SNOWDEN

TECHNICAL REPORT
ON THE
TABAKOTO PROPERTY, MALI WEST AFRICA

PREPARED FOR

NEVSUN

PROJECT NUMBER:	*04V350*	*DISTRIBUTION LIST:*	
EFFECTIVE DATE:	*MAY 17, 2004*	*CLIENT*	*1 COPY*
PREPARED BY:	*SNOWDEN*	*SNOWDEN MIC*	*1 COPY*
REVIEWED BY:	*SNOWDEN*	*TOTAL*	*2 COPIES*

SNOWDEN MINING INDUSTRY CONSULTANTS

#720 – 1090 WEST PENDER STREET, VANCOUVER, B.C. V6E 2N7

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Tabakoto Property	Doc.ref.:04V350.doc

ABBREVIATIONS AND GLOSSARY

DH	diamond drilling
g/cm3	grams per cubic centimetre
g/t	grams per tonne
has	hectares
kg	kilogram
km	kilometres
lb	pound
m	metres
M	million
ppb	parts per billion
ppm	parts per million
RC	reverse circulation drilling
RH	rotary hole drilling
t	tonnes
tpa	tonnes per annum, tonnes per year
tpd	tonnes per day
US$	United States dollars
[o] C	degrees Celsius

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		TABLE OF CONTENTS
SUMMARY			1
1.	INTRODUCTION AND TERMS OF REFERENCE		4
	1.1.	Introduction	4
	1.2.	Terms of Reference	4
	1.3.	Scope of Work	4
	1.4.	Services of Third Parties	5
2.	DISCLAIMER		6
3.	PROPERTY DESCRIPTION AND LOCATION		7
4.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND
PHYSIOGRAPHY			10
5.	HISTORY		12
6.	GEOLOGICAL SETTING		16
	6.1.	Regional Geology: West Africa	16
	6.2.	Regional Geology: Mali	18
	6.3.	Local and Deposit Geology	21
7.	DEPOSIT TYPES		22
8.	MINERALIZATION		23
9.	EXPLORATION		25
	9.1.	Geophysical Surveys	27
	9.2.	Geochemical Surveys	28
	9.3.	Trenching	29
10. DRILLING			30
	10.1.	2001 Drill Program	31
	10.1.1. 2001 Oriented Core Diamond Drilling		31
	10.1.2. Reverse Circulation Drilling		31
	10.2.	2002 Drill Program	32
	10.3.	2003 Drill Program	33
	10.4.	Water Well Drilling, Hydrology Program	33
	10.5.	Geotechnical Drilling	33
11. SAMPLE METHOD AND APPROACH			35
	11.1.	Diamond Drilling	35
	11.2.	Reverse Circulation Drilling	35
	11.3.	Geotechnical Drilling	35
12.		SAMPLE PREPARATION, ANALYSES AND SECURITY	36
	12.1.	Abilab Analytical Procedure	36
13. DATA VERIFICATION			39
	13.1.	Quality Assurance/Quality Control (QA/QC) Program	39
	13.1.1. Introduction		39
	13.1.2. QA/QC Protocol		39
	13.1.3. Certified Standard Controls		39
	13.1.4. Blank Samples		41
	13.1.5. Duplicate Samples (RC Only)		41
	13.1.6. Conclusions and Recommendations		41
	13.2.	Check Assay Program	42
	13.2.1. Repeat Assay Data Analysis		42
	13.2.2. Method of Data Analysis		42
	13.3.	Review of Diamond Drill Hole Sample Repeat#1 Assay Data	43
	13.4.	Review of RC Drill Hole Sample Repeat#1 Assay Data	43
	13.5.	Review of DDH and RC Repeat#2 Assay Data	43

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	13.6.	Summary and Interpretation	44
	13.7.	Recommendations	45
	13.8.	2003 Duplicate And Repeat Assays	45
	13.9.	2003 QA/QC	49
	13.10.	Certified Standard Controls	50
	13.11.	Blank Samples	51
	13.12.	Duplicate Samples	51
	13.13.	2000 Chain of Custody Program	52
	13.13.1.	Introduction	52
	13.13.2.	Drilling Procedures and Chain of Custody Procedures	52
	13.13.3.	Drill Hole Sampling	53
	13.13.4.	Geology of Drill Hole	53
	13.13.5.	Intervals Sampled	53
14.	ADJACENT PROPERTIES		56
15.	MINERAL PROCESSING AND METALLURGICAL TESTING		59
	15.1.	Previous Test work	59
	15.1.1.	Lakefield Research Project No. L.R. 5150	59
	15.1.2.	Knelson Concentrators Project No. KC00-215	59
	15.1.3.	Process Research Associates Ltd Project No. 00-05407	60
	15.1.4.	Lakefield Research Project No. L.R 5252	61
	15.2.	Feasibility Study Test work	63
	15.2.1.	Samples	63
	15.2.2.	Gravity and Hydrometallurgical Test work	65
	15.2.3.	Gravity Test work	66
	15.2.4.	Effect of Carbon Addition	67
	15.2.5.	Effect of Grind	68
	15.2.6.	Cyanide Optimization	69
	15.2.7.	Effect of Leach Residence Time	70
	15.2.8.	Oxygen Demand Determination	72
	15.2.9.	Viscosity Determination	73
	15.2.10.	Carbon Kinetics and Equilibrium	74
	15.2.11.	Settling Test work	75
	15.2.12.	Acid Base Accounting Phase 1	76
	15.2.13.	Acid Base Accounting Phase 2	77
	15.3.	Comminution Test work	79
	15.3.1.	Bond Crushability Work Index (CWI)	79
	15.3.2.	Uniaxial Compressive Strength (UCS)	81
	15.3.3.	Bond Ball Mill Work Index	81
	15.3.4.	Bond Rod Mill Work Index	82
	15.3.5.	Bond Abrasion Index	82
	15.4.	Variability Tests	83
	15.4.1.	Sample Preparation	83
	15.4.2.	Gravity Gold Recovery Tests	83
	15.4.3.	Gravity Tails Leach Tests	84
	15.5.	Conclusions	84
16.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		87
	16.1.	Mineral Resource Estimate	87
	16.1.1.	Sources of Data	87
	16.1.2.	Domains	89
	16.1.3.	Compositing	91

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	16.1.4.	Statistical Analysis	91
	16.1.5.	Geostatistical Analysis	94
	16.1.6.	Bulk Density	96
	16.1.7.	Mineral Resource Estimate	96
	16.1.8.	Validation	98
	16.1.9.	Classification	98
	16.1.10.	Resource	98
	16.2.	Ore Reserve Estimate	98
	16.2.1.	Resource Estimate	99
	16.2.2.	Pit Optimization	99
	16.2.3.	Open Pit Design	100
	16.2.4.	Ore Reserve	100
17.	OTHER RELEVANT DATA AND INFORMATION		102
18.	INTERPRETATION AND CONCLUSIONS		103
	18.1.	Mineral Resource Estimate	103
	18.2.	Ore Reserve Estimate	103
19.		RECOMMENDATIONS	106
20.		REFERENCES	107
21.	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT
	PROPERTIES AND PRODUCTION PROPERTIES		108
	21.1.	Ownership and Permitting	108
	21.1.1.	Mineral Rights	108
	21.1.2.	Malian Legislation	109
	21.1.3.	Construction and Operations Permits and Licenses	110
	21.2.	Mining Operations	111
	21.3.	Metallurgy	113
	21.3.1.	Introduction	113
	21.3.2.	Test Work History	114
	21.3.3.	Comminution Test work Findings	114
	21.3.4.	Gravity Test Results	115
	21.3.5.	Cyanidation Results	115
	21.3.6.	Environmental	115
	21.4.	Process Plant	115
	21.5.	Tailings Dam	116
	21.5.1.	Tailings	116
	21.5.2.	Site Geotechnics	117
	21.5.3.	Impoundment Design Principles	117
	21.5.4.	The Tailings Disposal Facility	118
	21.5.5.	Impoundment Earthworks	118
	21.5.6.	Deposition and Decant System	118
	21.5.7.	Return Water Dams	119
	21.5.8.	Slope Stability	119
	21.5.9.	Potential Seepage	119
	21.5.10.	Water Management	119
	21.5.11.	Operational Management and Monitoring	120
	21.5.12.	Risk	120
	21.5.13.	Closure and Rehabilitation	120
	21.6.	Environmental	121
	21.7.	Capital Cost Estimates	122
	21.7.1.	Summary Project Capital Cost Estimate	122

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21.8.	Operating Costs	123
21.8.1.	Mine Operating Cost Estimate	123
21.8.2.	Process Plant Operating Cost Estimate	124
21.8.3.	Financial Evaluation	125
21.9.	Project Economics	128
21.10.	Risk Analysis	128
21.10.1.	Introduction	128
21.10.2.	Revenue, Operating and Capital Risk Sensitivity	129
21.10.3.	Risk Profile	132

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LIST OF FIGURES
Figure 3.1	Location Map Mali	8
Figure 3.2	Tabakoto and Segala Exploitation Permits	9
Figure 6.1	Generalized Regional Geological Map of West Africa	17
Figure 6.2	Main Geological Units of West Africa	19
Figure 6.3	Geology of the Kenieba Region	20
Figure 8.1	Tabakoto Conceptualized Cross-section 1700 South	23
Figure 8.2	Tabakoto Model	24
Figure 9.1	IP Chargeability Compilation, Tabakoto and Segala Permits	28
Figure 9.2	Gold in Soil Compilation, Tabakoto And Segala Areas	29
Figure 10.1	Tabakoto Property Drill Hole Locations	30
Figure 13.1	Scatterplot Of Tabakoto Original Verus Duplicate Assays	47
Figure 13.2	Q-Q Plot of Tabakoto Original vs. Repeat Assays	48
Figure 13.3	Relative Difference Plot of Tabakoto Repeats	48
Figure 13.4	Precision Plot of Tabakoto Assay Repeats	49
Figure 13.5	Duplicate Samples	51
Figure 14.1	Geological domain wire frame models of the Segala Deposit	57
Figure 16.1	Drill Hole Location Plan - Holes with q Magenta Symbol Were Drilled Late 2002 and Were Not Incorporated Into The 2002 Resource Estimation of the Southern Resource	88
Figure 16.2	Isometric View of The Geological Domain Wireframe Models (Looking from AboveTowards The Northwest)	90
Figure 16.3	Lognormal Histogram And Probability Plots For The North-South Domains	91
Figure 16.4	Northern Area - Histograms of The 2002 And 2003 Data Sets	92
Figure 16.5	Lognormal Histogram and Probability Plots for The Northeast Domains	93
Figure 16.6	Lognormal Histogram and Probability Plots For the Northwest Domains	94
Figure 16.7	Pit showing the three phases of development	100
Figure 19.1	Drilling density and resource classification blocks on vertical section 1600S (looking north on 1432230mN)	106
Figure 21.1	Property Land Map	111
Figure 21.2	Location Plan	113
Figure 21.3	Ounces of Gold Produced and Cumulative Cash Flow by Year	128
Figure 21.4	Sensitivity Analysis	130

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LIST OF TABLES
Table 10.1	Summary of Drilling	30
Table 13.1	GEOSTATS Gold Standard Reference Material	40
Table 13.2	Table 12.2 2003 Summary Repeat Assay Statistics	46
Table 13.3	Ore Research & Exploration Reference Material	50
Table 13.4	Drill Core Intervals from T-274	54
Table 13.5	Summary of Geology for T-274	54
Table 13.6	Sample Intervals And Results	55
Table 14.1	Resource Summary	56
Table 14.2	Ore Reserve Estimate - US$350/oz Au	58
Table 14.3	Ore Reserve Estimate - US$325/oz Au	58
Table 15.1	Tails reground test results	60
Table 15.2	Direct Assays	61
Table 15.3	creened Metallics Assays	61
Table 15.4	Gravity Separation Test Results	62
Table 15.5	Cyanide Leach Tests	62
Table 15.6	Oxide Composite Material Make-up	64
Table 15.7	Oxide Composite Head Assays	64
Table 15.8	Fresh Oxide Composite Make-up	64
Table 15.9	Fresh Composite Head Assays	65
Table 15.10	Test Work Summary for Fresh Composite Material	65
Table 15.11	Test Work Summary for Oxide Composite Material	65
Table 15.12	Oxide Composite Gravity Recovery - Lakefield Procedure	66
Table 15.13	Fresh Composite Gravity Recovery - Lakefield Procedure	66
Table 15.14	Oxide Composite Gravity Recovery - Knelson Procedure	67
Table 15.15	Fresh Composite Gravity Recovery - Knelson Procedure	67
Table 15.16	Evaluation of Preg-Robbing on Whole Ore	68
Table 15.17	Evaluation of Preg-Robbing on Gravity Tail	68
Table 15.18	Grind Optimization Leach Results on Whole Ore	69
Table 15.19	Grind Optimization Leach Results on Gravity Tail	69
Table 15.20	Cyanide Addition Optimization	70
Table 15.21	Effects of Oxygen Injection on Cyanidation of Whole Ore	71
Table 15.22	Effects of Oxygen Injection on Cyanidation of Gravity Tail	71
Table 15.23	Effects of Oxygen Injection and Carbon Addition on Leaching of Gravity Tail	72
Table 15.24	Oxygen Demand Test Results	73
Table 15.25	Slurry Viscosity Measurements	74
Table 15.26	Carbon Equilibrium and Kinetic Values	74
Table 15.27	Settling Test work results	75
Table 15.28	Samples for Acid Base Accounting Tests	76
Table 15.29	Acid Base Accounting (ABA) Results	76
Table 15.30	Mild Carbonic Acid Rain Leach Test Results	78
Table 15.31	Material Characterization Tests	79
Table 15.32	Felsic Crushing Work Index	80
Table 15.33	Sedimentary Crushing Work Index Results	80
Table 15.34	UCS Test Results	81
Table 15.35	Bond Ball Mill Work Indices	81
Table 15.36	Bond Rod Mill Work Indices	82
Table 15.37	Bond Abrasion Indices	82
Table 15.38	Head Assay Values	83
Table 15.39	Variability Samples Gravity Gold Recovery - Lakefield Procedure	83
Table 15.40	Variability Test Leach Results	84

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Table 16.1	Domain Groups	89
Table 16.2	Summary of Bulk Density Determinations	96
Table 16.3	Dimensions of The Tabakoto Block Model	97
Table 16.4	Resource Summary	98
Table 16.5	Pit Optimization Input Parameters	99
Table 16.6	Open Pit Ore Reserve ($325/oz)	101
Table 16.7	Open Pit Ore Reserve ($350/oz)	101
Table 18.1	Risk Factors Associated With the Tabakoto Resource Estimate	104
Table 18.2	Risk Factors Associated With the Tabakoto Reserve Estimate	105
Table 21.1	Summary of Capital Costs	122
Table 21.2	Open Pit Capital Cost Summary	122
Table 21.3	Summary of Process Plant Capital Costs	123
Table 21.4	Summary of Infrastructure Capital Costs	123
Table 21.5	Average Open Pit Operating Cost Summary	124
Table 21.6	Plant Operating Cost	125
Table 21.7	Open Pit Life of Mine Schedule - 650 Ktpa	126
Table 21.8	Financial model	127
Table 21.9	Risk Assessment	132
Table 21.10	Risk Analysis	133

	LIST OF APPENDICES
APPENDIX A Certificates of Authors		134
APPENDIX B Certificates of Consents		139

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SUMMARY

In September 2002, Nevsun Resources Ltd ("Nevsun") commissioned Metallurgical Design and Management Pty Ltd ("MDM") to undertake a Feasibility Study on the Tabakoto Project to demonstrate the viability of the project and identify an appropriate development strategy.  The study was completed in September 2002 and detailed in the report "Nevsun Resources Limited Tabakoto Project Bankable Feasibility Study" ("the FS").  Based on recommendations made in the FS, Nevsun completed an infill drilling program in early 2003 and commissioned Snowden Mining Industry Consultants Pty Ltd ("Snowden") to update the resource estimate contained within the FS.  An updated resource estimate was completed in March 2003 and detailed in the report "Tabakoto Gold Deposit, 2003 Update to Northern Extension Area Resource".  The results of the updated resource estimate and the FS are the subject of this Technical report.

Nevsun has carried out exploration work in the Tabakoto area of western Mali, West Africa since 1993.  The Tabakoto area was an area of intense local artisan mining activity for a number of years and it is because of this activity that Nevsun has ultimately outlined a gold deposit of some significance.

Original exploration permits were converted to an exploitation permit (mining license) in 2000.  The Tabakoto exploitation permit currently consists of a 60 square kilometre area, the result of the combination of the former Samake, Dabo, Dioulafoundouding, Fougala, Koutila and Dioulafoundou Concessions.

Past work has consisted of geological mapping, soil sampling, geophysical surveys, diamond drilling and reverse circulation drilling.  Several resource estimates have been calculated and a pre-feasibility study was prepared in 1998.  Independent consultants have documented all this work and reports are available at Nevsun's corporate office in Vancouver.

The Tabakoto gold deposit is a high grade/low volume, structurally controlled, porphyry and quartz vein associated orebody, outlined through definition drilling programs along a strike length of 1650 meters to a subsurface level of 350 meters.

The deposit occurs within the core of a tight, upright anticline (or anticline couple), whose axial surface dips steeply (70o-85o) eastward.  The folded metasediments are monotonously intermixed such that no distinct marker units exist, and the anticline is defined strictly by common sedimentary facing directions.  A suite of meter to decameter scale, intermediate to felsic (+/- quartz) feldspar-porphyritic dykes cuts the folded sequence along the length of the core of the anticline.  The porphyritic dykes are concentrated within two main intrusive corridors in the northern portion of the deposit, namely a western corridor (15-30 meters wide) dominated by intermediate (diorite, quartz diorite) dykes and an eastern corridor (20-75 meters wide) dominated by felsic dykes.  The corridors are generally about 40 meters apart (up to 80 meters in the north) and merge into one principal corridor (50-110 meters wide) in the central part of the deposit.  Brittle faults and gabbro-dolerite dykes transect the folded assembly.

The in-situ oxide zone, composed of saprolite with successive mottled clay zone and local laterite, ranges between 6-50 meters thick, and is overlain by a cap of locally lateritized alluvial material between 4-18 meters thick.

The dyke corridors and associated host rocks along the length of the anticlinal axis form the locus of preferential alteration (silicification.  sericitization and/or carbonatization), intrusion of

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narrow (cm to dm scale) gold bearing (+/-albite, carbonate) quartz vein systems, development of quartz crackle vein and quartz flooded breccia zones, and development of fine to medium grained disseminated arsenopyrite with subordinate pyrite and free gold.  Visible gold occurs statistically in all lithologies and gold grades range widely owing to a nugget effect.  High grade zones of gold mineralization are related to the porphyritic dyke corridors, including the host metasediments, and the zones of alteration and fracturing associated with them, forming a north trending main mineralized zone ranging between 20-50 meters in width along the anticlinal axial trace.  Cross and long sections depict a somewhat erratic pattern of high grade mineralization, yet infer the presence of moderately south plunging shoots or panels, likely governed by the intersection of brittle structures.  NE trending cross structures, such as the major structure that transects the deposit at its south end and other zones cutting the central part of the deposit, also form the locus of porphyritic dyke injection, alteration and gold mineralization.

The mineral resource estimate for Tabakoto has been revised by to incorporate new data obtained by Nevsun in 2002-2003, following a review by Snowden in 2002 that recommended increasing the drilling density to the north of the proposed pit area to raise the confidence level in resource estimates.  The revised resource has been estimated using multiple indicator kriging to interpolate gold grades from composite drill hole samples into a three-dimensional grade block model constrained by solid models of the mineralization.

The estimated mineral resource at Tabakoto, above a cut-off grade of 2.0 g/t is detailed in Table 1.  The mineral resource estimates detailed below include ore reserves.

Table 1 Mineral resource estimate (2.0 g/t Au cut off)
Category	Tonnage (000's)	Au Grade (g/t)	Au (Kg)
Measured	3,961	5.2	20,410
Indicated	4,079	5.2	21,382
Measured + Indicated	8,040	5.2	41,791
Inferred	2,656	5.6	14,905

The current ore reserve estimate for the Tabakoto deposit is based on the earlier 2002 resource estimate as detailed in the report titled "Nevsun Resource Ltd, Tabakoto Gold Deposit Resource Estimation, September 2002".  The estimated Measured and Indicated resource at Tabakoto (above a cut-off grade of 2.0 g/t Au) based on the 2002 resource model was 8.1 million tonnes at a grade of 5.1 g/t Au.

For the purpose of reserve estimation, economic cut-off grades of 2.0 g/t Au for oxide ore and 2.2 g/t Au for fresh ore have been applied.  The ore reserves include allowances for dilution (13% at 0.7 g/t Au) and ore loss (1.5%).  The open pit ore reserve is summarized in Table 2 and Table 3.

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Table 2 Open Pit Ore Reserve ($325/oz)
Category	Oxide		Fresh		Total
	(000) t	g/t Au	(000) t	g/t Au	(000) t	g/t Au
Proven	423	4.00	1,931	5.41	2,353	5.16
Probable	112	4.30	715	6.60	828	6.28
Total	535	4.06	2,646	5.73	3,181	5.45

Table 3 Open Pit Ore Reserve ($350/oz)
Category	Oxide		Fresh		Total
	(000) t	g/t Au	(000) t	g/t Au	(000) t	g/t Au
Proven	435	3.91	2,067	5.19	2,502	4.97
Probable	113	4.27	741	6.38	854	6.10
Total	548	3.98	2,808	5.50	3,356	5.26

Only material classified as Measured and Indicated was considered as ore in the study, and the inferred material within the open pit limits was not valued.

The ore reserves estimates assume a capital investment of $23.6 M based on the September 2002 FS.

Mine production of 3.182Mt, reaching 650,000 tpa, of ore grading 5.5g/t gold to a depth of 210 metres over 5 years at a 2g/t gold cut-off grade will yield approximately 536,747 ounces of gold at an average waste:ore ratio of 15.2:1 with ore and waste totaling 52 Mt (22M bcm).

A financial model of the open pit 5-year operation indicates that the project is viable at a gold price of US$325/ounce less 3% royalty on sales.

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1.

INTRODUCTION AND TERMS OF REFERENCE

1.1.

Introduction

Nevsun Resources Ltd. ("Nevsun") has carried out exploration work on the Tabakoto Property located immediately south of the Segala Property since 1993. The Tabakoto area was an area of intense local artisan mining activity for a number of years and it is because of this activity that Nevsun has ultimately outlined a gold deposit of some significance.

In September 2002, Nevsun commissioned Metallurgical Design and Management Pty Ltd ("MDM") to undertake a Feasibility Study on the Tabakoto Project to demonstrate the viability of the project and identify an appropriate development strategy.  The study was completed in September 2002 and detailed in the report "Nevsun Resources Limited Tabakoto Project Bankable Feasibility Study" ("the FS").  Based on recommendations made in the FS, Nevsun completed an infill drilling program in early 2003 and commissioned Snowden Mining Industry Consultants Pty Ltd ("Snowden") to update the resource estimate contained within the FS.  An updated resource estimate was completed in June 2003 and detailed in the report "Tabakoto Gold Deposit, 2003 Update to Northern Extension Area Resource".  The results of the updated resource estimate and the FS are the subject of this Technical report.

This report has been prepared in compliance with Canadian Securities Administrators National Instrument 43-101, under the direct supervision of:

  C Standing BSc (Hons) Principal Resource Geologist Snowden Mining Industry Consultants Pty Ltd

  F.W. Nielsen PGeo Vice President of Exploration Nevsun resources Ltd

  P Morriss BSc (Hons) Manager of Engineering Snowden Mining Industry Consultants Pty Ltd

  G McCrae Managing Director, Metallurgical Design and Management Pty Ltd

The individuals noted above are the "qualified persons" responsible for the content of the following report

F.W. Nielsen has worked extensively on the property since 1997, formulating and taking part in various exploration programs to advance the property. P Morriss visited the property in 2003 as Snowden's representative.

1.2.

Terms of Reference

Unless otherwise noted:

  all units of measurement in the following report are in metric measure all costs are expressed in terms of United States dollars

  all metal prices are expressed in terms of United States dollars

1.3.

Scope of Work

The following technical report considered the following:

  Regional and local geology, structure and mineralization

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  Sample collection, preparation, security and analysis

  Quality assurance and quality control procedures

  Block modeling, grade interpolation and resource estimation

  Metallurgical recovery and plant design

  Mine planning and reserve estimation

  Environmental and operational permitting

  Operating and capital cost estimation

  Financial analysis

1.4.

Services of Third Parties

During the course of the fieldwork and subsequent studies it was necessary to rely on expertise supplied by third party professionals with specific technical expertise.  Areas impacted by the work of third party consultants are clearly noted.  The authors of this Technical report have relied inherently on the conclusions and recommendations of the following third party consultants:

  SGS Lakefield Research Limited ("Lakefield") - Ore characterization and metallurgical test work

  Environmental, civil and mining projects Pty Lltd ("ECMP") - Tailings disposal facilities

  Digby Wells Associates ("DWA")  - Environmental Impact Assessment

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2.

DISCLAIMER

This report is intended to be used by Nevsun Resources Ltd.  (Nevsun) and is subject to the terms and conditions of its contract with Snowden Mining Industry Consultants Ltd.  Reliance on the report may only be assessed and placed after due consideration of the nature and Snowden's scope of work, as described herein.  This report is intended to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

Snowden permits Nevsun to file this report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation.  Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party's sole risk.  Further, any results or findings presented in this study, whether in full or excerpted, may not be reproduced or distributed in any form without Snowden's written authorization.

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3.

PROPERTY DESCRIPTION AND LOCATION

The Tabakoto exploitation permit covers an area of approximately 60 square kilometres, the result of the combination of the former Samake, Dabo, Dioulafoundouding, Fougala, Koutila and Dioulafoundou Concessions.  The permitted area is located around the village of Tabakoto, which is 15 km north from the government administrative centre of Kenieba in western Mali (Figure 3.1).

The Company entered into a series of agreements from October 1, 1993 to March 8, 1999 (the "Samake Agreement") with Charles Samake ("Samake"), an arms length party to the Company, to acquire a 100% interest in the Samake concession.  Under the Samake Agreement, Mr Samake is entitled to annual payments of $75,000 per year until a net smelter return royalty becomes payable at 1% and Mr.  Samake also retains a 5% net profits interest.  The royalty and net profits arrangements are restricted to the former Samake concession that is outside of the Company's current mine plan.  A finder's fee of 50,000 common shares was paid to an arm's length party with respect to the first Samake Agreement.

The Company entered into a series of agreements from June 6, 1995 to May 24, 2002 (the "Dabo Agreement") with El Hadj Lamine Dabo ("Dabo"), an arm's-length party to the Company, to acquire a 100% interest in the Dabo concession.  The Company paid a total of $679,000 to Dabo in cash and shares of the Company in connection with this acquisition.  A finder's fee of 40,000 common shares was paid to an arm's length party with respect to the first Dabo Agreement.

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Figure 3.1
Location Map Mali

The Company entered into a series of agreements from October 8, 1997 to November 18, 2002, with Le Groupement d'Interet Economique des Orpailleurs de Dioulafoundouding ("GIE") to acquire a 100% interest in the Dioulafoundouding concession.  The Company paid approximately $305,000 in cash and in kind to GIE in connection with this acquisition.

After having prepared necessary pre-feasibility studies and an environmental impact study, in September 1999 the Government of Mali granted to the Company a mining permit for the combined Tabakoto property (formerly the Samake and Dabo Concessions).

In May 2000, the Company formed Tambaoura Mining Company S.A.  ("Tamico"), a Malian exploitation company in partnership with the Government of Mali.  In that connection, the Company entered into a shareholders agreement whereby the Government retains a carried interest of 20% in the exploitation company.  The Company is the operator.

In 2001, the adjoining Dioulafoundouding property was combined into Tabakoto's mining license.

In 2002, the Company entered into agreements to acquire three additional concessions, the Koutila, Fougala and Dioulafoundou covering a combined area of approximately 36 square kilometres, all contiguous with the Tabakoto mining licensed area.  All of these agreements were with arm's-length parties.  This additional group of properties was added to an expanded Tabakoto mining license area covering approximately 60 square kilometres.  (Figure 3.2)

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Figure 3.2
Tabakoto and Segala Exploitation Permits

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4.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to a 700-metre long laterite airstrip at Kenieba is by fixed-wing aircraft from Bamako, 360 km to the east.  There are no scheduled flights into this small and unequipped airstrip.  Charter aircraft are available from Bamako but outgoing loads from Kenieba are severely restricted due to insufficient runway length.

Kenieba is also accessible by laterite road (Route Nationale #3) from the rail terminal at Kayes, which connects to the port city of Dakar in Senegal 685 km to the west and the capital Bamako, to the east.  From Kayes, the road is in very good condition up to Sadiola (60 km); however, for the remaining 140 km to Tabakoto the road is in poor condition and a four-wheel-drive vehicle is recommended, especially in the rainy season.

The Tabakoto area can also be accessed from Dakar by paved road to the village of Saraya in eastern Senegal, a distance of 756 km.  From there a dirt road leads to the Faleme River where there is a crossing in the dry season.  The distance from Saraya to Tabakoto is 64 km.  The Faleme crossing currently has a ferricrete base that likely has to be upgraded each year.

An all-weather laterite access road branches west from the Route Nationale, south of Tabakoto, for 1.2 km to the present Nevsun campsite.  A variety of dirt and laterite roads crosscut the permits to allow access to virtually all corners of the property.

The road to Bamako is upgraded from time to time with the journey taking approximately 9 to 10 hours to complete.  The road from Tabakoto to Manateli takes approximately 3 hours to travel in the dry season and 4 hours during the rainy season.  For the most part this is a dirt track with few upgrades.  Bridges do span major watercourses.

The climate in the Kenieba district is tropical with only two seasons: a rainy season from June to October and a dry season from November to May.

The average temperature range in western Mali is between 18 and 43oC.  During the hottest portion of the summer months, temperatures vary between 25 and 43oC.  In the winter months of December and January, the temperature ranges between 18 and 35oC.  The wet season generally moderates the average temperature.

The precipitation estimate was taken from data at Kayes, about 175 km north of Tabakoto.  It indicates that the wet season commences sometime during June and subsides in October.

Average annual rainfall is estimated at between 750 and 1000 mm/a.  During the rainy season, days per month with measurable precipitation can exceed 18-20 and peak rainfall can exceed 75 mm/d.

The average wind speeds in western Mali range from 6 to 12 km/hr.  The prevailing winds are the trades that change direction between the wet and dry seasons.  During the wet season they generally blow from the west-southwest to east-northeast, and in the dry season they blow from the opposite direction.

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An automatic weather station has been installed at Nevsun's Tabakoto camp.  It is also understood that weather data has been hand recorded for the town of Kenieba for a significant length of time.

The Kenieba district is at an elevation of 120 metres above sea level.  Low rolling peneplained plateaus cut by moderately well developed drainage systems cover most of the property.  Rising above the plateaus in some areas are long ridges capped by hard ferruginous laterite crusts (cuirrasse) that extend for several kilometres.  Immediately to the east of the property there is the prominent west facing Tambaoura escarpment formed by sandstone cliffs which rise to over 350 metres elevation.  The district of Kenieba is largely vegetated by tall grass and wooded savannah.  Abundant seasonal streams criss-crosses the area and flow southward into the Doundi River and thence westward into the Faleme River that forms the Mali-Senegal border.

Land use consists of subsistence farming and grazing of domestic animals.  Crops usually consist of maze, millet, rice, peanuts and melons.  Domestic animals consisting of sheep, goats or cattle graze the largely grass covered areas.

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5.

HISTORY

According to local inhabitants (personal communication Bondi Dansoko of Diyabougou), the original Tabakoto deposit was located by villagers in the early 1950's.  M.  Keita of the Direction Nationale de la Geologie et des Mines ("DNGM") recounts that the deposit was worked by the Sissoko family even earlier in the 1940's.  At that time, apparently the site was a small scale alluvial mining site.  After independence the socialist government of the day tried to discourage gold mining as it felt that this activity interfered with food production in the command economy they were trying to establish.  Artisanal mining was initially a modest affair, however, with the increase in the price of gold in the 1980's and the subsequent introduction of mining techniques utilizing wooden cribbing, this all changed.  With this new technique, miners were able to support shafts to >40 metres depth and excavate drifts at this depth below the saprolite.

A brief synopsis of exploration activities since Nevsun became involved with the property is as follows:

Up until June 1997, a contractor conducted all exploration work at Tabakoto.  Initial geophysical and geochemical surveys were carried out on a limited basis to determine if the mineralization produced any kind of signal that could be used to define further undiscovered zones.  Initial drilling determined that mineralization was associated with several structural directions.  A number of exploration targets on other parts of the property were also tested with inconclusive results.

1993

  Initial site visit and assaying of grab samples that returned up to 79 g/t au

1994

  Grid established, soil geochemical survey completed by PDRM.  Analyzed for gold and arsenic only.

  Initial drilling of 13 diamond drill holes (T1-T13) totaling 1,742 metres.  Initial petrographic work was carried out on selected samples

  Geophysical surveys in the form of VLF-EM, magnetometer and HLEM surveys were carried out.

  27 km of induced polarization/resistivity surveying was carried out on the Dabo Permit using a dipole-dipole array, "a"=100m and n=1-6.  The main north south zone displays a moderate chargeability anomaly usually associated with a moderate resistivity high.

1995

  39 diamond drill holes (T14-T52) totaling 4,178 m were established.

  45.6 km of gradient array IP/resistivity survey was completed on the Dabo Permit.  Real section IP/resistivity was completed on selected anomalies.  It is interpreted that the mineralization can be defined to significant depths.

  61 diamond drill holes (T53-T113) for a total of 20,285.5m were drilled

  Maps Geosystems carried out a differential GPS survey over the property and took black and white air-photos of the Kenieba area for various clients.

  36 reverse circulation (RC) drill holes were drilled for a total of 2,241m.  Ausdrill carried out the contract.

  51 diamond drill holes (T114-T164) were established totaling 18,160m.

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1997

In 1997, drilling had provided sufficient encouragement that a potential gold deposit was being defined.  Subsequent work focused on providing sufficient information in order to calculate a resource that could be used for a pre-feasibility study.  All data was formulated into a common database.  Assay and analytical information was verified by Analytical Solutions Limited who recommended a considerable amount of re-assaying to bring all sampling to a common acceptable level.  Assay labs utilized by Nevsun were audited and recommendations for sampling and assay procedures were implemented.

Property-wide geological mapping, geophysical surveys and soil sampling were carried out in order to have a complete database of background exploration information.  Core re-logging, of all holes previously drilled was completed by a team of geologists such that a common lithologic base was utilized.  Additional sampling was also carried out.

  June, Nevsun took over on-site management of the exploration program

  An exploration camp was built at the junction of the Dabo and Samake permits.  Four water wells were drilled.

  130km of gradient array IP/resistivity were carried out over the Dabo and Samake permits.  29 km of real section IP/resistivity surveys were carried out on selected sections

  156.5 km of magnetic surveying was carried out over the property

  1997

  The property was soil sampled at 25m spacings along lines 100m apart.  Samples were analyzed for gold and a 31-element ICP package.

  Geological mapping at a scale of 1:5000 was completed over the property

  Geological mapping at a scale of 1:1000 was completed over the deposit area.

  The property boundary, 164 diamond drill holes, selected topographic features and all baseline monuments as well as selected cross-line pickets were surveyed by McElhanney Consulting in two programs from April to October.  Differential GPS was used.

  A further 43 diamond drill holes (T165 to T207) totaling 9,962.5m were established following the rainy season.

  Initial metallurgical test work was carried out by Lakefield Research.  Recoveries of 91.7% to 95.7% were achieved using a combination of gravity and leach processes.

  Two resource estimates were calculated for the deposit by Pearson, Hofman and Associates.

  An air photo and LANDSAT imagery interpretation were carried over the Tabakoto area by Fillis Geological Services.  The objective was to gain a better understanding of the underlying geology and gold bearing structures.

  An archaeological study was completed over the Dabo and Samake permits.  This contributed to the Environmental Impact Study.  It was determined that there are no archaeological sites of significance on the Tabakoto Property.

1997-98

  An RC drill program was completed on the lateritic and alluvial cover over the deposit.  346 holes for a total of 20,004 metres were established on the Dabo, Samake and Dioulafoundouding permits.  This was completed before it was determined that the top 3-18m of material overlying the deposit was alluvial in nature.

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1998

  A preliminary feasibility study was completed by BLM Bharti Engineering Inc.  This was presented to the Malian Government in Feb.  98.  Various underground mining scenarios were presented ranging from 1.5 Mt/a to 125,000 tpa.  A 750,000 tpa operation was presented in detail.

  36 diamond drill holes (T208 to T243) plus four deepened holes were completed for a total of 9,948m.  The objective of the program was to gain additional information for an updated resource calculation.

  An updated resource calculation was formulated by Pearson Hofman and Associates.

1999

  12 oriented core diamond drill holes (T244-T255) totaling 2,229m were established.  The aim of the program was to gain a better understanding of the structural controls on the gold mineralization.

Apart from limited drilling in 1999 work largely focused on studies required to obtain a mining license.

1999

  Aserni carried out a socio-economic study for the village of Tabakoto, which included a population census.  The results of the survey were incorporated into an environmental impact report also completed in 1999.

  An application for a mining license was submitted to the Malian Government.

  Limited geological mapping at a scale of 1:1000 and limited trenching was carried out.

In the latter part of 1999 with a falling gold price it was decided to focus on high-grade mining opportunities that would limit capital costs and at the same time improve the economic projections for the deposit.  Snowden Mining Industry Consultants' ("Snowden") work refocused attention to near surface resources that could be mined by open pit methods.  Various scenarios including a test open pit and ramp access to shallow depths were considered in order that a full understanding of the controls on mineralization could be ascertained.  It was subsequently decided that drilling from surface would be the most cost-effective method of defining the deposit for feasibility purposes.

1999

  Snowden carried out a resource and mining review that suggested a high grade open pit mining scenario followed by underground mining would be feasible.  Snowden's work also determined that variography studies indicated that drilling on 25m centers was sufficient to verify continuity of mineralization.  Limited drilling at 12.5m centers confirmed this.

  Golder Associates carried out geotechnical investigations with respect to establishing a ramp and a test pit site.  12 HQ diamond drill holes were established for a total of 735 metres.  A number of test pits were also dug, mapped and sampled.

2000

  The Malian Government awarded a mining (exploitation) license to Nevsun in Oct.  2000.

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  22 oriented core diamond drill holes (T256-T277) for a total of 3,021 metres were established.  This was the first phase of a program designed to complete in-fill drilling on 25 metre centers, both along strike and up and down dip within the proposed open pit areas.  All drilling was designed to intersect mineralization at depths no greater than 100m vertical.

  18 RC holes for a total of 1438m were established.  The planned program was not completed due to mechanical problems.

  Metallurgical test work was carried out by Knelson Concentrators.  Three stage gravity recoveries were in the range of 80.9% to 82.4%.  Gravity and leach recoveries varied from 93.6 to 95.3%.  This was carried out on both oxide and primary material.

  A re-interpretation of the deposit geology was completed by Snowden.  A better understanding of the mineralized structures and timing of mineralization was obtained.

  In the latter part of 2000 work focused on completing a final feasibility study in order to take the deposit to commercial production.  MDM were retained to implement and carry out the feasibility study.

2001

  40 oriented core diamond drill holes (T278-T319) were completed for a total of 5,601m.  71 RC holes (TRC365-TRC435) were completed for a total of 6,341m.  The 2001 drilling program completed required in-fill drilling for a revised resource calculation within the proposed open pit areas.  Nine HQ geotechnical diamond drill holes were established for a total of 370m.  These were to test foundation areas for a processing plant and tailings containment area.  The digging of 22 test pits followed this to further test chosen areas.

  Final metallurgical work was carried out by Lakefield Research in South Africa.

  Three additional concessions (Koutila, Fougala, and Dioulafoundou) contiguous with the Tabakoto mining license area covering a combined area of approximately 36 km2 were acquired and added to the Tabakoto mining license.

2002

  Ground exploration program consisting of extensive grid coverage over which geological mapping, geophysical surveys and limited soil sampling was completed, and a compilation of past data assembled.

  In early October several areas of the proposed pit were drilled in more detail to provide sufficient drill density in order that resource categories could be increased from inferred to indicated and measured (17 DD Holes 2,987 metres, & 12 RC Holes 1,131 metres).

  Exploration drilling of several additional targets including Tabakoto Est (4 RC Holes plus condemnation trenching), Tabakoto South (4 DD Holes), Dioulafoundou (3 DD holes on three targets), Koutila (2 DD holes), and Fougala (4 DD holes)

  Seven water wells were drilled under the supervision of Digby Wells & Associates and were set up for regular monitoring of the local water table.  This work was required to better understand the hydogeological conditions with respect to the proposed open pit.

  Metallurgical Design and Management (Pty) of South Africa completed a detailed feasibility study of the Tabakoto deposit.

2003

  Two condemnation diamond drill holes were drilled at the north end of the deposit area in the area of the proposed processing plant.

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6.

GEOLOGICAL SETTING

6.1.

Regional Geology: West Africa

Precambrian cratons of Archean and Lower Proterozoic age, Pan-African mobile zones of Upper Proterozoic age and intracratonic sedimentary basins ranging from the Proterozoic to the Quaternary dominate the geology of West and Central Africa.  The substratum rocks seldom outcrop and are frequently covered by sands (dunes) in the north (Mauritania, parts of Senegal, Mali, Niger and Chad) and by laterites in the south ().

The Precambrian history of this part of Africa is commonly described as a process of progressive cratonization, or the accretion of a series of successively younger mobile or orogenic zones or belts to the oldest crustal nuclei of early Archean age.  Occasionally, subsequent orogenic belts developed inside existing cratons, but more commonly, they added to the size of older cratons by addition of new crustal material along their margins.  Most of the cratons in the area under discussion stabilized already during the Archaean after the accretion of only Archean mobile zones subsequent to orogenic events.  The North Gabon Archean nucleus for example stabilized around 2.7 Ga.  An exception is the West African craton, which stabilized much later at about 1.6 Ga after the accretion of vast areas of Lower Proterozoic (or Birimian) formations at the end of the Eburnean orogenic event.

Due to extensive cover by intracratonic basins and deep crustal reactivation during the Pan-African orogenic event, only segments of the original Archean-Lower Proterozoic cratons are recognisable today.  The principal remaining segments of the West African craton are Reguibate in Mauritania, Kayes in Mali, Kedougou-Kenieba in Senegal and Mali and the vast Man-Leo terrains, which extend from Guinea in the west to Benin and Niger in the east.  Parts of the Congo craton subcrop in the Congo Republic, Gabon, Equatorial Guinea, Cameroon and the Central African Republic.  Segments of the ill-defined Nilotic craton are preserved in the northern part of the Central African Republic and in Chad.

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Figure 6.1
Generalized Regional Geological Map of West Africa

Remnants of Archean-Lower Proterozoic cratons are present in all countries under review of this study, with the exception of Gambia, Cape Verde Islands and possibly Guinea-Bissau.

The Archean-Lower Proterozoic cratons consist essentially of granitic-gneissic terrains and of volcano-sedimentary and sedimentary greenstone belts.  The greenstone belts, which are of either Archean or Lower Proterozoic age, are host to significant precious metal, base metal and bulk mineral deposits world-wide.  Archean greenstone belts occur in most of the fragmented cratons of West- and Central Africa, particularly in Sierra Leone, Guinea, Liberia, and Ivory Coast.  The second most significant gold resource of Africa (second only to the Witwatersrand basin) is associated with greenstone belts of the Lower Proterozoic Leo terrain of the West African craton.  These belts are also known as Birimian greenstone belts, named after the Birimian River Valley in Ghana, where gold and diamonds occur.  They encompass a vast area of approximately 350,000 km2 covering parts of Niger, Burkina Faso, Benin, Togo, Ghana, Ivory Coast, Mali, Guinea, Liberia and Senegal.

The last orogenic event in West and Central Africa was the Pan-African of Upper Proterozoic to Lower Paleozoic age (600-450 Ma).  This event completed the addition of new crustal material to the older cratons, it also overprinted and partially obliterated older pre-existing sequences of Archean-Late Proterozoic age.  Pan-African mobile belts rim the western margins of the West African and Congo cratons: Mauritanides, Rokelides and West Congo fold belt.  The Pan-African belt of Central Africa (also known as the Trans-Saharan mobile belt) occupies a vast

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area along the eastern margin of the West African and the northwestern margin of the Congo craton.  This zone, which is thought to have resulted from the collision between the West African craton and an ill-defined continent to the east, comprises the Adrar des Iforas and Air stock works in Mali and Niger and large parts of Benin, Niger, Nigeria and Cameroon.  The end of the Pan-African orogeny welded the various cratons of all of Africa together to form the approximate shape of the continent of Africa.  It is unclear to what extent older (Archean-Lower Proterozoic) crustal material has been preserved within the Pan-African belts, without having been subjected to intense metamorphic reactivation.

Intracratonic sedimentary basins, which are virtually unaffected by any orogenic event, cover extensive parts of the region.  They range from Proterozoic to Quaternary age.  Coastal basins of Cretaceous to Quaternary age occur along sections of the Atlantic coast.

6.2.

Regional Geology: Mali

Western Mali is underlain by the Man Shield (also termed the Leo Rise) which is represented in this region as the Kenieba-Kedougou Inlier, part of the West African craton ().  Bedrock consists predominantly of deformed and weakly metamorphosed volcano-sedimentary rocks of Lower Proterozoic Birimian sequences (2300-1900 Ma) that are bordered to the east by Upper Proterozoic (also termed Infra-Cambrian) largely unmetamorphosed sedimentary cover rocks (quartzite and argillaceous schists).  Proterozoic to Permian doleritic dikes crosscut this portion of the shield.

The Birimian sequences of West Africa are generally preserved as linear belts a few tens of kilometres wide and with lengths in excess of several hundred kilometres.  Granitic or migmatised zones separate the belts, corresponding to ante-Birimian bedrock or granitic manifestations of the Eburnean orogeny (2115-2080 Ma) the latest penetrative meta-morphic/deformational event.  Western Mali is somewhat exceptional to this as the linear belts are generally wider than average and have narrower intervening granitic zones between them.

The Birimian sequence in eastern Senegal and western Mali is exposed within the Kenieba-Kedougou inlier and is comprised of three main volcano-sedimentary belts oriented roughly SW-NE.  The belts are comprised of successive sequences that range from volcanic dominated in the west (Mako Group) to predominantly turbidite sediments and less voluminous volcanic rocks to the east (Diale Group and Dalema Group).  Subsequently, the previous group names used for the inlier as a whole have been renamed in Mali respectively, the Saboussire, Keniebandi, and Kofi Formations.

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Figure 6.2
Main Geological Units of West Africa

There is a general lateral facies change for the rock sequences from volcanic and continental rise type sediments in the west, to shelf type sediments in the centre and then to deeper water continental slope sediments to the east.

The Kenieba region, within which the property lies (), is underlain by the Dalema Series (also Kofi Formation), consisting of dominantly volcanic derived turbidite sediments, occurring in the south-eastern most volcano-sedimentary sequence of the Kenieba Inlier.

Whereas the Birimian rocks are generally metamorphosed to greenschist facies, the emplacement of calc-alkaline syn-tectonic granites has produced areas of amphibolite facies metamorphism and migmatization, or transformation, to hornfels.  A series of small granitoid stocks is especially evident in the area just north of Kenieba.  The lack of felsic intrusive outcrop is likely due to relatively rapid weathering of these types of rocks in the tropical environment.

Diorite and granodiorite stocks and dykes intruded all the Birimian rocks towards the end of the Eburnean orogeny.  These intrusions have been mapped as post or late tectonic in age because they are generally only weakly foliated.  However, it is considered more likely that they are largely syn-tectonic.  A number of intrusions cut the Dalema Group/Kofi Formation rocks in the Kenieba area.  These include the Yatia Granite stock, located about 20 km north of Kenieba and the Gamaye Granite located about 22 km southeast of Kenieba.

Upper Proterozoic sedimentary rocks of the Wassangara and Souroukoto Groups unconformably overlie the east portion of the Kenieba-Kedougou Inlier.  The rocks of the latter group form the prominent Tambaoura escarpment immediately to the east of the property.  The present land surface over the Birimian rocks corresponds very closely to the former erosional surface of the base of the covering sequence.

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Late NNE trending dolerite (diabase) dikes and sills and numerous kimberlitic diatremes cut all of the Precambrian formations including the Souroukoto and Wassangara cover sequences.  A variety of lamprophyric dykes cut all Birimian formations.  Their timing of emplacement is uncertain but they are seen to occupy NE trending structures and can be auriferous.

Peneplanation of the Birimian presumably occurred prior to the deposition of the Upper Proterozoic Souroukoto sediments.  A number of laterization events (as many as four interpreted across the larger region) dating from the Cretaceous to the Neogene have resulted in the present-day deeply weathered terrain.

Two kilometres to the north, the sedimentary sequence is bounded by the Yatia Granite and the small satellite felsic "Segala" stock with the Segala gold occurrence situated between the two.  The strike appears to rotate to a more east-west direction, with steep dips to the south, in the area around the Yatia pluton.  A wide variety of small feldspar porphyry felsic and intermediate (dioritic) intrusions have been observed in orpaillage (artisanal mining) diggings and in the drilling and they bear a strong relationship to the gold mineralization.

A series of NE-SW oriented diabase dykes interrupt the Segala mineralization.  Numerous kimberlitic diatremes have been discovered in the immediate area of the property.

Figure 6.3
Geology of the Kenieba Region

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Local and Deposit Geology

The property area is underlain by a proximal turbiditic sequence of greywacke and lesser graphitic argillite, and siltstone whose structures (layering and foliation) regionally strike NNE (010o Az), generally dipping steeply to the east.

Two kilometres to the north, the sedimentary sequence is bounded by the Yatia Granite and the small satellite felsic "Segala" stock with the Segala gold occurrence situated between the two.  The strike appears to rotate to a more east-west direction, with steep dips to the south, in the area around the Yatia pluton within the Segala permit to the north.  A wide variety of small feldspar porphyry felsic and intermediate (dioritic) intrusions have been observed in orpaillage (artisanal mining) diggings and in the drilling.  It is believed they bear a strong relationship to the gold mineralization located at Tabakoto.

All of these rocks have been intruded by a series of narrow NE-SW oriented diabase dykes which have in turn been offset by a series of later NE trending (030o) normal faults which have been down-thrown to the east.  The intrusion of these mafic dykes likely took place during the Paleozoic era.  Numerous kimberlitic diatremes have been discovered in the immediate area of the property and these are known to be younger than the Upper Proterozoic rocks of the Souroukoto Series.  Lovell (1996) and Hanssen (1997) have identified on their geology maps of the Kenieba region two structures named the Doundi and Moralia splays, which are considered to be NE splays off of the main Senegal-Malian (SM) shear.

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7.

DEPOSIT TYPES

The principal type of deposit being explored for and developed is a shear zone hosted gold deposit.  Minor sulphide concentrations of pyrite and arsenopyrite up to a few percentages along with multi-directional quartz veins are usually hosted by a competent rock that has previously undergone a degree of alteration usually in the form of silicification.  Iron carbonate and serecite alteration are also commonly associated with gold.

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8.

MINERALIZATION

At the Tabakoto Deposit gold mineralization is commonly associated with the combined groups of felsic to intermediate dykes and it also commonly occurs within metasediments and brecciated metasediments that are marginal to or are enveloped by the dykes.  Gold can also occur significant distances away from the dyke corridors in areas that are structurally prepared and altered, i.e., at the intersection of two or more structures.  This occurs both in the hanging wall and footwall of the main dyke corridors (see  and ).

Figure 8.1
Tabakoto Conceptualized Cross-section 1700 South

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Tabakoto
Plan View
1500 S
1700 S
Tabakoto
Model
Extension
Joints (B-C)
Shear
Joints
Extension
Joints (A-C)
Representative
Cross Section
Axial planar intrusive
corridor
Dykes emplaced along
bedding
Mineralized corridors
parallel to axial trace
Breccia zones at intersection
of mineralized structures
Legend
Lamprophyre
Intrusive corridor
(including silicification)
NE structures
Faults (oblique)
Faults (normal)
Veins
Breccia zones
Bedding

Figure8 2.
Tabakoto Model

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9.

EXPLORATION

During the period of February to March 1999, an exploration program focusing primarily on an oriented-core drilling program was completed on the property. In conjunction with the oriented-core-drilling program 1:1000 scale geological mapping over selected portions of the property, manual trenching, lithogeological sampling and a surveying program were also competed. In addition an alluvial gold study was conducted on the Dioulafoundouding Concession thus satisfying part of the agreement between Nevsun and GIE, the concession titleholder. Other work completed during this time frame consisted of the transfer of all the sample rejects from a storage facility in Kenieba to camp, and the sampling of open-ended mineralized intervals from drill holes T-1 to T-243.

MAPS Geosystems completed an air photo survey over the Tabakoto area and ASERNI performed a Socio-Economic Study for Tabakoto consisting of a population census, detailed cost evaluation of buildings, land-use study and an action plan for the project of possible village displacement.

The 2000 oriented-core-drilling program consisted of 2,229 metres in 12 holes completed between mine grid coordinates 17+00S to 14+50S. Due to the weathered and fractured nature of the rocks near the surface, zone intercepts were planned such that they occurred below a 60 metre vertical depth as well as completing coverage on 50-metre sections, with 25-metre down-dip intercepts to a depth of 200-metres. The program was conducted to evaluate the structural controls of the gold mineralization and the influence of south-west to north-easterly trending cross structures within the main north-south trending Tabakoto main zones. The locations of the drill holes were chosen to maximize data recovery on structural observations and the, continuity of mineralization, and to provide samples for thin section analysis.

In April 2000, the Company initiated the first stage of a two part drill program that was designed to collect data that would allow for the calculation of enhance resources within a proposed open pit as defined by Snowden in late 1999. All holes were designed to intersect above a vertical depth of 100 metres, the ultimate designed depth of the open pit.

The program consisted of the completion of 3021 m of diamond drilling in 22 holes and 1438 m. of reverse circulation drilling in 18 holes.

Only a limited north-south strike length was tested (125 m), since a high density of intersections at 12.5 m spacing both down-dip and along strike was desired. This density of data was required to confirm variography results.

Six RC holes and five diamond drill holes were also specifically targeted to intersect a series of NE trending gold-bearing structures.

Appropriate assay quality assurance and quality control and check assay programs were implemented and maintained.

Snowden carried out a chain of custody procedure during the course of the drill program. They also collected a number of samples for specific gravity measurements to verify past work. A significant number of samples were taken in the oxide and transition zones.

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Samples of felsic dyke and sediments were selected for additional metallurgical test work. This included both high and low-grade mineralization from both oxide and primary environments.  Samples for gravity recovery work were sent to Knelson Concentrators in British Columbia, Canada.

Oriented core measurement techniques were used and were feasible during the course of the core logging. Both structural and veining measurements were taken.

A series of samples within 100 metres of surface were taken to confirm and enhance the database with respect to specific gravity measurements. These additional measurements have re-affirmed that the specific gravity of 2.75 used for primary material is valid. Oxide and transition zone material were seen to have somewhat higher specific gravity values than had been used in resource estimates in the past.

In March 2001, The Company commenced a significant drill program. The objective was to complete in-fill drilling of the Main Zone such that a new resource calculation could be formulated that would ultimately be incorporated into a feasibility study. The aim is to bring the deposit to commercial production.

The program consisted of the completion of 5,601 metres of diamond drilling in 40 holes and 6,341 metres in 71 reverse circulation holes. Where possible the diamond drill core was oriented for structural measurements.

Nine diamond drill holes for a total of 370 metres were drilled at wide spacings east of the deposit for geotechnical purposes. They were designed to do initial foundation test work for a proposed processing plant and tailings containment facility. These holes were sampled at one-metre intervals with samples being sent to Snowden in South Africa for test work.

One exploration trench was also established, sampled, and mapped to test an area underlain by quartz veins anomalous in gold.

MDM coordinated all work with respect to the project.

As of the end of the 2001 drilling program there were drill holes at 25 metre spacings both horizontally and vertically to a vertical depth of 100 metres from mine grid 1200S to 1800S. The major NE trending structure located at approximately mine grid 2000S has also been drilled at the same density over a strike length of 425 metres. It should be noted that the NE structure has not been drilled to a vertical depth of 100 metres in most instances.

Five diamond drill holes were located to drill a section from south to north through the main dyke corridor over a strike length of approximately 650 metres. The aim of this phase of the program was to attempt to gain a better understanding of the vein and dyke density and structural relationships. Where possible the core was oriented. These holes penetrated to depths of greater than 100 metres vertically.

Several holes were also established in the hanging wall and footwall of the main dyke corridor in order to further test the strike extent of what are interpreted to be significantly mineralized NE trending structures.

Appropriate quality control and quality assurance measures with respect to assaying of samples were maintained throughout the program. A check assay program was also carried out.

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Significant amounts of mineralized core were selected for additional metallurgical work that was carried out by Lakefield Research in South Africa.

In early October 2002 a major drill program was initiated on both the Tabakoto and Segala properties. At Tabakoto several areas of the proposed pit were drilled in more detail in order that resource categories could be increased from inferred to indicated and measured. Seven water wells were drilled under the supervision of Digby Wells and Associates and were set up for regular monitoring of the local water table. This work was required to better understand the hydrogeological conditions with respect to the proposed open pit.

During the period March 26 to May 29, 2003, an exploration program focusing primarily on an oriented-core exploration-drilling program was completed on the property. In conjunction with the diamond-drilling program several manual trenches were excavated, and addition metallurgical, and geotechnical sampling completed. This was followed in late June by a water well drilling program and water monitoring equipment installation.

9.1.

Geophysical Surveys

In 2002, Sagax Afrique SA was contracted to carry out IP/resistivity surveys over a significant part of the Dioulafoundou, Koutila and Fougala grids.  Gradient array IP was carried out on lines 200 meters apart with readings every 25 meters.

A complete report with maps was generated by Sagax Afrique under the title "Sagax Afrique, Rapport Sur Des Leves De Polarization Provoquee/Resistivite Et De Magnetometer' effectues sur les Secteurs de Dioulafoundou, Fougala et Segala, Mali, Afrique De LOuest, 2002

 provides an overview of the chargeability responses over the Segala and Tabakoto properties from data compiled from a number of IP surveys carried out since 1996.

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Figure 9.1
IP Chargeability Compilation, Tabakoto and Segala Permits

9.2.

Geochemical Surveys

Databases for soil surveys carried out by past operators on the Dioulafoundou, Koutila and Fougala properties were acquired and compiled. Analytical Solutions manipulated the data from various surveys such that the gold and arsenic data was normalized and presented on a single map for each element.

Nevsun was requested to take a number of samples from each specific survey area by Analytical Solutions in order that the stitching of the surveys would be more accurate. Nevsun did additional soil sampling in the region of a significant IP chargeability response on the Koutila property such that it married up with soil results at the south end of the Tabakoto property.

 demonstrates the gold results from this compilation.

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Figure 9.2
Gold in Soil Compilation, Tabakoto And Segala Areas

9.3.

Trenching

Three trenches were established in the Tabakoto east area to test gold in soil anomalies in an area underlain by a lateritic outlier surrounded by alluvial sediments. The trenches were established on an azimuth of 270o as it was felt that north south trending structures might underlie the area.

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10.

DRILLING

and  summarize drilling to date on the Tabakoto property.  It should be noted that drilling programs prior to 2001 are discussed in limited detail in the History section of this report. Full reports on the multiple drilling programs carried out on the Tabakoto Property from 1994 until 2003 are available in Nevsun's office.

Table 10.1 Summary of Drilling
Date	DDH		RC		Trench		Comments
	Holes	Total Length	Holes	Total Length	Trench	Total Length
	#	m	#	m	#	m
Pre 1997	113	26,205.5	36	2,241.0	2	195.0
1997	94	28,122.5	162	9,162.0	-	-	Includes 5 wells
1998	41	10,998.2	178	11,415.0	-	-
1999	24	2,964.0	-	-	-	-	Includes 3 geotechnical holes
2000	22	3,021.0	18	1,438.0	-	-	Includes 9 geotechnical holes
2001	49	5,971.0	71	6,341.0	-	-	Includes 9 geotechnical holes
2002	30	4,836.0	23	1,873.5	1	50.0	Includes 7 monitoring wells
2003	46	7,084.0	-	-	-	-
Total	419	89,202	488	32,470.5	3	245

Gemcom Desktop Edition: C:\GCDBXX =
File Window View Workspace Drillhole Block Point Polyline Polygon Surface Solid Volumetrics Tools Options Help
3D 2D
C:\GCDBXX
Polygon Project: C:\GCDBXX
Workspaces
Working Outlines
Drillhole Project: C:\GCDBXX
Tabakoto
Underground Blast Project: C:\G
Block Model Project : C:\GCDBX
Objects
Profiles
1433000.0Y
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1430000.0Y
1429000.0Y
259000.0X
260000.0X
262000.0X
263000.0X
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Select operations with function keys or pulldown menus
No Action
2D
Plan
Dynamic
261293.39X 1431212.74Y
Start
Inbox - Microsoft Outlook
G:\Projects and Proposal...
Gemcom Desktop Edi...
Snowden Technical Repo...
4:11 PM

Figure 10.1
Tabakoto Property Drill Hole Locations

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10.1.        2001 Drill Program

From 1999 to 2001 diamond drilling and reverse circulation drilling were carried out over a north south strike length of 650 m (Mine Grid 1200S to 1850S) and along a NE trending mineralized zone for a strike length of 400 m.

The principal aim of the 2000 and 2001 programs was to complete in-fill drilling of the proposed open pit area as defined by Snowden Mining Industry Consultants (2000) (Figure 3-2).  Drilling was on sections 25 metres apart in a north south direction as well as down dip.  Drilling of the NE structure was done on sections 25 metres apart with the RC drill.  Diamond drilling was carried out on 9 of the 18 NE sections.  Five diamond drill holes were also drilled from south to north within the mineralized dyke corridor in order to determine the frequency of dykes and their overall orientation.

Diamond drill holes were generally designed to intersect the mineralized zones below a vertical depth of 75 metres but no deeper than 100 m.  The RC holes were designed to intersect mineralization at depths of between 25 and 100 m.

Diamond drill holes and RC holes were drilled at an azimuth of 270o from Mine Grid co-ordinates 1200S to 1850S.  The NE structure was drilled at a consistent azimuth of 325o.  The south to north holes were drilled at an azimuth of 0o.  These started at Mine Grid 1850S and extended to approximately 1300S.

10.1.1.         2001 Oriented Core Diamond Drilling

The core drilling program was carried out with a Longyear 38 skid-mounted wire-line rig, owned and operated by Boart Longyear.  The initial 60 to 90 metres of drilling in each hole were usually completed with HQ core.  Once reasonably competent rock was encountered a reduction to NQ sized core was undertaken.

It should be noted that many of the significantly mineralized zones encountered in the drill holes with azimuths of 270o were too shallow to have oriented core measurements taken.  This was due to the inability to make suitable strike marks and piece the fractured core together.  No doubt, the north-south fracture zone and intersecting structures that host the bulk of the deposit play a significant roll in rock quality and in the ability to obtain core of suitable quality to enable oriented core measurements.

10.1.2.            Reverse Circulation Drilling

Reverse circulation drilling program was carried out using a truck-mounted, 5 inch diameter, center-sample return, triple-wall tube system Schramm rig, owned and operated by SDS Drilling a division of Boart Longyear Inc.  This was fitted with a hydraulic rod carousel and a standard cyclone.

Representative chips were logged on site using a binocular microscope.  About 25 to 50 g of the sample was archived in plastic chip trays.  The remainder of the sample was discarded.  The chip trays were labeled and stored in a locked storage container located at the Nevsun camp.

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The drill geologist examined each sample on site and recorded data onto preprinted logging forms.  These were subsequently entered into Microsoft Excel template files that can be imported into other database software.

At the end of the program, each hole was surveyed using a laser range finder into WGS84 UTM co-ordinates using the shift peculiar to Malian survey points.

A quality control/quality assurance program was maintained.  Appropriate lab duplicates, sample duplicates, and international standards were inserted throughout the sample stream.

It should also be noted that there was evidence of up-hole material (alluvium) contaminating some of the more competent rock at depths of greater than 80 metres.  The site geologist noted this contamination, which was usually minor.  There are concerns that the assay results from the bottom 20 metres of TRC-348, TRC-349, TRC-350, TRC-351 are reflecting the effects of this contamination.  The hematitic nature of this contamination stood out and it was very easy to observe and record.

10.2.         2002 Drill Program

In early October 2002 a major drill program was initiated on both the Tabakoto and Segala properties. At Tabakoto several areas of the proposed pit were drilled in more detail in order that resource categories could be increased from inferred to indicated and measured. Seven water wells were drilled using a reverse circulation drill rig under the supervision of Digby Wells and Associates and these were set up for regular monitoring of the local water table. This work was required to better understand the hydrogeological conditions with respect to the proposed open pit.

A total of 22 diamond drill holes (3,605 meters) and 29 reverse circulation drill holes (1,873 meters, includes 7 water wells) were completed.

The core drilling program was carried out with a Longyear 38 and a Longyear 44 skid-mounted wire-line rigs, owned and operated by Boart Longyear.  The initial 60 to 90 metres of drilling in each hole were usually completed with HQ core.  Once reasonably competent rock was encountered a reduction to NQ sized core was undertaken.

It should be noted that many of the significantly mineralized zones encountered in the drill holes were too shallow to have oriented core measurements taken.  This was due to the inability to make suitable strike marks and piece the fractured core together.  No doubt, the north-south fracture zone and intersecting structures that host the bulk of the deposit play a significant roll in rock quality and in the ability to obtain core of suitable quality to enable oriented core measurements.

A series of five diamond drill-holes (T-304 to T-308) were completed along strike of the mineralized zone (i.e., Azimuth 360o) rather than the normal pattern of drilling at 270o. The holes were drilled from south to north at an inclination of -45o within the Main Zone between UTM 1432400N and 1431975N. Hole depths ranged from 126.5 m (T-304) to 208 m (T-306) traversing the mineralized zone to a vertical depth of up to approximately 140 metres.

The purpose of the holes was to identify and confirm the orientation of the mineralized structures that make up the Main Zone. All five holes were drilled using the standard orientation

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 marking process such that orientations of individual structures seen in the core could be measured against the known orientation of the drill hole.

10.3.          2003 Drill Program

Between May 1 and 27, 2003 a total of 3,951.5 metres of oriented core drilling was completed in 25 diamond drill holes.  Four areas were subjected to drilling in an effort to better understand previously defined mineralization and to carry out preliminary drilling on other previously untested targets.  These included Dioulafoundou (Grande Mine), Dioulafoundou (South), Koutila (soil anomaly), and Fougala (Sansanto Mine).  In addition, two condemnation holes were drilled at Tabakoto.  Neither of these holes intersected any obviously mineralized zones.  All samples collected returned negligible gold results.

Nevsun staff was present on site during the entire drill program.  Independent consultants, Taiga Consultants Ltd., of Calgary Alberta assisted in the capture and compilation of the drill hole data.

Further infill sampling was competed during this program to close off mineralized zones previously located and to sample projected mineralized zones.

10.4.           Water Well Drilling, Hydrology Program

A series of seven water wells were drilled in 2003 for a total of 652 metres using the SDS RC rig.  Only four of the seven drill holes intersected sufficient water for the holes to be cased (TW-05, TW-06, TW-08 and TW-10).  Digby Wells and Associates were contracted to supervise the emplacement of the wells and provide required equipment to monitor water levels and water supply.  Chip samples were collected at 1.5-metre intervals from all the drill holes and a geological log completed for each.  There were no mineralized intervals intersected.

Digby Wells installed four monitors to record water flow and quantity on the drainages in the vicinity of the Tabakoto deposit, and trained personnel to monitor these instruments over time.  Measurements will be performed each week.

10.5.             Geotechnical Drilling

In late 1999 Golder Associates supervised the drilling of 12 HQ triple tube holes for a total of 809 meters.  These holes were designed to obtain geotechnical samples in the area of a proposed test pit and ramp access to planned underground development.  A full report is available.

In 2001, as part of the final feasibility study being carried out by MDM of South Africa it was requested that nine vertical holes of limited depth be drilled in a large area being considered for placement of a processing plant and tailings storage facility.

Holes BN-01-01 to 04 were drilled until at least 3 metres of fresh rock were encountered.  Holes BN-01-05 to 09 were drilled to a depth of 40 metres.  Note that hole BN-01-05 went to a depth of 45 metres.  A total of 370 metres of geotechnical drilling were completed for this phase of the work program.

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Drilling was carried out with a Longyear 38 skid-mounted wire-line rig, owned and operated by Boart Longyear Inc.  All core was HQ (63mm) in diameter and all holes were at -90o.

Drill core was stored in steel core boxes, one metre in length that are manufactured at the Nevsun camp.  All core is stored in a secure area at the Nevsun campsite.

Upon completion of each hole, a concrete marker with a short length of used drill rod was emplaced to mark the location of the hole.  All holes were subsequently surveyed into WGS84 UTM co-ordinates using a hand-held GPS.  Locations are accurate to plus or minus 1-2 metres.  Hole BN-01-09's location was altered since the requested location was in a large mango orchard.  Hole BN-01-07's location was changed slightly, as heavy rains occurred a few hours before drilling, making the site inaccessible.

The drill core was subsequently transported to the Tabakoto camp where geological logging as well as RQD/structural logging was undertaken by qualified staff.

The last 3 metres of fresh rock from holes BN-01-01 to 04 were placed in metal core boxes.  The hole number and depth at the beginning and end of the sequence was written on the core with a China marker.  These core boxes were subsequently packed in wooden crates for shipment to MDM for geotechnical testing.

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11.

SAMPLE METHOD AND APPROACH

11.1.

Diamond Drilling

Following the completion of all logging, the marked core was photographed and subsequently cut in half using diamond-bladed rock saws.  The core was usually sampled in 1.0 to 1.5 metre intervals and according to lithological intervals.  Looking down the core, the right hand side was consistently sampled for assay purposes; where oriented this would be the northern or eastern half of the core.  This was done so that if in the future it becomes necessary to relog the oriented core, measurements could be accurately taken.  A copy of the core photos is stored in Nevsun's Toronto office.

Samples were trucked to Abilab Afrique de l'Ouest SARL laboratory in Bamako for assay.  The remaining half of the core is retained at the Nevsun core storage area.  Pulps and rejects of the assay material are stored in Nevsun-owned containers located at the Abilab site in Bamako.

Blank core was inserted after intervals containing visible gold and after approximately every 25th sample.  The assay laboratory was notified on the assay tag inserted in the sample bag that visible gold had been seen in the split interval.

11.2.

Reverse Circulation Drilling

While drilling, the sample that passed through a conventional cyclone was collected in pails and then passed through a splitter.  The sample interval was consistently 2 metres.  Approximately 10% of the original sample (2 kg) was obtained after riffle splitting (two-stage SP-2 Porta Splitter).  Duplicate samples were routinely taken.

Samples were shipped by Nevsun's trucks to Abilab Afrique de l'Ouest SARL laboratory in Bamako for assay.

11.3.

Geotechnical Drilling

MDM (Metallurgical Design & Management (Pty) Ltd requested that 10-15 cm lengths of core be sampled at one metre intervals down each hole.  Samples were wrapped first in paper towels, then clear plastic cling-wrap, then a plastic sample bag, and sealed with wrapping tape.  The hole number and depth interval were recorded on the outside of the sample bag.  A wooden tag with the hole number and sample interval was sealed inside the sample bag.

Samples were subsequently packaged in sturdy wooden crates for shipment to MDM in South Africa.  A list of samples was enclosed with the samples.

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12.

SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1.

Abilab Analytical Procedure

Samples were crushed to approximately 10 mesh or finer through a jaw crusher.  The jaws were visually checked to ensure no rock or residual material is left behind and then blown with compressed air to prevent any contamination to the next sample.  Details of the manufacturer or composition of the jaw crusher plates were not obtained.

The crushed material was transferred to a splitter and mixed to provide homogeneity within the sample.  The entire sample was split until a 250-300 gram sample portion was obtained for pulverizing.  Compressed air was blown through the splitter to collect any residuals and prevent contamination of the next sample.  The sample reject was placed into marked bags for storage or future analyses.

The entire 250-300 gram sub-sample was then pulverized through disc plate pulverizers to obtain 90% to 95% passing -150 mesh (source: ABILAB Quality Control.doc).  After the entire sample had been pulverized, pure silica was passed through the disc plate pulverizer to ensure the plates were clean prior to pulverizing the next sample.  Details of the disc plate manufacturer or composition of the plates were not obtained.

The sample pulp was then rolled on a matting sheet to ensure the homogeneity of the pulp material and then placed in its respective pulp bag, ready for assaying and analyses.  The pulp bags were then transferred into the weighing room.

The following description of the fire assay procedures is summarized from the ABILAB Quality Control document.

ABILAB's normal weight of sample used during fire assay fusion is 30 grams (1 assay ton).  The weighed pulps are recorded to the nearest 0.01 gram and then placed into their respective crucibles.  Twenty client samples are included in each batch for fire assaying.  As checks, a duplicate portion is also taken of the tenth and twentieth sample and an in-house quality control standard and a blank are added to the batch.  The entire batch comprises a tray of 24 samples.

ABILAB has four furnaces in its fire assay room, three furnaces for fusion assays and the fourth one used strictly for cupellation.  Fusion temperatures vary between 1,850 to 2,000 degrees Fahrenheit (1,038 to 1,093 degrees Celsius) and cupellation temperatures vary between 1,850 to 2,000 degrees Fahrenheit (1,038 to 1,093 degrees Celsius).  Normal fusion and cupellation time varies from 40 to 50 minutes depending on the sample material.

Each sample is individually dosed with flux according to the type of material, depending upon the content of different rock components such as quartz, soapstone, sulphide or graphitic material to name a few.  In-lab flux recipes known as "regular flux" or "excess flux" are used in the fusion process.  The sample is mixed to ensure homogeneity of the sample.  A prescribed volume of silver nitrate solution is added to ensure a 3:1 (Ag:Au) ratio to prevent the problem of electrum in the wet lab analysis.  The dosage of silver nitrate solution is tripled for the last sample of each batch to easier pinpoint the end of the batch and the beginning of the next.

Fusion loads of 24 crucibles are the normal charge placed into the furnace.  When fusion time

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has expired, the crucibles are inspected individually during pouring into a mold to ensure fusion is complete and a lead button is produced.  The glass slag and crucibles are checked for color and if lead shots are observed.

The lead button is separated from the slag and hammered into a cube to remove the remaining excess slag.  Should the lead button be smaller than 15 grams or larger than 40 grams or a matte problem has occurred, the fusion is repeated and this is recorded on the worksheet.

Empty cupels are placed in the furnace for approximately 10 minutes to drive off any moisture, the lead buttons are then placed into the preheated cupels, placed into the furnace, allowed to melt and undergo the cupellation process in an air rich medium to induce oxidation and absorption of the lead into the cupels.  After the cupellation process, the cupels are removed and allowed to cool prior to collecting the silver beads for wet lab analysis.

The cupels are observed for any discolouration from copper or other elements giving an indication of what type of sample was processed.  This information is recorded on the worksheet.  The silver beads containing the gold are flattened and placed into Coors cups for wet lab analysis.  The worksheets are initialed by the fire assayer; along with, the time fusion and cupellation was complete, including information relating to samples that may require reassaying .  The trays holding the cups are recorded on the worksheet for ease of reference as there may be varied analyses being executed such as atomic absorption or gravimetric analysis.

All the silver/gold beads, previously collected in Coors cups are placed into test tubes for acid digestion (detection limit of 5 ppb).  The test tube trays are recorded on the worksheet.  All dispensing (acid and water) equipment is calibrated on a daily basis.  An accurate volume of dilute nitric acid is added to each tube.  The tray containing the test tubes is placed into a hot water bath to help dissolution of silver, resulting in the formation of a remnant black sponge if gold is present.

Any sample showing a large black sponge (gold) which ABILAB feels will result in over calibration results is marked with a black marker and noted on the worksheet for further dilution, or re-assayed using the gravimetric procedure.  An accurate volume of concentrated hydrochloric acid is added to the test tubes to form a strong aqua regia solution that dissolves gold into solution.  The high-grade samples are checked once again to determine complete dissolution.  An accurate volume of distilled water is added to each test tube to ensure the solution matrix of the solution is identical to the solution matrix of the calibration standards used in atomic absorption analysis.

The solutions are mixed thoroughly.  Solids and silver chloride are allowed to settle and concentrations are read directly from the atomic absorption spectrophotometer.  The solution in the test tubes is then discarded in a neutralization basin and test tubes are discarded into waste disposal.  Samples exceeding 1000 ppb in gold content are re-assayed using a gravimetric finish (detection limit 0.001 oz/ton).

Samples requiring gravimetric finish are placed into porcelain parting cups containing warm diluted nitric acid and placed on a hot plate at a low temperature until the silver has completely dissolved.  Any gold present is visible as a black sponge in the parting cup.

The cups are removed from the hot plate and allowed to cool.  The spent acid solution containing silver nitrate is decanted and the gold sponge carefully washed with distilled water.  The washed cups containing the gold sponges are placed on the hot plate to drive off any

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remaining water.  The cups are then transferred to an annealing tray and placed in an oven at 865o C for 2 minutes to anneal the black sponge into a gold dore bead.

The gold dore beads are allowed to cool at room temperature and weighed on a microbalance.  Prior to the weighing step, the microbalance is calibrated.

Concentration values are reported on the worksheet, entered into the computer and printed out on a final report format to produce the Certificate of Analysis, which is approved by the chemist prior to issuing.

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13.

DATA VERIFICATION

13.1.

Quality Assurance/Quality Control (QA/QC) Program

13.1.1.             Introduction

In October 1997, a quality assurance and quality control program incorporating standards, blanks, duplicate samples and "umpire" assays was designed and implemented by Analytical Solutions Ltd.  (Amor, 1997).  Nevsun continued to follow quality assurance-quality control (QA/QC) protocols during the recent drilling program.  Snowden personnel monitored the QA/QC program and have reviewed and provided the commentary on the results presented here.  Samples were collected to augment the QA/QC database for the project in anticipation of the requirement of a resource/reserve estimation for feasibility studies.

13.1.2.             QA/QC Protocol

Samples collected during the current program were submitted to Abilab Afrique de l'Ouest SARL.  Bamako, Mali (ABILAB).  ABILAB, located in Bamako, Mali is the primary laboratory used by Nevsun.  ABILAB is not ISO accredited or certified by any international standards organization.  Five companies have audited ABILAB since 1997; one of them being Nevsun who commissioned Analytical Solutions to conduct an audit of the lab.

The QA/QC sample insertion protocol includes the following samples:

  certified standard control samples (1 control sample inserted in every 25 samples for RC and Core samples)

  blank samples of barren core (submitted at the end of hole and after mineralized zones for Core and RC samples)

  duplicate samples (collected 1 for every 20 samples for RC samples)

The following sections briefly review each type of QA/QC sample and the results.

13.1.3.            Certified Standard Controls

In 2001 Nevsun used five different values of Gold Standard Reference Material purchased from Geostat.  The five certified standard controls provide a range of blank, low-grade, and high-grade gold samples with known gold values and statistically acceptable limits.  The maximum and minimum limits are plus two standard deviations (+2st.dev.) and minus two standard deviations (-2st.dev.) from the mean value of the control sample.   lists the statistical values for the control samples.

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Table 13.1 GEOSTATS Gold Standard Reference Material
Gold Standard Reference Material	Au Mean (g/t)	Au Standard Deviation (std.)	Mean + 2 std.	Mean - 2 std.
Standard I Reference: G396-2	0.12	0.03	0.18	0.06
Standard II Reference: G396-3	4.82	0.29	5.40	4.24
Standard III Reference: G396-6	13.82	0.62	15.20	12.44
Standard IV Reference: G396-10	2.66	0.12	2.90	2.42
Standard V Reference: G396-5	7.36	0.29	7.94	6.78

A total of 226 standards were inserted within the sample sequence: 47 Standard I samples; 63 Standard II samples; 43 Standard III samples; 38 Standard IV, and 35 Standard V.  Nevsun inserted the control samples in a systematic order from Standard I to Standard III until the material was depleted.  Standard IV and Standard V were substituted for the remaining portion of the drill program.  As a result, the RC samples received an equal amount of control samples from Standard I to Standard III: 47 Standard I samples; 45 Standard II samples; and 43 Standard III samples, while no control samples from Standard IV and Standard V were inserted in the sample stream.  The RC drilling occurred at the beginning of the program resulting in unequal proportions of the different standards used between the drilling methods.  Core samples received: 18 Standard II samples; 38 Standard IV and 35 Standard V.

During the program, one assay value from Standard II and seven assay values from Standard V were not within the accepted limits.  All values were below the minimum acceptable limit.  Nevsun re-assayed these sample batches.  The re-assayed sample value for Standard II was within the acceptable range.  All values from this sample batch replaced the previous sample values in the assay database.  Due to an error in protocol, the Standard V control samples were not inserted in the re-assay sample batches.  After the completion of statistics on the re-assayed samples, Snowden recommended that the re-assayed samples replace the previous sample values in the database.  Snowden has requested re-assay of these sample batches again to confirm their use in the database.

Check assays were conducted on most Standard samples.  The check assays are conducted as part of the protocol to re-assay all samples that return an assay in excess of 1 g/t Au.  Three check assays were conducted on Standard I samples.  Four assays were not within accepted limits from Standard V.  All samples were below the minimum limit.  Nevsun re-assayed these sample batches.  As explained above, the check sample did not have standards inserted with the re-analysis.  It is Snowden's opinion that the values from the re-assay are more representative of the true values for the samples and the values replace the first check values in the database.  Snowden has requested re-assay of these sample batches again to confirm their use in the database.

All Standards show a distribution of values that trend below the mean.  This is apparent in all grade ranges with Standard V having all values below the mean and most of Standards I, III and IV having values below the mean.  However, with the exception of those instances discussed above, the values are within acceptable limits.  Possible causes for the values being below the mean are: calibration of atomic absorption or incomplete fusion of the charge.

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13.1.4.             Blank Samples

Barren core has been set aside by Nevsun for later use as blank samples.  The core usually consists of greywacke and argillite.  Although the samples are considered to consist of barren rock without any appreciable gold content, occasionally low levels of mineralization may occur within these core intervals which could negate the usefulness of these samples.

A total of 202 blank samples were submitted within the sample sequence for the recent program.  The results are low.  Seven values are above 100 ppb and Nevsun re-assayed three sample batches that had the highest values at the request of Snowden.  The re-assayed blank values were low (below 100 ppb).  All values from these re-assayed sample batches replaced the previous sample values in the assay database.  Check assays on 11 of the blank samples were low with the exception of two samples that assay above background levels.  One value was re-assayed since it was a check on a original value that was re-assayed.  No action was taken on the other value.  As stated above some of these blank core samples may be weakly mineralized and may not reflect problems in the laboratory.

13.1.5.               Duplicate Samples (RC Only)

The duplicate samples were prepared by splitting the RC sample and submitting two samples for the same sample interval.  Differences between the sample values normally reflect the inherent nugget effect of the mineralization.  A total of 111 duplicate samples were submitted.  Duplicate samples were not submitted for the core.

The population distribution generally follows the reference line but has a wide distribution and suggests a high nugget effect that has been reported in previous studies.  The distribution of the 111 samples is as follows: 14 are between 0 and 5%; 11 are between 5 and 10%; 18 are between 10 and 20%; and 68 are between 20 and 100%.  The stage at which the sample is split into original and duplicate may not be a fine enough pulp to reflect a homogeneous sample.  Nevsun should review this stage of sample preparation because a portion of what is considered to be "nugget effect" may be inadequate sample homogenization prior to preparation of duplicate samples.

Snowden recommends splitting and quartering of core samples for duplicates.  This procedure will determine the variance in samples.  Also, this will provide a comparison with the RC assay variance.  Samples should be taken from non mineralized core through to the highly mineralized zones.

13.1.6.               Conclusions and Recommendations

Generally, the results for the QA/QC samples are reasonable, and have performed as intended.  Re-assay of sample batches that exceeded limits were requested by Snowden and completed by Nevsun.  These values were updated in the database.

Previous reviews of QA/QC data included problems such as:

  the pulps prepared by Abilab were not ground fine enough; and

  the pulps were not rolled or homogenized prior to splitting a sub-sample for submission to the external lab.

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Poor reproducibility of the gold check assays has been ascribed to the coarse nature of the gold in the Tabakoto deposit (Bloom, July 1998; Bloom February 1998).  Lakefield has performed 50 metallic assays and reported that for over half of the samples, more than 30% of the gold was contained in the +150 mesh fraction therefore a high nugget value is also evident.

Due to the coarse nature of the Tabakoto gold mineralization, RC assay values may show higher variance than core drilling.  RC drilling reduces the initial sample to +4 mesh.  This crush size appears too high for a sample split without adequate homogeneity and results in a higher variance.  The implementation of core sample duplicates would provide a comparison with the high variance found in RC drilling.

Snowden recommends the following:

  Nevsun should investigate the possibility of improving reproducibility of the assays by pulverizing the whole samples to a finer mesh (+20 mesh or greater) prior to the sub-sample split;

  Nevsun should add core duplicates and external laboratory duplicates within the same QA/QC protocol in order to provide comparable results between programs; and

  Nevsun should ensure that Abilab reports any pulps that have insufficient amounts for further analysis, in order for Nevsun to replace that material.

13.2.                 Check Assay Program

13.2.2.               Repeat Assay Data Analysis

Resource definition at the Tabakoto gold deposit has involved both diamond drilling and RC drilling.  Repeat assays have been carried out on samples from 38 diamond drill holes (T-278 to T-288, and T-290 to T-317) and 71 RC drill holes (TRC-365 to TRC-435).  All intervals with original assays exceeding 1000 ppb have been re-assayed, along with a random selection of samples, which had original assays less than 1000 ppb.  A second repeat assay has been carried out on those samples where the original and repeat assay were "significantly different".

Assay data validation protocols include repeat assays at ABILAB Afrique de l'Ouest SARL.  ABILAB is the primary laboratory used by Nevsun.  The lab provides gold fire assays with either Atomic Absorption (A.A.S.) or a gravimetric finish.  Routine gold analysis is by 30g fire assay, and the repeat analyses have been carried out on pulps stored after the initial analysis.

13.2.2.                Method of Data Analysis

Data consists of paired gold analyses.  Paired data can be compared to assess repeatability for individual samples and for the whole dataset.  This is done in the following ways:

  comparison of basic statistical parameters;

  examination of scatterplots at normal and log scales;

  examination of QQ and PP plots at normal and log scales;

  examination of relative difference plots at normal and log scales;

  examination of a precision plot of the data; and

  examination of cumulative frequency plots of the data.

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13.3.                 Review of Diamond Drill Hole Sample Repeat#1 Assay Data

There are 577 paired assays in this dataset.  The original and subsequent gold assays show acceptable repeatability for gold data.  Statistical parameters for the paired datasets are quite similar, in spite of the inclusion of several assays above 100 g/t.  The correlation-coefficient is very high (0.985) reflecting this fact.

The normal scale scatter plot showing the full extent of the data indicates that repeat assays on the highest grade samples are close to the originals.  With axes scaled down to 30 g/t maximum, the scatter plot then shows that assays in the 5 g/t to 15 g/t range show no bias although there is more scatter than the higher or lower grade assays.  With the scatter plot scaled to 5 g/t maximum the point data appears well balanced about the equal value line.  This scatter is acceptable for gold data, and importantly it does not appear to show any obvious bias towards higher original or repeat assays.

The QQ-plot, PP-plot and relative difference plots all confirm the relationship described above.  The precision plot shows the paired data to have acceptable repeatability.  Some 27% of the data have precision (repeatability) worse than +/-20%, which is not unusual with gold analyses.  The data does show characteristics that indicate the possible presence of coarse gold.

13.4.               Review of RC Drill Hole Sample Repeat#1 Assay Data

There are 532 paired assays in this dataset.  Original and repeat gold assays show significant scatter, which indicates the presence of coarse gold in the samples.

Basic statistical parameters appear notably different for the two datasets, although the large difference in original and repeat values for the highest grade samples unduly influences this (correlation, standard deviation, and variance are not robust in the presence of high grade outliers).  However, the consistently higher values for original assay deciles (percentiles at ten-percent intervals) indicate a bias in the data.

The log-scale scatterplot visibly shows the bias present in the data, with an identifiable imbalance of data points towards original assays.  A QQ-plot with axes to 8 g/t maximum confirms the this bias, while the PP-plot shows clear divergence from equal values in the 36th to 87th percentile range, equivalent to assay values in the range 0.1 g/t to 5 g/t.  The cumulative frequency plot is also effective in illustrating this.

Normal scale scatter plots with axes to 30 g/t and to 5 g/t display the marked scatter present in the paired data, and the log scale relative difference plot further illustrates this with a "shotgun" spread of points all over the graph.  The precision plot shows that 38% of data (mean pair value) has precision worse than +/-20%.  This degree of poor repeatability is high and is interpreted as characteristic of significant coarse gold and possible gold segregation during the sample and pulp preparation.

13.5.               Review of DDH and RC Repeat#2 Assay Data

Data comparing original assays with a second repeat assay comprises 45 RC sample results and 70 DD sample results for a total of 115 data pairs.  After breaking the data into DD and RC batches and assessing the paired data distributions, a pattern very similar to that of the

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repeat#1 data can be seen.  The diamond drill hole repeat #2 data shows worse repeatability without any distinct bias in any grade range and data scatter more pronounced than in the repeat #1 data.  The RC repeat #2 data shows extremely bad repeatability, much worse than in the RC repeat #1 dataset.  The correlation coefficient for the combined dataset is poor (0.787) reflecting the poor repeatability of the dataset.

The paired data immediately shows marked difference in lower grade (<3.0 g/t) and mid-grade range (3.0 g/t to 8.0 g/t) data pairs.  The normal scale scatter plot and the log scale relative difference plot clearly illustrate the excessive scatter present in this data range.  The paired data comparison is extremely bad, with an inclusive marked bias towards higher original assay values.  The extent of this problem is shown particularly well on the PP and QQ plots.  The precision plot shows that 46% of data has precision worse than +/-20%.  This degree of poor repeatability is very high and is interpreted as not only significant coarse gold but can also be attributed to laboratory protocol for pulp handling.

13.6.            Summary and Interpretation

Snowden monitored a QA/QC program and reviewed the results.  The QA/QC program implemented certified standards, blanks and duplicates.  The assay accuracy is acceptable to good with little evidence of poor laboratory performance during the QA/QC review.

Diamond drill hole repeat #1 and data analysis also supports acceptable laboratory performance, with no significant bias.

However, RC repeat assay data shows notably poorer precision, such that a coarse gold problem is inferred, and there is significant bias to original gold assays in the low to mid assay range while the higher grade range shows bias towards the repeat values.  RC second-repeat assay data has even worse repeatability, with a marked bias to original gold assay values over all grade ranges.

The data characteristics demonstrate the presence of coarse gold combined with sample prep-aration and handling routines that are prone to exacerbating the coarse gold problem.

The mineralized RC samples are predominantly from weathered ground whereas mineralized DD samples are predominantly from fresh ground, the poor repeatability seen in RC samples could be a natural function of coarser gold in the weathering profile, a common feature of many gold deposits.

RC samples are more regular in sample length than diamond drill samples, with RC not adhering to lithological contacts such as diamond drill samples.  This will result in RC samples having more than one lithological unit being sampled and allowing mineralized and non-mineralized intercepts within a sample interval.  Thus, RC sample homogeneity is more difficult to achieve because of the larger sample length and size.  RC samples could be larger than ideal for the pulverizing equipment, then grind size could be compromised and the difficulty of represent-atively sampling material with coarse gold magnified.

Coarse gold present in the remaining pulp (after the original analysis) may also be subject to segregation in the pulp sample packet, with every vibration and handling procedure potentially concentrating coarse gold particles towards the base of the packet.  Subsequent resampling for additional fire assay work can easily suffer from lower assay bias if material for this is simply taken from the top of the pulp packet.  In this respect it is very interesting to find that the second

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repeat assay values have the worst precision although the higher grade range demonstrated the above characteristics due to handling methods.

13.7.              Recommendations

Suggested interpretation of the data, as discussed above, asks a number of questions, some of which can be answered without too much expenditure and trouble.  The following actions are recommended:

  The repeat assay data should be assessed according to weathering domain.  Division of repeat data into major weathering zones would clearly provide additional guidance for relating potential coarse gold (i.e., poor repeatability) to those zones.  In turn this could lead to a better understanding of how to treat samples and assay data from those zones.

  The presence of significant coarse gold should be confirmed through screen fire assay of selected samples (say 25 samples with poor precision and of ore grade).  This would provide data with which to address the question "is poor repeatability due to coarse gold or due to poor laboratory handling procedures?" Resolving the issue of coarse gold presence will also determine the approach to be taken in dealing with the bias apparent in the RC data.

  Assay sample preparation and pulp sample handling and storage procedures should be documented in detail and critically assessed, particularly with respect to possible gold particle segregation.  This could result in recommendations to the laboratory as to how to improve sample handling procedures, particularly for coarse gold type samples.

  RC sample preparation should be re-evaluated to determine where preparation methods lead to poor repeatability of RC assays in relation to satisfactory repeatability of diamond drill assays in a coarse gold environment.

13.8.             2003 Duplicate And Repeat Assays

There are 204-paired assays from the 2003 Tabakoto exploration repeat dataset after assays below detection limit are filtered out.  All assays with original assays exceeding 1000 ppb Au had repeat assays done on the original pulps.  A random selection of samples with values below 1000 ppb Au had repeat assays done on the original pulps.

The paired data is analyzed by Nevsun to assess repeatability for individual samples and for the whole dataset.  This was done in the following ways:

  Comparison of basic statistical parameters;

  Examination of scatter plots at normal and log scales;

  Examination of Q-Q plots at normal scale;

  Examination of relative difference plots at normal scale; and

  Examination of a precision plot of the data.

 shows that the statistical parameters such as mean and measures of dispersion, for the paired dataset are quite similar.  The high correlation coefficient of 0.9613 reflects the degree of similarity between repeat values.

The normal scale scatterplot of original and repeat assays in  reveals the full extent of the repeat data scatter.  With the axes limited to 20 g/t Au maximum, which captures 99% of the data, the scatterplot confirms no major bias across these grade ranges.

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Table 13.2 Table 12.2 2003 Summary Repeat Assay Statistics
	Statistic	Au (g/t)	Duplicate Au (g/t)	% Difference
	Total Number of Pairs	204	204
	Minimum	0.005	0.005	0.0%
	Lower quartile	0.03	0.02	-13.9%
	Median	0.61	0.51	-16.1%
	Average or mean	2.27	2.31	1.9%
	Geometric mean	0.30	0.29	-4.9%
	Log estimate mean	6.31	6.28	-0.5%
	Upper quartile	2.27	2.10	-7.5%
	Maximum	28.2	39.73	40.9%
	Coefficient of variation	1.97	2.13	7.8%
	Standard deviation	4.47	4.91	9.9%
	Variance	19.97	24.13	20.9%
	Log variance	6.09	6.18	1.5%
Percentiles	10.0%	0.01	0.01	-5.8%
	20.0%	0.02	0.02	-15.0%
	25.0%	0.03	0.02	-13.9%
	30.0%	0.04	0.03	-5.8%
	40.0%	0.07	0.08	8.5%
	50.0%	0.61	0.51	-16.1%
	60.0%	1.42	1.20	-15.5%
	70.0%	1.73	1.71	-1.1%
	75.0%	2.27	2.10	-7.5%
	80.0%	2.85	2.84	-0.6%
	85.0%	3.47	3.51	1.2%
	90.0%	6.50	6.88	5.8%
	95.0%	8.43	8.10	-3.9%
	97.5%	16.76	16.86	0.6%
	98.0%	20.01	16.99	-15.1%
	99.9%	27.88	37.86	35.8%
	100.0%	28.20	39.73	40.9%
	Correlation coefficient	0.9613
	Log correlation coefficient	0.9842
	Rank correlation	0.9692
	Pair wise rel std dev	0.2846
	Residual std dev	1847.3779

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Microsoft Excel - assay_quality
File Edit View Insert Format Tools Chart Window Help Acrobat
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Tabakoto Exploration
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Figure 13.1
Scatterplot Of Tabakoto Original Verus Duplicate Assays

The Q-Q plot in  and the relative difference plot in  confirm the low bias between original and repeat assays in all grade ranges.

The drill hole repeat data analyses show no significant bias and precision is acceptable consider-ing the presence of coarse gold.

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Microsoft Excel - assay_quality
File Edit View Insert Format Tools Chart Window Help Acrobat
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asscending Duplicate Au (ppm)
asscending Au (ppm)
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Figure 13.2
Q-Q Plot of Tabakoto Original vs. Repeat Assays

Microsoft Excel - assay_quality
File Edit View Insert Format Tools Chart Window Help Acrobat
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Figure 13.3
Relative Difference Plot of Tabakoto Repeats

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The precision plot in  indicates that some 78% of the total data have precision better than +/-20%.  Visible gold was observed in the core during geological logging, indicating the presence of coarse gold and thus the possibility of high variability between duplicate assays.  Nevsun employs the metallic screened fire assay preparation method for all visible gold intervals.  This preparation method has removed the inherent variability in coarse gold sample intervals and improved the overall quality of the assay dataset.  The overall precision of the drill hole assay data is good without significant bias at any grade range.

Microsoft Excel - assay_quality
File Edit View Insert Format Tools Chart Window Help Acrobat
Chart Area
Assay Quality
Precision Plot
Tabakoto Exploration
Duplicate vs Original
Chart Area
Number of sample pairs
0-5% 87
5-10% 41
10-20% 31
20-100% 45
Total 204
half absolute difference of the paired values
10
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Figure 13.4
Precision Plot of Tabakoto Assay Repeats

13.9.            2003 QA/QC

Nevsun continued to follow quality assurance-quality control (QA/QC) protocols developed for the Tabakoto project (Nevsun 2000) during the recent drilling program.  The QA/QC program incorporates certified standards, blanks and duplicate samples.  The samples were collected to build the QA/QC database for the project in anticipation of the requirement of a resource/reserve estimation for feasibility studies.

The QA/QC sample insertion protocol includes the following samples:

  certified standard control samples (submitted 1 control sample in every 30 samples for drill hole samples).

  blank samples of barren core (submitted 1 in every 100 samples and at the end of hole and after mineralized zones).

  duplicate samples (collected 1 for every 100 drill hole samples)

Nevsun personnel monitored and reviewed the QA/QC program during the 2003 drill program.

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13.10.              Certified Standard Controls

Nevsun used three certified standards of 'Gold Reference Material' purchased from Ore Research & Exploration Pty Ltd.  The three certified standards provide a range of low-grade, mid-grade, and high-grade gold samples with known gold values and statistically acceptable limits.  The maximum and minimum limits are plus two standard deviations (+2st.dev.) and minus two standard deviations (-2st.dev.) from the mean value of the control sample as published by from Ore Research & Exploration Pty Ltd.   lists the statistical values for the control samples.

Table 13.3 Ore Research & Exploration Reference Material
Gold Standard Reference Material	Au Mean (g/t)	Au Standard Deviation (std.)	Mean + 2 std.	Mean - 2 std.
Standard I Reference: OREAS 6Pa	1.65	0.04	1.57	1.73
Standard II Reference: OREAS 7Pa	3.00	0.09	2.82	3.18
Standard III Reference: OREAS 10P	6.81	0.11	6.59	7.03

Any assays of the standard that were outside the limits for that particular batch were flagged.  Sample batches that contained flagged standards were re-assayed and then further reviewed to ensure that all assays were acceptable.  All values from these re-assayed sample batches have replaced the previous sample values in the assay database.

A total of 36 standards were inserted within the sample sequence: 13 Standard I samples; 11 Standard II samples; and 12 Standard III samples.  There were 15 standard assay values from the recent program not within the accepted limits.  Standard III exceeded the maximum limit on two assays and below the minimum value on four assays.  Standard II exceeded the maximum value on one assay and were below the minimum value on five assays.  Standard I exceeded the maximum value on one assay.  Nevsun reviewed the results with Abilab but no further action was taken.  The samples from these batches that were not within the accepted limits did not contain any grades considered geologically or economically significant (<250 ppb).  All the standards were within 14% of the mean grade value.

The results of the QA/QC standards were discuss with the lab.  The laboratory made changes to equipment and had increased staffing due to an increase in the volume of samples arriving at the laboratory from around the region.  This has resulted in lesser-trained staff processing the samples; especially the analytical procedures, and not providing the accuracy or precision for the standards.  Overall, the quality of the standards improved over the duration of the program as the lab made adjustments and responded to Nevsun concerns.

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1311.               Blank Samples

Nevsun has set barren core aside for later use as blank samples.  The core usually consists of greywacke and argillite.  Although the samples are considered to consist of barren rock without any appreciable gold content, occasionally low levels of mineralization may occur within these core intervals which could negate the usefulness of these samples.

A total of 12 blank samples were submitted within the sample sequence for the 2003 program.  All samples returned with values that were barren.

13.12.              Duplicate Samples

The duplicate samples were prepared by halving and quartering diamond drill core and submitting two samples from the same interval.  Differences between the sample values normally reflect the inherent nugget effect of the mineralization.  A total of 12 samples were submitted and the results are presented in graphs in  with +/- 15% tolerance line markers.

Figure 13.5
Duplicate Samples

The distribution generally follows the reference line but there is a lack of samples in general, 12 in total, and only one sample duplicate above 100 ppb.  As a result, no comparative analysis can be made on the variance of the samples.

Generally, the results for the QA/QC samples are acceptable but concern was expressed to the lab about the high amount of standards that were not within the acceptable limits.  Future results must be better.  The QA/QC samples have performed as intended by flagging areas of concern in the assay dataset and showing the variation between the original and repeat assays.

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13.13.              2000 Chain of Custody Program

13.13.1.             Introduction

In 2000, Nevsun contracted Snowden to provide independent sample verification services during a portion of the drilling program.  Snowden arranged to monitor sample collection during a portion of the diamond drilling and to conduct a "Chain of Custody" exercise in order to independently verify the sampling methods and the presence and tenor of mineralization.  Twenty-four samples were collected and the presence of gold mineralization was confirmed.

13.13.2.              Drilling Procedures and Chain of Custody Procedures

The procedures used to obtain the core, collect the samples and submit the samples to the assay laboratory are documented as follows:

1.

The drill contractor pulled the core tube and NQ core was placed in metal core trays with each run (standard 3 metre runs) in the presence of a Snowden representative.  Each run was separated by a wooden block with the depth of the end of the hole to that point marked on it;

2.

The core was washed with clean water to remove any debris, drill mud or grease;

3.

A Snowden representative recorded RQD, core recovery, and the orientation line, if present, was marked on core with a grease pencil.  Recovery and RQD were recorded on a geotechnical logging form;

4.

The core box was placed in rice sacks, closed and stacked within 3 metres of the Snowden representative;

5.

The core was then transported in a Toyota Hilux truck by Nevsun personnel, and accompanied by the Snowden representative, to a logging area.  The route from the Tabakoto drill site to the Nevsun camp and logging area is along dirt and lateritic roads.  The duration of the trip was approximately 10 minutes;

6.

A core helper placed the boxes on a logging bench in the logging area;

7.

The Nevsun geologists completed the geological and structural logging and Snowden collected the remaining details for the geotechnical logging;

8.

The Nevsun geologists marked sample intervals and numbers on the core using a grease pencil;

9.

Core photographs were taken using a 35 mm SLR camera, two boxes at a time;

10.

Core helpers moved the core boxes that were marked for sampling to the core saw area;

11.

The core was cut according to the start and end of the sample intervals.  Half of the core was not sent for analysis and was placed back in the core box.  The sample number was marked on the half core that was not sent for analysis.  The portion of core that was retained is available for reference, additional assaying or any further requirements;

12.

Core helpers placed the other half of core in uniquely numbered plastic sample bags;

13.

The core boxes and sample bags were stored in a locked transport container in the Nevsun camp until Nevsun received permission by Snowden to take control of the core boxes.  The sample bags remained in the transport container until they were ready to be sent to the assay laboratory;

14.

Blank samples of barren core and certified standard control samples were placed within the sample stream;

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15.

Sample bags were tied with zap straps and the tops of the bags were folded to prevent spillage;

16.

The samples were placed in three rice bags according to sequential order and the sacks were sealed by zap straps;

17.

The sacks of samples were transported by a company truck from Tabakoto to Bamako; approximately a ten hour drive.  A Snowden representative accompanied the samples on the trip to Bamako;

18.

The samples were delivered directly to ABILAB at 4:00 PM on May 1, 2000;

19.

ABILAB recorded the number of samples, the sequence of the samples (noting any omissions) and provided a written acknowledgement of receipt of the samples;

20.

The samples were turned over to ABILAB for their care at this point;

21.

ABILAB's sample storage area and preparation area appeared secure with no access permitted to non-Abilab employees;

22.

The ABILAB sample preparation and analytical techniques are described elsewhere in this document.

Each of the stages of the collection, preparation, packaging and transport of the core and samples were conducted in the presence of the Snowden representative.

13.13.3.              Drill Hole Sampling

Nevsun contracted Boart Longyear; drilling contractors from North Bay, Ontario, Canada to conduct the diamond drilling on the project.  The contractor used a Longyear 38 drill rig to provide HQ/NQ diamond drill core which was oriented using a spear with a grease pencil attached to the tip.  As part of this study, the Snowden representative was present during the drilling of a total of 51 metres of core from hole T-274.  The drill core intervals are listed in ..

13.13.4.                Geology of Drill Hole

The interval that was sampled as part of this study was dominated by greywacke and felsic porphyry (see ).

13.13.5.                 Intervals Sampled

A total of 24 samples were collected from between 93.5 to 123.40 m for a total of 29 m of core (see ).  Sample lengths ranged from 0.50 to 1.80 metres and drill core recoveries were 95% for this portion of the drill hole.  The core was typically competent and was not weathered.

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Table 13.5 Summary of Geology for T-274
From	To	Length (m)	Rock Type	Description
70.60	99.40	28.80	GW_AG	Qtz. Stringers are somewhat vuggy
99.40	104.35	4.95	FP	Qtz stringers - fractured and blocky - minor Py and Aspy in fracture face - VG at 100.60m
104.35	105.65	1.30	GW	Upper contact has minor Bx -Py / Qtz stringers
105.65	106.80	1.15	FPDI
106.80	110.30	3.50	GW	Upper contact has minor Bx, minor Py and Qtz in fracture face
110.30	113.40	3.10	FP	Qtz stringers, disseminated Py / sulphides in stringers
113.40	116.05	2.65	GW	Series of vuggy Qtz veins
116.05	117.25	1.20	FP
117.25	118.05	0.80	GW
118.05	119.40	1.35	FP
119.40	120.70	1.30	GW
120.70	121.05	0.35	FP
121.05	121.85	0.80	GW
121.85	121.95	0.10	FP
121.95	122.35	0.40	GW
122.35	123.40	1.05	FP	Distinct 2mm phenocrysts, some Qtz stringers with disseminated Py / sulphides, Grey

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Table 13.6 Sample Intervals And Results
Sample ID	From	To	Length (m)	Abilab g/t Au	Bondar Clegg g/t Au Pulp Verification	Difference	Percent Difference
27562A	93.5	95.0	1.50	0.090	0.061	-0.029	-32
27563	95.0	96.5	1.50	0.052	0.068	-0.016	31
27564	96.5	97.2	0.70	0.147	0.102	-0.045	-31
27565	97.2	97.75	0.55	0.020	0.037	0.017	85
27566	97.75	98.7	0.95	0.010	0.014	0.004	40
27567A	98.7	99.4	0.70	0.317	0.298	-0.019	-6
27568	99.4	101	1.60	0.527	0.962*	0.435	83
27570	101	102.5	1.50	0.541	0.510	-0.109	-20
27571	102.5	104.35	1.85	1.140	0.710*	-0.430	-38
27572A	104.35	105.65	1.30	0.630	0.061	-0.569	-90
27573	105.65	106.8	1.15	<0.005	0.007	0.002	40
27574	106.8	108.5	1.70	<0.005	0.220	0.017	340
27575A	108.5	110.3	1.80	0.052	0.011	-0.041	-79
27576	110.3	112	1.70	0.139	0.125	-0.014	-10
27577	112.0	113.4	1.40	0.164	0.205*	0.041	25
27578	113.4	115.0	1.60	0.011	0.028	0.017	155
27579	115	116.05	1.05	0.081	0.021	-0.060	-74
27580A	116.05	117.25	1.20	0.111	0.681	0.570	514
27581	117.25	118.05	0.80	0.242	0.028	-0.214	-88
27582A	118.05	119.4	1.35	0.248	0.205	-0.043	-17
27583	119.40	120.70	1.30	0.056	0.048	-0.010	-18
27584	120.70	121.85	1.15	0.037	0.015	-0.022	-59
27585	121.85	122.35	0.50	0.024	0.022	-0.002	-8
27586A	122.35	123.40	1.05	0.673	0.360*	-0.313	-47
TOTAL

*Metallics Screening conducted on samples

Eight additional samples were added to the sample sequence as part of the quality control protocols.  The control samples included one blank, two Standard I samples, two Standard II samples, and three Sample III samples.  The blank consisted of barren core that was not expected to have any appreciable gold values.  The accepted values for the standards are listed in .

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14.

ADJACENT PROPERTIES

The following section is a summary of the information detailed in the Technical report titled "Technical Report for the Segala Property, May 17 2004".

In 2002 Nevsun acquired the Segala Propery from Semafo, located immediately to the north of the Tabakoto Property.  Past work by Oliver Gold and Semafo/managem had defined a significant gold resource.  Exploration work consisted of soil sampling, geophysical surveys, trenching, diamond drilling and reverse circulation drilling.

Following the acquisition of the property, Nevsun undertook a significant diamond drilling and reverse circulation drilling program with the objective of defining a significant gold resource that could ultimately be mined and processed through the proximal Tabakoto mill.

A resource estimate by Snowden revealed a Measured and Indicated resource at Segala (above a cutoff grade of 2.0 g/t Au) is 7.5 Mt at an average grade of 3.36 g/t Au.  An additional 1.2 Mt of material at an average grade of 2.84 g/t Au (also above a cutoff grade of 2.0 g/t Au) has been classified as Inferred.  summarizes the resource by classification category and cutoff grade.

Table 14.1 Resource Summary
	Measured			Indicated			Measured and Indicated			Inferred
Cutoff	Tonnage	Au Grade	Au	Tonnage	Au Grade	Au	Tonnage	Au Grade	Au	Tonnage	Au Grade	Au
(g/t)	(t*1000)	(g/t)	(kg)	(t*1000)	(g/t)	(kg)	(t*1000)	(g/t)	(kg)	(t*1000)	(g/t)	(kg)
10.0	1	10.71	11	2	11.84	24	3	11.46	34	1	11.69	12
7.0	47	7.83	368	75	7.97	597	122	7.91	965	17	8.06	137
5.0	336	6.01	2,019	483	6.09	2,942	819	6.06	4,962	62	6.60	409
4.0	805	5.09	4,094	1,014	5.21	5,281	1,819	5.15	9,375	115	5.60	644
3.0	1,642	4.25	6,977	2,047	4.32	8,837	3,689	4.29	15,815	260	4.34	1,128
2.0	3,334	3.34	11,132	4,236	3.37	14,273	7,570	3.36	25,405	1,204	2.84	3,414
1.0	6,975	2.34	16,341	7,991	2.44	19,508	14,966	2.40	35,849	3,983	1.83	7,293
0.3	10,968	1.73	18,975	14,160	1.66	23,490	25,128	1.69	42,465	11,105	1.05	11,688
Total	11,345	1.68	19,054	15,722	1.51	23,762	27,067	1.58	42,816	13,576	0.89	12,117

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Figure 14.1
Geological Domain Wire Frame Models of the Segala Deposit

(Isometric View Looking From Above and To the North)

Extensive metallurgical test work was completed in early 2003 and the Segala deposit was found to contain free-milling gold ore that should give high recoveries to conventional cyanidation at a typical grind size and with modest reagent consumptions.

Subsequently Snowden formulated a pre-feasibility ore reserve estimate based upon mining cost assumptions developed for the nearby Tabakoto project (Mining Study for the Segala Property, Nevsun Resources Ltd, April 2004).  Processing costs and recoveries were updated by Metallurgical Design and Management (MDM) based on preliminary test work.

Ore reserve estimates based on a US$350/oz and US$325/oz gold price and cost assumptions detailed within the reserve report are summarized in  and  respectively.  The ore reserves include allowances for dilution (8% at 0.0 g/t Au) and ore loss (1.5%).  Cutoff grades of 1.65 g/t Au ($350/oz) and 1.75 g/t Au ($325/oz) have been assumed.

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Table 14.2 Ore Reserve Estimate - US$350/oz Au
	Oxide		Fresh		Total
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Category	t'000s	g/t Au	t'000s	g/t Au	t'000s	g/t Au
Proven	303	2.40	2,588	2.96	2,891	2.90
Probable	27	2.21	1,060	3.23	1,088	3.20
Total	331	2.38	3,648	3.04	3,979	2.98
Waste	9,166		31,056		40,222

Table 14.3 Ore Reserve Estimate - US$325/oz Au
	Oxide		Fresh		Total
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Category	t'000s	g/t Au	t'000s	g/t Au	t'000s	g/t Au
Proven	280	2.47	2,271	3.04	2,551	2.98
Probable	21	2.35	682	3.21	703	3.19
Total	301	2.46	2,953	3.08	3,254	3.02
Waste	7,903		21,908		29,810

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15.

MINERAL PROCESSING AND METALLURGICAL TESTING

15.1.                  Previous Test work

Previous test work carried out on samples from the Tabakoto deposit are summarised below.

15.1.1.                 Lakefield Research Project No. L.R. 5150

As described in a report titled "An Investigation of the Recovery of Gold from Tabakoto (Mali, W. Africa), Gold Samples Submitted by Nevsun Resources Ltd" dated October 27 1997, Report No. 1.

Preliminary laboratory test work was performed on two composite samples from the Tabakoto gold deposit: a sedimentary sample composite assaying 7.1 g/t and a porphyry sample composite assaying 7.2 g/t.

The objective of the laboratory test work was to determine the recovery of gold by cyanidation, and the amenability of the ore to gravity pre-concentration.  Additional check assays for individual samples included in the composites and a high grade ore were performed.  The following results were obtained:

  A total of 93.1% of the gold from the sedimentary ore sample was recovered using standard cyanide leaching methods.

  Using gravity pre-concentration, over 70% of the gold was recovered in a gravity concentrate assaying over 300 g/t from the sedimentary sample.  A combination of gravity and cyanidation gave similar overall recovery to that obtained using cyanidation only.

  By direct cyanidation, 94-95% of the gold was recovered from the porphyry sample.

  Cyanide and lime consumptions were relatively low on both ore types i.e. less than 1 kg/t for both lime and cyanide.

  Leach extraction improved with increasing fineness of grind.

  Leach extraction was completed after only 24 hours of cyanidation.

  Diagnostic preg-robbing tests showed that the ore is not obviously preg-robbing.

  Simulated heap leach recovery was poor (only 21-25% at a crush size of -25 mm).

15.1.2.                Knelson Concentrators Project No. KC00-215

As described in a report dated July 27, 2000, Report No. 1.  Four samples were brought to the premises of Knelson Concentrators in Vancouver for gravity recoverable gold analysis.  The samples were Primary Porphyry, Sediments, Oxide and Low Grade (Oxide).  The samples were crushed to 100% - 10 mesh (2 mm) prior to "MD3" testing.  The objective of the test work was to provide a preliminary evaluation of the potential gold recovery by gravity concentration on the samples.  The procedure used for the KC-MD3 stage test was as follows:

  The test samples were processed through a 3" Laboratory Knelson Concentrator (KC) at a fluidization water flow rate of 3.5 lpm.

  During the test, sub-samples of the tailings stream were collected for gold assay analysis.

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  At the end of the concentration stage, the concentrates were washed from the inner cone of the Knelson Concentrator.

  The Knelson concentrates were panned to produce a pan concentrate and pan tailings sample.

  The concentrate and tailings samples were dried and sent to an independent local laboratory for gold assaying.

Two further stages of testing were performed on the tails reground at grinds of -60 mesh (250m) and -150 mesh (105m) in successive stages.  A summary of the results is provided below in .

Table 15.1 Tails reground test results
Sample ID	Assayed Head (g/t)	Calculated Head (g/t)	Grind P80 (mesh)	Cumulative Recovery (%)	Tail Grade (g/t)
Primary Porphyry	14.43	14.47	10 60 150	51.9 76.8 82.4	4.11 3.08 2.43
Sediments	9.84	9.69	10 60 150	55.2 79.0 82.4	4.90 2.40 1.47
Oxide	8.70	6.26	10 60 150	68.2 79.8 80.9	1.78 1.27 1.10
Low Grade (Oxide)	3.46	4.04	10 60 150	72.5 79.6 81.7	1.30 0.79 0.72

The gravity recoverable gold content in all of the samples was extremely high.  The overall three-stage recoveries ranged from 80.9 to 82.4%.  Although there were very high gravity recoveries in the primary stage in the porphyry and the sediment zone samples (52-55%), there was significant additional recovery obtained by grinding to finer sizes.  The low grade (oxide) ore sample had the highest recovery (72.5%) at 10 mesh (2 mm) indicating that most of the gold is relatively coarse and liberated in this ore zone at this size.  Free visible gold was observed in the final concentrates from all of the tests.

15.1.3.                 Process Research Associates Ltd Project No. 00-05407

As described in a report titled "Cyanidation Testing for Gold Recovery", dated August 22, 2000.

Nevsun Resources commissioned Process Research Associates Ltd. (PRA) to undertake metallurgical testing for gold recovery from gravity circuit tailings samples.  Four samples originating from Tabakoto had been subjected to gravity concentration of free gold at another laboratory, (using a Knelson Concentrator described above).  The resulting slurried tailings were forwarded to PRA for cyanide leaching studies.

The four gravity tailing samples were labelled as 215A Primary Porphyry, 215B Sediments, 215C Oxide, and 215D Low Grade.  The samples had gold grades which varied between 0.53

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g/t to 2.40 g/t.  Each sample was subjected to a 48-hour kinetic cyanidation study.  The tests under similar cyanidation conditions recovered between 87% to 97% of the contained gold.

15.1.4.                 Lakefield Research Project No. L.R 5252

As described in a report titled "An Investigation of the Recovery of Gold From the Tabakoto Project ore samples Submitted by Nevsun Resources Limited, Progress Report No 1, Project No. LR5252" dated May 1998.

Three samples were crushed to pass 20 mesh (850μm), blended and riffled into 10 kg test charges.  Duplicate 250g head samples were also riffled out of each crushed composite for duplicate gold analyses by the direct and screened metallics assay methods.  The summarized results from these analyses are given in the following tables.  The average calculated gold head grades from the test work are also given for comparison ( and ).

Table 15.2 Direct Assays
Composite	Sample		Average (g/t)	Re-Assay (g/t)	From Test work (g/t)
	A (g/t)	B (g/t)
1*	6.73	6.45	6.59	4.85	4.08
2*	3.30	2.05	2.67	-	3.16
3*	0.94	0.78	0.86	0.75	0.99

Origin of composites was not detailed in the report

Table 15.3 Screened Metallics Assays
Composite	+150m (%)	-150m (%)	+150m (g/t)	-150m (g/t)	Calculated Head (g/t)
1A	7.8	92.2	26.1	5.09	6.73
1B	10.5	89.5	28.8	3.83	6.45
2A	4.7	95.3	15.9	2.69	3.30
2B	4.0	96.0	6.09	1.88	2.05
3A	4.0	96.0	0.90	0.94	0.94
3B	1.5	98.5	1.07	0.78	0.78

Tests were conducted to determine the effects of crushing/grinding fineness on the recovery of gold by gravity separation ().  Two tests were completed on each of the three composites; one at a feed particle size of minus 20 mesh (850μm), and the other on ore ground to finer than 80% -90m.  In each test, 10kg ore charges were fed to a Knelson concentrator.  The Knelson concentrates were further upgraded by treatment on a Mozley mineral separator.  Gold recovery appeared to be relatively proportional to head grades, with the highest recovery from the highest grade ore.

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Table 15.4 Gravity Separation Test Results
Composite	Test	F80 (m)	Product	Weight (%)	Assay (g/t)	Distribution (% Au)
1	GS1	397	Mozley Concentrate Knelson Concentrate Knelson Tailing Head (calculated)	0.007 2.44 97.6 100.0	21819 95.5 1.70 3.99	39.5 58.4 41.6 100.0
1	GS4	84	Mozley Concentrate Knelson Concentrate Knelson Tailing Head (calculated)	0.005 0.74 99.3 100.0	46546 349 1.60 4.17	55.1 62.0 38.0 100.0
2	GS2	571	Mozley Concentrate Knelson Concentrate Knelson Tailing Head (calculated)	0.011 2.57 97.4 100.0	7103 63.8 1.93 3.52	21.6 46.7 53.3 100.0
2	GS5	89	Mozley Concentrate Knelson Concentrate Knelson Tailing Head (calculated)	0.005 0.76 99.2 100.0	20954 164 1.55 2.79	37.7 45.0 55.0 100.0
3	GS3	217	Mozley Concentrate Knelson Concentrate Knelson Tailing Head (calculated)	0.008 1.86 98.1 100.0	1147 13.2 0.75 0.98	9.6 25.1 74.9 100.0
3	GS6	40	Mozley Concentrate Knelson Concentrate Knelson Tailing Head (calculated)	0.006 0.87 99.1 100.0	3994 41.1 0.64 0.99	23.9 36.0 64.0 100.0

Cyanide leach tests () were completed on combined gravity separation tailing material from each of Tests GS4 to GS6 (Knelson + Mozley tailings).  The tests were conducted in order to determine overall gold recovery/extraction applying an integrated gravity separation-cyanide leach circuit.

Table 15.5 Cyanide Leach Tests
Test No.	Gravity Tailing From Test	F80 (m)	Reagent Consumption (kg/t)		Extraction (%)		Total Recovery (%)	Tail (g/t)	Head (g/t)
			NaCN	CaO	24 h	48 h
CN1	GS4	84	0.046	2.62	92	92.4	96.6	0.15	1.91
CN2	GS5	89	0.047	2.07	94	94.7	96.7	0.09	1.69
CN3	GS6	40	0.057	2.89	82	89.1	91.7	0.09	0.83

Gold extraction, from the gravity tailings, ranged from about 89% to about 95%.  Combined gravity plus cyanidation recovery/extraction ranged from approximately 92% to approximately 97%.  Recovery values were highest from the higher grade composites.  Cyanide consumption was very low.

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15.2.               Feasibility Study Test work

A metallurgical investigation was performed on samples of material received from the Tabakoto gold deposit in Kenieba Region, Western Mali.  The aim of the investigation was to optimise the processing of the Tabakoto material in the plant design.  The investigation involved the following components:

  Sample preparation and head assays.

  Determination of gravity recoverable gold, using Lakefield and Knelson techniques.

  Determination of any preg robbing effects

  Optimization of grind size to maximise recovery of gold in the leach.

  Optimization of grind.

  Optimization of leach residence time.

  Optimization addition of leach reagents, i.e. cyanide and lime.

  Determination viscosity of slurries.

  Optimization of flocculant type and dosage.

  Determination of oxygen requirement of leach slurry.

  Determination of carbon kinetics and equilibrium loading value.

  Determination of acid rock drainage potential.

  Determination of Bond crushability work Index

  Determination of uniaxial compressive strength.

  Determination of Bond ball and rod work indices.

  Determination of Bond abrasion index.

15.2.1.                 Samples

Sample Collection & Laboratory Facilities

The mineralized area where the proposed open pit mine is to be located was drilled during 2001, producing diamond core for geological characterization work and a detailed metallurgical test work program.  A Nevsun geologist in conjunction with an MDM representative supervised the selection of samples that were sent to Lakefield Research in South Africa for investigation.

Collected samples were sent to Lakefield Research Laboratories in Johannesburg for all test work.  Sample prepared at Lakefield Research Laboratories was delivered to Pelichem in Johannesburg for settling tests.

Sample Preparation and Composite Make-Up

The proportion of individual drill cores used to make the two composite sample blends is shown below for oxide and fresh sample respectively ( to ).  The aim was to produce blends representing the oxide and fresh materials to be processed.

The samples were air-dried and crushed to -2 mm.  For each composite, five representative sub-samples were split from the crushed products and assayed for gold.

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Table 15.6 Oxide Composite Material Make-up
Hole	Sample	Depth (m)			Grade (g/t)	Weight (kg)	Make-Up (%)
		from	to	Difference
T262	Mineralized Oxide	47.00	61.00	14.0	12.17	13.3	31.4
T223	Mineralized Oxide	33.95	34.85	0.9	7.64	2.6	6.1
T308A	Mineralized Oxide	22.00	24.80	2.8	2.24	7.5	17.7
T308B	Mineralized Oxide	40.40	42.00	1.6	0.65	3.0	7.1
T263	Mineralized Oxide	37.00	60.50	23.5	15.09	4.0	9.4
T297	Mineralized Oxide	31.00	35.50	4.5	17.08	4.0	9.4
T247	Unmineralized Oxide	20.40	35.50	15.1	0.50	4.0	9.4
T113	Unmineralized Oxide	33.00	42.50	9.5	0.50	4.0	9.4
Total / Average					7.9	42.4	100.0

Table 15.7 Oxide Composite Head Assays
Sample	Assay 1	Assay 2	Assay 3	Assay 4	Assay 5	Average
Oxide Comp.	10.75	13.95	11.80	11.95	10.90	11.87

Table 15.8 Fresh Oxide Composite Make-up
Hole	Sample	Depth (m)			Grade (g/t)	Weight (kg)	Make-up (%)
		from	To	Difference
T-266	Mixed	83.00	83.75	0.75	15.62	2.3	5.7
T-260	Mixed	112.00	113.80	1.80	23.73	3.3	8.1
T-259	Mixed	118.50	120.00	1.50	11.35	0.6	1.4
T-266	Mixed	81.45	83.00	1.55	30.24	3.9	9.7
T-266	Mixed	80.50	81.45	0.95	3.54	2.6	6.4
T-259	Mixed	115.60	117.00	1.40	11.64	0.5	1.2
T-260	Mixed	122.20	123.90	1.70	19.09	2.0	5.1
T-112	Felsic	53.50	77.50	24.0	4.18	6.6	16.4
T-112	Felsic	129.50	138.80	9.30	4.71	2.7	6.8
T-112	Felsic	140.40	148.50	8.10	1.58	2.1	5.3
T-112	Felsic	153.00	157.35	4.35	1.94	1.1	2.7
T-113	Sedimentary	85.60	93.00	7.40	2.99	1.8	4.5
T-113	Sedimentary	152.50	163.00	10.50	6.07	2.8	6.9
T-113	Sedimentary	167.50	173.20	5.70	1.94	1.7	4.2
T-113	Sedimentary	181.50	188.60	7.10	7.14	1.8	4.6
T-113	Sedimentary	195.00	198.50	3.50	1.55	1.0	2.4
T-113	Sedimentary	210.50	213.50	3.00	12.81	0.8	2.0
T-113	Sedimentary	260.00	264.20	4.20	14.73	1.2	2.9
T-112	Sedimentary	91.85	93.60	1.75	1.38	0.6	1.4
T-112	Sedimentary	101.00	102.00	1.00	1.52	0.5	1.1
T-112	Sedimentary	125.95	127.60	1.65	2.24	0.5	1.2
Total/Average					10.1	40.1	100.0

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Table 15.9 Fresh Composite Head Assays
Sample	Assay 1	Assay 2	Assay 3	Assay 4	Assay 5	Average
Fresh Comp.	11.20	13.56	13.56	12.30	12.90	12.70

The composite sample head assays were found to be variable, most likely due to the presence of coarse gold particles.  The average gold head values were used in the calculation of the gold extractions.

15.2.2.                Gravity and Hydrometallurgical Test work

The results from metallurgical tests performed on the two composites are summarised in  and for the fresh and oxide material respectively.

Table 15.10 Test Work Summary for Fresh Composite Material
Item	Unit	Result
Head Grade	Au g/t	12.70
Gravity Recovery	%	54.4
Leach Feed Grade	Au g/t	5.31
Preg-Robbing	-	None
Optimum Grind Size	% - 75m	80
Cyanide Addition	NaCN kg/t	1.0
Optimum Leach Residence	Hours	24
Benefit of Elevated DO	-	None
Oxygen Demand	g/t/h	5.27
Maximum Viscosity	mPa.s	71.5
Freundlich 'a'	-	9140
Freundlich 'b'	-	0.46
Mass Transfer	m/h	0.37
Diffusion Parameter	-	20.0

Table 15.11 Test Work Summary for Oxide Composite Material
Item	Unit	Result
Head Grade	Au g/t	11.87
Gravity Recovery	%	42.9
Leach Feed Grade	Au g/t	6.48
Preg-Robbing	-	None
Optimum Grind Size	% - 75m	80
Optimum Leach Residence	Hours	24
Cyanide Addition	NaCN kg/t	1.0
Benefit of Elevated DO	-	None
Oxygen Demand	g/t/h	6.18
Maximum Viscosity	mPa.s	67.3
Freundlich 'a'	-	8886
Freundlich 'b'	-	0.40
Mass Transfer	m/h	0.23
Diffusion Parameter	-	20.0

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15.2.3.               Gravity Test work

Procedures

Two slightly different procedures were used to determine the gravity recoverable gold contained in the two materials.

For the Lakefield procedure, the composites were ground to 50% -75m, and 4 x 4.0kg sample batches were processed through a Knelson Concentrator to recover the free gold.  The primary gravity concentrate from each batch was further upgraded by hand panning and assayed.  The tailings from the primary gravity concentrate were assayed and the middlings from the panning were recombined with the gravity concentrator tailings for use in the subsequent leach test work.

For the Knelson procedure, the composites were ground to 80% -2mm, and 10kg samples of each processed through a Knelson Concentrator.  The first primary gravity concentrate was upgraded by hand panning and the pan concentrate assayed.  The middlings from hand panning were recombined with the first stage concentrator tails and re-ground to 80% -250m, and re-processed through the Knelson Concentrator.  The second stage primary gravity concentrate was upgraded by hand panning and the pan concentrate assayed.  The middlings from the hand panning were recombined with the second stage concentrator tailings.  The recombined tails were then re-ground to 80% -100m, and re-processed through the Knelson Concentrator.  The final primary gravity concentrate was upgraded by hand panning, and the pan concentrate assayed.  The middlings from hand panning were recombined with the concentrator tailings for use in the subsequent leach test work.

Results and Discussion

The gold grade and recovery for the fresh and oxide composites using both the Lakefield and Knelson gravity recovery procedures are in  and .

Table 15.12 Oxide Composite Gravity Recovery - Lakefield Procedure
Test	Grade (g/t)		Distribution (%)
	Final Concentrate	Tails	Concentrate Mass	Gold Recovery
1	3 091	6.70	0.17	43.6
2	4 500	6.92	0.11	41.7
3	5 415	7.01	0.09	41.0
4	1 810	6.46	0.30	45.7
Average	3 061	6.79	0.17	42.9

Table15.13 Fresh Composite Gravity Recovery - Lakefield Procedure
Test	Grade (g/t)		Distribution (%)
	Final Concentrate	Tails	Concentrate Mass	Gold Recovery
1	2 654	4.96	0.29	61.1
2	2 773	3.83	0.32	69.9
3	2 101	7.47	0.25	41.4
4	2 871	6.97	0.20	45.2
Average	2 601	5.79	0.27	54.4

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A high proportion of the contained gold (58.5% and 42.9% of the gold contained in the fresh and oxide composites respectively) is recoverable by gravity, using the Lakefield method ( and ).

Table 15.14 Oxide Composite Gravity Recovery - Knelson Procedure
Fraction	Description	Grade (g/t)		Distribution (%)
		Concentrate	Tails	Conc. Mass	Au Recovery
Conc. 1	80% - 2 mm	5 000	6.94	0.10	41.6
Conc. 2	80% - 250 m	1 609	6.18	0.05	6.5
Conc. 3	80% -100 m	124	6.08	0.08	0.8
Total Conc.	NA	2 550	6.08	0.23	48.9

Table 15.15 Fresh Composite Gravity Recovery - Knelson Procedure
Fraction	Description	Grade (g/t)		Distribution (%)
		Concentrate	Tails	Conc. Mass	Au Recovery
Conc. 1	80% - 2 mm	8 078	8.12	0.06	36.2
Conc. 2	80% - 250 m	1 273	6.87	0.10	9.8
Conc. 3	80% -100 m	9 82	6.37	0.05	3.9
Total Conc.	NA	3 083	6.37	0.21	49.9

A high proportion of the contained gold (49.9% and 48.9% of the gold contained in the fresh and oxide composites respectively) is recoverable by gravity, using the Knelson method.

There is no significant difference in the gold recovery from the fresh and oxide composites using either the Knelson or Lakefield gravity procedures.  Both techniques are effective at recovering the gravity gold that is present in either of the two samples.  The grade of material feeding the leach test was 5.31 and 6.48g/t for the fresh and oxide composites respectively.

15.2.4.              Effect of Carbon Addition

Procedure

Tails from the gravity tests were ground to 80% -75m, and then bottle roll leached with and without carbon to determine whether a preg-robbing component is present.

Results and Discussion

The test conditions along with results are shown in  and :

Effect of Carbon Addition for Lakefield Procedure gravity Tails

Surry % solids	= 50	Pre-oxidation period	= 1 hour
Leach time	= 48 hours	pH	= 10.7
Grind	= 80% -75m	Cyanide addition	= 5.0 kg/t

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Table 15.16 Evaluation of Preg-Robbing on Whole Ore
Material	Carbon (g/l)	Grade(g/t)		Recovery (%)		Consumption (kg/t)
		Head	Tail	Leach	Overall	Cyanide	Lime
Oxide	0	6.48	0.24	96.3	98.0	4.83	0.71
	20	6.48	0.23	96.5	98.1	4.83	0.71
Fresh	0	5.31	0.27	94.9	97.9	4.83	0.77
	20	5.31	0.27	94.9	97.9	4.83	0.78

Effect of Carbon Addition for Knelson Procedure gravity Tails

Surry % solids	= 50	Pre-oxidation period	= 1 hour
Leach time	= 48 hours	pH	= 10.7
Grind	= 80% -75m	Cyanide addition	= 5.0 kg/t

Table 15.17 Evaluation of Preg-Robbing on Gravity Tail
Material	Carbon (g/l)	Grade (g/t)		Recovery (%)		Consumption (kg/t)
		Head	Tail	Leach	Overall	Cyanide	Lime
Oxide	0	6.08	0.18	97.0	98.5	4.81	0.69
	20	6.08	0.17	97.2	98.6	4.81	0.70
Fresh	0	6.37	0.19	97.0	98.5	4.81	0.76
	20	6.37	0.19	97.0	98.5	4.82	0.76

Including carbon during leach tests has no effect on the gold recovery, therefore the oxide and fresh samples do not contain a detectable preg-robbing components.

15.2.6.             Effect of Grind

Procedure

Separate sub samples of tails from the gravity tests were ground to 65%, 70%, 75% and 80% -75m respectively and leached at an excess cyanide addition for 72 hours.

Results and Discussion

Results of the leaches at the various grinds are shown in Table 15.18 and Table 15.19.

Grind Optimization for Lakefield Procedure Gravity Tails

Slurry % solids	= 50	Pre-oxidation period	= 1 hour
Leach time	= 72 hours	pH	= 10.7
Cyanide addition	= 5.0 kg/t	Carbon addition (ANK 11)	= 0 g/l

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Table 15.18 Grind Optimization Leach Results on Whole Ore
Material	% -75m	Grade (g/t)		Recovery (%)		Consumption (kg/t)
		Head	Tail	Leach	Overall	Cyanide	Lime
Oxide	65	6.48	0.77	88.1	93.5	4.81	0.71
	70	6.48	0.57	91.2	95.2	4.81	0.70
	75	6.48	0.37	94.3	96.9	4.83	0.71
	80	6.48	0.23	96.5	98.1	4.84	0.71
Fresh	65	5.31	0.87	83.6	93.2	4.78	0.78
	70	5.31	0.67	87.4	94.7	4.80	0.78
	75	5.31	0.29	94.5	97.7	4.79	0.78
	80	5.31	0.27	94.9	97.9	4.82	0.79

Grind Optimization for Knelson Procedure Gravity Tails

Slurry % solids	= 50	Pre-oxidation period	= 1 hour
Leach time	= 72 hours	pH	= 10.7
Cyanide addition	= 5.0 kg/t	Carbon addition (ANK 11)	= 0 g/l

Table 15.19 Grind Optimization Leach Results on Gravity Tail
Material	% -75m	Grade (g/t)		Recovery (%)		Consumption (kg/t)
		Head	Tail	Leach	Overall	Cyanide	Lime
Oxide	65	6.08	0.52	91.5	95.6	4.96	0.71
	70	6.08	0.42	93.1	96.5	4.96	0.71
	75	6.08	0.22	96.4	98.2	4.95	0.70
	80	6.08	0.18	97.0	98.5	4.95	0.70
Fresh	65	6.37	0.65	89.8	94.9	4.95	0.77
	70	6.37	0.46	92.8	96.4	4.95	0.77
	75	6.37	0.23	96.4	98.2	4.96	0.78
	80	6.37	0.18	97.0	98.5	4.95	0.77

Leach extraction improves with finer grind.  A grind size of 80% -75μm was chosen for the balance of the test work.

15.2.6.             Cyanide Optimization

Procedure

Lakefield procedure gravity tails were leached with a range of cyanide additions from 1 to 7 kg/t, to determine the cyanide requirement of the samples during leaching.

Results and Discussion

Results of the leaches at the various grinds are shown in Table 15.20.

Cyanide Optimization

Slurry % solids	= 50	Pre-Oxidation Period	= 1 hour
Leach Time	= 48 hours	pH	= 10.7
Lime Addition (CaO)	= Varied	Carbon Addition (ANK 11)	= 0 g/l

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Table 15.20 Cyanide Addition Optimization
Material	NaCN (kg/t)	Leach (Au g/t)		Recovery (%)		Residual NaCN (%)	Consumption (kg/t)
		Head	Tail	Leach	Overall		Cyanide	Lime
Oxide	1	6.48	0.28	95.7	97.6	0.017	0.83	0.73
	3	6.48	0.25	96.1	97.9	0.016	2.84	0.72
	5	6.48	0.25	96.1	97.9	0.018	4.82	0.70
	7	6.48	0.24	96.3	98.0	0.036	6.64	0.69
Fresh	1	5.31	0.32	94.0	97.5	0.017	0.83	0.81
	3	5.31	0.31	94.2	97.6	0.017	2.83	0.80
	5	5.31	0.28	94.7	97.8	0.018	4.82	0.78
	7	5.31	0.28	94.7	97.8	0.038	6.62	0.78

A cyanide addition to leach of 1 kg/t was chosen for subsequent test work.  A satisfactory residual cyanide concentration was achieved in all tests.  Increasing the cyanide addition up to 3 kg/t does not significantly change recovery, but dramatically increases cyanide consumption at a huge operating cost penalty for both the fresh and the oxide material.

15.2.7.             Effect of Leach Residence Time

Procedure

Lakefield procedure gravity tail samples were ground to the optimum particle size (80% -75m) and leached in separate rolling bottle tests for times between 2 and 72 hours using excess cyanide addition, with and without elevated dissolved oxygen.

Knelson procedure gravity tail samples were ground to the optimum particle size (80% -75m) and leached in separate rolling bottle tests for times between 2 and 72 hours using excess cyanide addition, with carbon and without elevated dissolved oxygen.

Results and Discussion

Results of the leaches at the various residence times are shown in  Table 15.21 to 15.23

Oxide Composite - Lakefield Method Gravity Tails

Slurry % solids	= 50	Pre-oxidation period	= 1 hour
Grind	= 80% -75m	Cyanide addition	= 5.0 kg/t
pH	= 10.7	Carbon addition (ANK 11)	= 0 g/l

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Table 15.21 Effects of Oxygen Injection on Cyanidation of Whole Ore
DO Level	Time (hr)	Grade (g/t)		Recovery (%)		Consumption (kg/t)
		Head	Tail	Leach	Overall	Cyanide	Lime
Natural	2	6.48	2.85	56.0	76.0	4.68	0.68
	4	6.48	2.35	63.7	80.2	4.69	0.70
	8	6.48	1.43	77.9	88.0	4.75	0.69
	16	6.48	0.99	84.7	91.7	4.80	0.69
	24	6.48	0.38	94.1	96.8	4.81	0.70
	32	6.48	0.37	94.3	96.9	4.82	0.70
	36	6.48	0.30	95.4	97.5	4.81	0.69
	40	6.48	0.28	95.7	97.6	4.82	0.70
	48	6.48	0.25	96.1	97.9	4.84	0.71
	72	6.48	0.24	96.3	98.0	4.84	0.70
Elevated	2	6.48	2.81	56.6	76.3	4.66	0.69
	4	6.48	2.34	63.9	80.3	4.71	0.71
	8	6.48	1.41	78.2	88.1	4.74	0.70
	16	6.48	0.97	85.0	91.8	4.78	0.70
	24	6.48	0.37	94.3	96.9	4.82	0.70
	48	6.48	0.26	96.0	97.8	4.83	0.69
	72	6.48	0.23	96.5	98.1	4.85	0.70

Fresh Composite - Lakefield Method Gravity Tails

Slurry % solids	= 50	Pre-oxidation period	= 1 hour
Grind	= 80% -75m	Cyanide addition	= 5.0 kg/t
pH	= 10.7	Carbon addition (ANK 11)	= 0 g/l

Table 15.22 Effects of Oxygen Injection on Cyanidation of Gravity Tail
DO Level	Time (hr)	Grade (g/t)		Recovery (%)		Consumption (kg/t)
		Head	Tail	Leach	Overall	Cyanide	Lime
Natural	2	5.31	1.18	77.8	90.7	4.71	0.77
	4	5.31	1.01	81.0	92.1	4.73	0.77
	8	5.31	0.86	83.8	93.2	4.77	0.77
	16	5.31	0.57	89.3	95.5	4.78	0.78
	24	5.31	0.33	93.8	97.4	4.82	0.77
	32	5.31	0.33	93.8	97.4	4.82	0.76
	36	5.31	0.28	94.7	97.8	4.81	0.77
	40	5.31	0.27	94.9	97.9	4.83	0.77
	48	5.31	0.26	95.1	98.0	4.82	0.78
	72	5.31	0.26	95.1	98.0	4.83	0.78
Elevated	2	5.31	1.16	78.2	90.9	4.70	0.77
	4	5.31	0.99	81.4	92.2	4.74	0.76
	8	5.31	0.87	83.6	93.2	4.75	0.78
	16	5.31	0.55	89.6	95.7	4.77	0.78
	24	5.31	0.31	94.2	97.6	4.81	0.78
	48	5.31	0.25	95.3	98.0	4.83	0.78
	72	5.31	0.25	95.3	98.0	4.82	0.78

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Knelson Method Gravity Tails - With Carbon

Slurry % solids	= 50	Pre-oxidation period	= 1 hour
Grind	= 80% -75m	Cyanide addition	= 5.0 kg/t
pH	= 10.7	Carbon addition (ANK 11)	= 20 g/l

Table 15.23 Effects of Oxygen Injection and Carbon Addition on Leaching of Gravity Tail
Material	Time (hr)	Grade (g/t)		Recovery (%)		Consumption (kg/t)
		Head	Tail	Leach	Overall	Cyanide	Lime
Fresh	2	6.37	1.42	77.7	88.8	0.61	0.76
	4	6.37	1.12	82.4	91.2	0.64	0.77
	8	6.37	0.99	84.5	92.2	0.65	0.77
	16	6.37	0.61	90.4	95.2	0.85	0.78
	24	6.37	0.38	94.0	97.0	0.86	0.77
	32	6.37	0.36	94.4	97.2	0.86	0.78
	36	6.37	0.36	94.4	97.2	0.90	0.77
	40	6.37	0.35	94.5	97.2	0.91	0.78
	48	6.37	0.34	94.7	97.3	0.91	0.78
Oxide	2	6.08	2.42	60.2	79.6	0.59	0.69
	4	6.08	2.12	65.1	82.1	0.68	0.70
	8	6.08	1.30	78.6	89.1	0.85	0.70
	16	6.08	0.84	86.2	92.9	0.86	0.69
	24	6.08	0.32	94.7	97.3	0.87	0.69
	32	6.08	0.32	94.7	97.3	0.88	0.69
	36	6.08	0.32	94.7	97.3	0.89	0.69
	40	6.08	0.30	95.1	97.5	0.89	0.70
	48	6.08	0.30	95.1	97.5	0.91	0.69

Gold dissolution is initially rapid with a long slow leaching tail for both materials.  A slight improvement in residence is experienced when carbon is included in the leach.  A leach time of 48 hours in the laboratory is sufficient to minimise leachable gold losses, as the incremental reduction in tails grade after leaching to 72 hours is negligible.

15.2.8.              Oxygen Demand Determination

Procedure

Slurried samples of both fresh and oxide composite gravity tails ground to the optimum particle size were sparged with gaseous oxygen.  The rate of reduction of dissolved oxygen was monitored over a period of 5.5 hours.

Results and Discussion

Results of the oxygen demand tests are shown in Table 15.24.

Oxygen Demand

Slurry % solids	= 10	pH	= 11
Size	= 80% -75m

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Table 15.24 Oxygen Demand Test Results
Time (min)	DO Level (ppm)
	Oxide	Fresh
0	10.4	12.6
5	8.8	11.5
10	8.1	10.8
15	7.7	9.8
20	7.6	9.6
25	7.6	9.5
30	7.6	9.4
35	7.6	9.4
40	7.6	9.4
45	7.6	9.4
50	7.6	9.4
55	7.6	9.4
60	7.6	9.4
90	7.6	9.3
120	7.6	9.3
150	7.5	9.3
180	7.5	9.3
210	7.5	9.3
240	7.5	9.3
270	7.5	9.2
300	7.5	9.2
330	7.5	9.2
Rate (g/t/h)	6.18	5.27

Oxygen demand for both materials is moderate with the fresh slightly higher than the oxide, both materials fall within the range of the oxygen uptake rate of Witwatersrand materials (2-9 g/t/h), which are considered to be low oxygen consuming materials, not necessarily requiring oxygen injection or peroxide addition during leaching in mechanically agitated vessels with compressed air sparging.

15.2.9.              Viscosity Determination

Procedure

Slurried samples of both fresh and oxide composite gravity tails ground to the optimum particle size were used for viscosity determination using a Haake VT550 viscometer, for measurement at natural and elevated slurry pH and different slurry solids contents.

Results and Discussion

The viscosity test results are shown in Table 15.25.

Slurry Viscosity Results

Size	= 80% -75m	Shear Rate	= 26.35 /s
Spindle Number	= NV	Temperature	= 18.6 [o]C
Speed	= 59.95 rpm

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Table 15.25 Slurry Viscosity Measurements
Sample	Slurry Solids (%)	pH	Viscosity (mPa.s)
Fresh	40	7.8	25.2
	45		33.6
	50		42.1
	40	10.7	33.6
	45		42.1
	50		71.5
Oxide	40	8.7	21.0
	45		37.9
	50		50.5
	40	10.7	25.2
	45		42.1
	50		67.3

Surprisingly, there is no significant difference in viscosity between fresh and oxides materials in the various conditions that were tested.  Normally oxide ores exhibit slurry viscosities much higher than that of fresh ores due to generation of excess clay minerals during the weathering processes.  As expected increasing pH or the slurry % solids in the material increased the slurry viscosity.  The slurry viscosities are high but well within the normal range for milled gold ores of this type and should not cause problems during normal processing.

15.2.10.                  Carbon Kinetics and Equilibrium

Procedure

Samples of fresh and oxide composite gravity tails were milled to 80% -75µm and slurried, then leached with carbon at various concentrations for 5 days; the solution tenor at the end of the leach was measured along with the carbon loading.  The results were analysed to determine the Freundlich constants.

Dummy (i.e. un-assayed) leaches were performed on the same material for at least 48 hours of residence.  Carbon was added to the slurry and it was agitated.  At various times during the agitation process the solution gold tenor of the slurry was assayed and the carbon gold loading determined.  The results were used to determine the mass flow of gold onto the carbon.

Results and Discussion

The carbon equilibrium and kinetic data is included in detail in the test work reports attached in the appendices.  The Freundlich constants and mass transfer rate are shown in Table 15.26.

Table 15.26 Carbon Equilibrium and Kinetic Values
Parameter	Fresh	Oxide
Freundlich 'a'	9140	8886
Freundlich 'b'	0.46	0.40
Mass Transfer m/h	0.37	0.23
Diffusion Parameter	20.00	20.00

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The test work indicates that no components of the materials adversely affect either the kinetics of gold adsorption onto carbon or the adsorbed gold loading.

15.2.11.                  Settling Test work

Procedure

Samples of fresh and oxide composite gravity tails were milled to 80% -75µm and slurried at 15% solids for settling test work.  The settling tests were aimed at maximizing overflow clarity and solids settling rate by trying a range of flocculants at various addition rates.  Clarity was measured by pouring a sample of overflow into a clarity wedge.  The wedge has a transparent front window with numbers in ascending order from 1 to 46 indicated on the back wall of the wedge.  As the clarity of the overflow drops the lower the number that is visible on the back wall, i.e. a clarity of 1 corresponds to dirty and 46 corresponds to clear.

Results and Discussion

Results of the settling tests are shown in Table 15.27.

Table 15.27 Settling Test work results
Material	Flocculant		pH	Settling Rate (m/h)	Clarity
	Type	Dosage (g/t)
Fresh	10	26	7.83	20.2	46
	351	26	7.83	21.4	46
	156	26	7.83	18.4	12
	356	26	7.83	19.2	21
Oxide	333	57	9.91	9.72	0
	351	57	9.91	20.6	3
	10	57	9.91	20.8	2
	5250L	57	9.91	22.6	0
	156	57	9.91	24.2	0
	356	57	9.91	22.9	0
	DP10 + 10	28.5 + 28.5	9.91	11.6	46
	DP10 + 351	28.5 + 28.5	9.91	16.3	46
	DP10 + 156	28.5 + 28.5	9.91	14.8	46
	DP10 + 356	28.5 + 28.5	9.91	16.2	46
	DA10 + 10	28.5 + 28.5	9.91	7.1	46
	DA-10 + 351	28.5 + 28.5	9.91	14.8	46
	DA-10 + 156	28.5 + 28.5	9.91	15.0	46
	DA-10 + 356	28.5 + 28.5	9.91	16.1	46
	10	28.5	11.59	10.6	46
	351	28.5	11.59	8.8	46

The recommended products for the oxide material at elevated pH with a dosage of 28.5 g/t each are either Magnafloc 351 or 10, which produced a settling rate of 8.8 and 10.6 m/h respectively, both with overflow clarities of 46.

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For the fresh material, the recommended product is Magnafloc 351 at a dosage of 26 g/t, which produced a settling rate of 21.4 m/h and overflow clarity of 46.

It is significant that lower dosages than 28.5g/t and 26g/t for the oxide and fresh material respectively were not tested and that the settling rates achieved at these dosage rates are significantly higher than would normally used for design purposes.  It is therefore reasonable to assume that usage rates on the proposed operation will be below those used in these tests.

15.2.12.                     Acid Base Accounting Phase 1

Procedures

Samples from the hydrometallurgical tests were blended to produce both fresh and oxide head and residue samples for Acid Base Accounting test work.  The samples included in the blends are shown in Table 15.28.

Table 15.28 Samples for Acid Base Accounting Tests
Fresh Head Samples	Oxide Head Samples	Fresh Residue Samples	Oxide Residue Samples
Fresh A	Oxide A	Fresh CIL Residue	Oxide CIL Residue
Fresh B	Oxide B	Fresh CN Residue	Oxide CN Residue
Fresh C	Oxide C	Fresh Grind Effect	Oxide Grind Effect

The potential for acid production (AP) for the material is determined by assuming that all sulphide sulphur present in the material will be converted to sulphuric acid by natural oxidation.  The sulphide content is determined from the concentration of total sulphur content by LECO furnace less the sulphate concentration.

The neutralization potential (NP) of the material is determined by treating a sample with excess standardised hydrochloric acid at ambient temperature for 24 hours, to ensure complete reaction.  The sample is then titrated with NaOH to a pH of 8.3, to determine the amount of unconsumed acid.

Results and Discussion

Results of the tests are shown in Table 15.29

Table 15.29 Acid Base Accounting (ABA) Results
Material	Paste pH	Sulphide Sulphur (%)	AP	NP	Net NP	NP/AP ratio
Fresh Head Fresh Residue Fresh Residue (duplicate)	8.97 9.78 -	0.78 0.68 0.65	24.38 21.25 20.31	57.1 66.2 60.3	32.7 45.0 40.0	2.3 3.1 3.0
Oxide Head Oxide Residue Oxide Residue (duplicate)	7.98 10.01 -	<0.01 <0.01 <0.01	0.31 0.31 0.31	4.8 10.4 10.6	4.5 10.0 10.3	15.4 33.1 33.9

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The fresh head sample contains sufficient sulphide sulphur to generate acid, but the NP is over two times larger than the AP, which counters any acid produced.  Therefore, natural oxidation of this material is unlikely to produce net acid.

The fresh residue material performed in a similar fashion to the fresh head, except that lime addition during leach increased the NP of the material, thereby decreasing the potential for this material for net acid production.

Both oxide samples contain below 0.01% sulphide sulphur, which is below 0.3%, which means that these materials will not be net acid producers.

1.1.13.                 Acid Base Accounting Phase 2

Procedures

Further test work was subsequently initiated on the acid rock drainage prediction.  This included mild acid rain leach tests and mineralogical examinations.  Fresh samples were made up as the original samples had been exhausted

The new samples were made up as shown below:

  Fresh sample - equal portions of felsic and sedimentary fines (-2 mm crush)

  Oxide sample - mineralized oxide fines (-2 mm crush)

All material was ground to 80% -75µm and subjected to a 48 hour rolling bottle leach (un assayed) for generation of "residue" material.

The objective of the mild acid rain leach test is to determine the leaching characteristics of solid waste materials under mild acidic rain conditions.  Carbon dioxide gas is added to deionised water to adjust the pH to 5.5 and the resultant mild carbonic acid solution is then added to a 100-gram dry weight of the solid sample at a ratio of 20:1.  The sample is then agitated for a period of 18 hours and the resultant solution filtered prior to analysis.

As mineralogical examination of tailings and rock waste at mine sites is an important diagnostic tool in predicting acid rock drainage from mine sites, detailed mineralogical examination of the samples was completed.  This included determination of the amount and type of sulphides present, and the nature and availability of neutralising minerals.  While neutralization is provided primarily by carbonate minerals, should minerals such as siderite be present, an elevated NP would be determined by the static test method used, therefore the exact distribution of the carbonate mineral assemblage is required.

Results and Discussion

Results of the tests are shown in Table 15.30.

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Table 15.30 Mild Carbonic Acid Rain Leach Test Results
Parameter (mg/L)	Fresh Head	Fresh Residue	Fresh Residue (duplicate)	Oxide Head	Oxide Residue
Aℓ	0.51	4.1	4.3	0.86	0.17
As	<0.34	0.72	-	<0.34	0.65
Ca	6.5	28	28	1.7	12
Cd	<0.03	<003	<0.03	<0.03	<0.03
Co	<0.12	<0.12	<0.12	<0.12	<0.12
Cu	0.02	1.9	2.0	0.02	0.2
Cr	<0.04	<0.04	<0.04	<0.04	<0.04
Fe	<0.02	<0.02	<0.02	0.87	0.04
Mn	<0.01	<0.01	<0.01	<0.01	<0.01
Mo	<0.05	<0.05	<0.05	<0.05	<0.05
Ni	<0.05	0.07	0.08	<0.05	<0.05
Pb	<0.31	<0.31	<0.31	<0.31	<0.31
Zn	<0.17	<0.17	<0.17	<0,17	<0.17

The mineralogical examinations showed:

  The mineral assemblage of the unleached samples is similar to the corresponding leached sample.

  The fresh sample varies from the oxide sample in that carbonates (specifically dolomite) and sulphides (arsenopyrite, pyrite, pyrrhotite and marcasite) are common in the fresh sample but well depleted in the oxide ore.  The ratio of dolomite to sulphides is high in the fresh sample, but in the oxide sample, it is possibly equal or even less than 1:1.

  Quartz, albite and K-feldspar make up the bulk of both ore types.  These silicates are regarded as very slow weathering to inert and therefore have very low acid-neutralising capacity.

  Significant amounts of clay minerals occur in the oxide sample (in particular, vermiculite clay with lesser amounts of kaolinite and illite).  Vermiculite is known for its strong cation exchange capacity, but itself is a slow weathering component and has low acid-neutralising capacity.  The formation of the clay minerals in the oxide sample appears to have occurred at the expense of the phyllosilicates (muscovite, chlorite and biotite) in the fresh sample.

Examination under the optical microscope reveals that the sulphides in the fresh samples generally occur as liberated grains varying in size from <2μm up to 70μm, but the majority are the coarser grain size.  Occasional intergrowths with silicate were observed.  Many of the sulphide grains in the fresh sample exhibit fracturing which will facilitate a more rapid oxidation.  Although the acid generating capacity of these sulphides would be regarded as high, this should be overcome by the neutralising effect of the dolomite.  The presence of arsenopyrite, which has a fairly rapid oxidation rate, may release arsenic into the drainage system.  However, oxidation of arsenopyrite generally tends to form scorodite (FeAsO4.2H20), which may capture much of the arsenic in this relatively stable phase in neutral conditions.

In the oxide samples, sulphides (mainly arsenopyrite and pyrite) are rare, but occur as relatively coarse isolated grains up to 100μm in size.  The acid generating potential will be low, but because of the much smaller amount of carbonate in the oxide sample, the neutralising capacity

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will also be low.  Some scorodite was noted.  Scorodite is known to be soluble in hydrochloric acid, and is therefore likely to disassociate in acid conditions.

Comparing the mineralogical examination results with the static acid base accounting test work completed previously shows that the mineralogical examination inferred a higher sulphide sulphur content (approximately 2%) in the fresh head and fresh residue than originally noted (0.78% and 0.68% respectively).  The two test programs have been completed on different samples.  The preparation of thin and polished thin sections may result in a slight concentration of the heavier minerals, however, this higher sulphide concentration results in an AP value much closer to the NP's determined for the samples tested.  This puts these samples into an uncertain zone with respect to their acid generation potential.

15.3.                    Comminution Test work

A range of material characterization tests for crushing and milling circuit designs were performed on samples from the Tabakoto deposit.  These results are summarized in Table 15.31

Table 15.31 Material Characterization Tests
Test	Unit	Sedi- mentary	Felsic	Fresh Low Grade	Miner- alised Oxide	Unmin- eralised Oxide	High Grade Oxide	Low Grade Oxide
Bond Crushability Work Index	kWh/t	8.2	15	-	-	-	-	-
UCS	kN	19.8	344	-	-	-	-	-
Bond Ball Mill Work Index	kWh/t	17.39	20.32	16.54	10.50	8.08	5.65	8.00
Bond Rod Mill Work Index	kWh/t	25.82	37.06	-	15.14	12.23	-	-
Bond Abrasion Index		0.0370	0.6658	-	0.5455	0.1809	-	-

15.3.1                    Bond Crushability Work Index (CWI)

Detailed Results of the Bond Crushability Work Index are shown in Table 15.32 and  Table 15.33.

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Table 15.32 Felsic Crushing Work Index
Specimen No.	Impact Thickness (cm)	Impact Angle (o)	Impact Energy (Nm)	Impact Strength (N)	Bond Work Index
01	5.77	56	49	856	15.3
02	7.50	61	58	770	13.8
03	7.30	59	54	744	13.3
04	7.26	70	74	1016	18.2
05	7.32	65	65	884	15.8
06	7.48	57	51	682	12.2
07	5.90	63	61	1037	18.6
08	7.50	65	65	863	15.4
09	5.90	59	54	921	16.5
10	6.22	56	49	794	14.2
11	7.22	57	51	707	12.6
12	7.50	62	59	793	14.2
13	5.74	61	58	1006	18.0
14	7.50	62	59	793	14.2
15	7.42	63	61	825	14.8
16	7.22	65	65	896	16.0
Average					15.0 +/- 1.9
Maximum					18.6
S.G.					2.71

Table 15.33 Sedimentary Crushing Work Index Results
Specimen No.	Impact Thickness (cm)	Impact Angle (o)	Impact Energy (Nm)	Impact Strength (N)	Bond Work Index
01	5.59	41	27	492	9.8
02	5.51	31	16	290	5.8
03	6.13	32	17	278	5.5
04	6.61	34	19	290	5.8
05	6.54	32	17	260	5.2
06	6.47	44	31	486	9.7
07	6.18	43	30	487	9.7
08	6.33	41	27	434	8.6
09	6.45	43	30	467	9.3
10	5.54	39	25	451	9.0
11	6.09	38	24	390	7.8
12	5.60	43	30	538	10.7
13	6.00	42	29	480	9.5
14	7.10	43	30	424	8.4
15	7.50	43	30	401	8.0
16	6.20	44	31	507	10.1
Average					8.2 +/- 1.9
Maximum S.G.					10.7 2.44

The felsic material has a moderately high CWI while the sedimentary material low CWI.

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15.3.2               Uniaxial Compressive Strength (UCS)

Results of the UCS tests are shown in Table 15.34.

Table 15.34 UCS Test Results
Sample	Sample Dimensions					Results
	Diameter (mm)	Height (mm)	Height: Diameter	Mass (g)	Density (g/cm³)	Failure Load (kN)	UCS (Mpa)	Average +/-Std Dev. (Mpa)
	47.3	97.0	2.1	468.2	2.75	473	269.2
Felsic	47.3	100.0	2.1	467.0	2.66	860	489.4	344.0 +/- 126.0
	63.3	127.0	2.0	1108.2	2.77	860	273.3
	63.3	104.0	1.6	809.6	2.47	76	24.1
Sedimentary	62.8	95.5	1.5	736.2	2.49	63	20.3	19.8 +/- 4.7
	63.0	79.0	1.3	580.2	2.36	46	14.8

The felsic material is extremely hard, and has an extremely high resistance in a static breakage situation, while the sedimentary material is very soft and therefore has little resistance to breakage under these conditions.

15.3.3.                 Bond Ball Mill Work Index

The Bond Ball mill work index determination procedure was performed on various different samples to check variability and reproducibility for both different oxide and fresh materials.  Results of the tests on the different samples at various grinds are shown in 15.35.

Table 15.35 Bond Ball Mill Work Indices
Sample	Limiting Screen (μm)	F80 (μm)	P80 (μm)	Net Production (G/rev)	Work Index (kWh/t)
Felsic	106	2 507	84	0.91	20.32
	75	2 507	72	0.84	21.48
Sedimentary	106	2 455	79	1.06	17.39
	75	2 455	64	0.97	17.82
Fresh Low Grade	106	2 501	81	1.14	16.54
	75	2 501	67	0.96	18.43
Mineralized Oxide	106	2 306	70	1.80	10.50
	75	2 306	59	1.49	12.00
Low Grade Oxide	106	2 066	78	2.76	8.00
	75	2 066	68	2.49	8.02
Unmineralized Oxide	106	2 438	62	2.24	8.08
	75	2 438	50	2.04	8.38
High Grade Oxide	106	2 331	69	3.78	5.65

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The felsic and sedimentary materials have a high energy demand during ball milling, while the low grade fresh material has an average energy demand during ball milling.  The oxide materials all have low to very low energy demands during ball milling.

15.3.4.                 Bond Rod Mill Work Index

The Bond rod mill work index determination procedure was performed on various different samples to check variability and reproducibility for both different oxide and fresh materials.  Results of the tests are shown in Table 15.36.

Table 15.36 Bond Rod Mill Work Indices
Sample	Limiting Screen (µm)	F80 (µm)	P80 (µm)	Net Production (g/rev)	Work Index (kWh/t)	RWI BWI
Felsic	1180	4 406	886	2.93	37.06	1.82
Sedimentary	1180	7 638	870	3.83	25.82	1.49
Mineralized Oxide	1180	8 793	729	6.97	15.14	1.44
Unmineralized Oxide	1180	9 248	726	9.61	12.23	1.51

The felsic material is extremely tough to grind at a coarse size, while the sedimentary is very tough to grind at a coarse size.  Oxides are easy to grind at a coarse size.

15.3.5.                   Bond Abrasion Index

The Bond abrasion index determination procedure was performed various different samples to check variability and reproducibility for both oxide and fresh materials.  Results of the tests are shown in Table 15.37.

Table 15.37 Bond Abrasion Indices
Sample	Paddle Mass (g)		Abrasion Index
	Before Test	After Test
Felsic	88.7291	88.0236	0.7055
	88.8772	88.2511	0.6261
Sedimentary	88.9326	88.8933	0.0393
	88.6910	88.6563	0.0347
Mineralized Oxide	88.0249	87.5183	0.5066
	88.6558	88.0715	0.5843
Unmineralized Oxide	88.8930	88.7150	0.1780
	88.2503	88.0666	0.1837

Felsic material is very abrasive, while sedimentary material has very low abrasiveness.  The mineralized oxide is moderate to highly abrasive, while the unmineralized oxide has low abrasiveness.

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15.4.             Variability Tests

15.4.1.                    Sample Preparation

The samples were air-dried and crushed to -2 mm.  Representative sub-samples were split from the crushed products and assayed for gold in triplicate on the six variability samples.  The head assay values are shown Table 15.38.

Table 15.38 Head Assay Values
Sample	Assay 1 (g/t)	Assay 2 (g/t)	Assay 3 (g/t)	Average (g/t)
High Grade Oxide	13.25	13.55	13.10	13.30
Low Grade Oxide	2.60	3.15	3.10	2.95
Mineralized Oxide	7.71	7.35	7.00	7.35
Unmineralized Oxide	2.90	2.90	2.80	2.87
Felsic	3.92	3.35	3.67	3.65
Sedimentary	3.13	3.36	3.77	3.42

The duplicates for the variability sample head assays were found to be inconsistent, most likely due to the presence of coarse gold particles.  The average gold head values were used in the calculation of the gold extractions.

15.4.2.               Gravity Gold Recovery Tests

To check the variation in gravity gold recovery a number of variability gravity gold recovery tests were performed on different samples.

Procedure

The samples were tested using the Lakefield procedure only.

Results and Discussion

The gold grade and recovery for the variability samples are shown in Table 15.39.

Table 15.39 Variability Samples Gravity Gold Recovery - Lakefield Procedure
Sample	Feed Grade (g/t)	Grade (g/t)		Distribution (%)
		Concentrate	Tails	Concentrate Mass	Gold Recovery
High grade oxide	13.30	5 890	4.4	0.08	35.9
Low grade oxide	2.95	2 945	1.1	0.06	56.2
Mineralized oxide	7.35	3 150	3.6	0.06	26.2
Unmineralized oxide	2.87	975	1.8	0.06	20.6
Sedimentary	3.42	3 88	1.7	0.42	47.6
Felsic	3.65	321	0.9	0.67	59.1

All variability samples gave good gravity gold recovery results broadly in line with the results achieved for the composites, though generally not as high as a percentage.  This is likely to be

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 due to the smaller mass of material sample for each test.  Low-grade samples gave similar or higher recoveries to the higher-grade samples inferring that a fixed percentage gravity recovery cannot be simply applied to all grades of ore.

15.4.3.                  Gravity Tails Leach Tests

To check the variation in gravity tails leach recovery, leach tests were performed on the different samples.

Procedure

Lakefield procedure gravity tails were ground to 80% -75µm and leached for 48 hours using optimum reagent additions.

Results and Discussion

Results of the leaches at are shown in Table 15.40.

Slurry % solids	= 50	Pre-oxidation period	= 1 hour
Size	= 80% -75µm	pH	= 10.7
Cyanide addition	= 1.0 kg/t	Carbon Addition (ANK 11)	= 0 g/l

Table 15.40 Variability Test Leach Results
Sample	Leach Head (g/t)	Leach Tail (g/t)	Leach Recovery (%)	Overall Recovery (%)	Consumption (kg/t)
					Cyanide	Lime
High grade oxide	8.57	0.30	96.50	97.76	0.72	1.20
Low grade oxide	1.39	0.24	82.78	92.46	0.72	1.25
Unmineralized oxide	2.30	0.14	93.92	95.17	0.69	1.16
Mineralized oxide	5.43	0.13	97.61	98.24	0.66	1.27
Sedimentary	1.87	0.27	85.59	92.45	0.69	1.27
Felsic	1.45	0.19	86.87	94.63	0.69	1.43

All variability samples gave good leach extractions in line with the results achieved for the composites.  Low-grade samples gave similar tails values to the higher-grade samples inferring that a fixed percentage recovery cannot be simply applied to all grades of ore.

15.5.                Conclusions

The prior and latest metallurgical test work investigations performed on samples from the Tabakoto gold deposit in Western Mali showed the following:

  Historical test work has shown the Tabakoto ore to be free milling (i.e. non refractory) and has high gravity recovery potential.  Reagent requirements are low.

  Gravity gold recovery tests show a high proportion of the contained gold (42.9% and 54.4% in the oxide and fresh composites respectively) is recoverable by gravity using the Lakefield method and a high proportion of the contained gold (48.9% and 49.9% in the oxide and fresh composites respectively) is recoverable by gravity using the Knelson method.  There is no significant difference in the gold recovery from the fresh and oxide composites using either the Knelson or Lakefield gravity procedures.  Both techniques are effective at recovering the gravity gold that is present.

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  Preg robbing tests show that including carbon during leach tests has no effect on the gold recovery, therefore the oxide and fresh samples do not contain preg-robbing components.

  Grind sensitivity tests show that bottle roll leach extraction improves with finer grind.  A grind size of 80% -75μm was chosen for the balance of the test work.

  A cyanide addition to leach of minimum ~1 kg/t is required.  A satisfactory residual cyanide concentration was achieved in all tests and increasing the cyanide addition up to 3 kg/t does not significantly change recovery but dramatically increases cyanide consumption.

  Leach kinetics show gold dissolution is initially rapid with a long slow leaching tail for both materials.  A slight improvement in residence is experienced when carbon is included in the leach.

  Oxygen demand for both materials is moderate with the fresh (5.3 g/t/h) slightly higher than the oxide (6.2 g/t/h).  Both materials fall within the range of the oxygen uptake rate of Witwatersrand gold ores (2-9 g/t/h).  Witwatersrand gold ores are considered to be low oxygen consuming materials, not necessarily requiring oxygen injection or peroxide addition during leaching in mechanically agitated vessels with compressed air sparging to maximise leach extraction.

  There is no significant difference in viscosity between fresh and oxides materials under the various conditions tested.  Increasing pH or the slurry percent solids in the material increased the slurry viscosity.  The slurry viscosities are high but well within the normal range for milled gold ores of this type and should not cause problems during normal processing.

  Carbon adsorption equilibrium and kinetics tests indicate that no components of the materials adversely affect either the kinetics of gold adsorption onto carbon or the adsorbed gold loading.

  From the settling test work, the recommended products for the oxide material at elevated pH with a dosage of 28.5g/t each are either Magnafloc 351 or 10, which produced a settling rate of 8.8 and 10.6m/h respectively, both with overflow clarities of 46.  For the fresh material, the recommended product is Magnafloc 351 at a dosage of 26g/t, which produced a settling rate of 21.4m/h and overflow clarity of 46.  These settling rates are higher than the design value that will be used for the pre-leach thickener (4.5m/h) and consequently the flocculant addition rates in the proposed plant can be discounted from the values used in the tests.

  From the acid rock drainage prediction test work, the fresh head sample contains sufficient sulphide sulphur to generate acid, but the NP is over two times larger than the AP, which will counter any acid produced.  Therefore, natural oxidation of this material is unlikely to produce net acid.  The fresh residue material performed in a similar fashion to the fresh head, except that lime addition during leach increased the NP of the material thereby decreasing the potential for this material for net acid production.  Both oxide samples contain below 0.01% sulphide sulphur, which is below 0.3%, which means that these materials should not be net acid producers.

  The felsic material has a moderately high CWI while the sedimentary material has a low CWI.

  The felsic material is extremely hard.  It has an extremely high resistance to static breakage (UCS), while the sedimentary material is very soft and has little coarse size competence.

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  From the Bond ball work index determinations, the felsic and sedimentary materials have a very high energy demand during ball milling, while the low grade fresh material has an average energy demand during ball milling.  The oxide materials all have low to very low energy demands during ball milling.

  From the Bond rod work index determinations, the felsic material is extremely tough to grind at a coarse size, while the sedimentary is very tough to grind at a coarse size.  Oxides are easy to grind at a coarse size.

  Felsic material is very abrasive, while sedimentary material has very low abrasiveness.  The mineralized oxide is moderate to highly abrasive, while the unmineralized oxide has low abrasiveness.

  The variability sample head assays were found to be variable, most likely due to the presence of coarse gold particles.

  All variability samples gave good gravity gold recovery results in line with the results achieved for the composites, though generally not as high, as a percentage.  This is likely to be due to the smaller mass of material sample for each test.  Low-grade samples gave similar or higher recoveries to the higher-grade samples, inferring that a fixed percentage gravity recovery cannot be simply applied to all grades of ore.

  All variability samples gave good leach extractions in line with the results achieved for the composites.  Low-grade samples gave similar tails values to the higher-grade samples, inferring that a fixed percentage recovery cannot be simply applied to all grades of ore.

1.

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16.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

16.1.                     Mineral Resource Estimate

Resource estimation of the entire Tabakoto deposit was undertaken by Snowden in 2002 and documented in the "Tabakoto Gold Deposit, Volume 3 - Resource Estimation, September 2002" (Snowden, 2002).  Following additional drilling undertaken from October to December 2002, the resource model was updated for the Northern Extension area, which is located from 1432630 mN to 1432955 mN, as reported in "Tabakoto Gold Deposit, 2003 Update to Northern Extension Area Resource, June 2003" (Snowden, 2003).

16.1.1.                      Sources of Data

All sample data used for the resource estimate was obtained by Nevsun from diamond drill holes and RC drill holes.  A total of 89,202 m of diamond drilling has been completed in 419 holes on the property since 1994.  An additional 33,065 m of reverse circulation drilling ('RC') has been completed in 516 holes on the property during the same period.  All diamond drilling completed since 1999 used oriented core techniques.

The 2002 resource estimation was based on data from 331 diamond drill holes (34,646 samples) and 476 RC holes (16,431 samples).  Fifty-one additional drill holes were drilled after the 2002 resource estimation had been completed.  Of these, nine drill holes, which account for 1,137 m of drilling (561 m RC and 576 m diamond drilling), were drilled within the Northern Extension Area and these were incorporated into the database used to update the 2003 resource model.  The resource model developed for the southern area has not been updated since the September 2002 report was issued.  A plan of the drill holes within the vicinity of the resource model is included as .

Drilling has defined mineralization over a 2.5 km strike length and up to 500 m from surface.  The majority of drilling has been done at 50 m intervals along strike.  The drill hole spacing in the upper portions of the Tabakoto deposit (above -50 m RL) near the open pit area has been reduced to an average spacing of 25 m.  Below this elevation, to approximately -150 m RL, the average drill hole spacing is 50 m.  Below -150 m RL, the drilling becomes gradually more sparse and irregular.  Mineralized intersections have been obtained from as deep as -500 m RL at a down-hole length of 806 m in drill hole T-159.

Drill holes designed to test the north-south mineralized structures are angled at 50˚ to 60˚ towards 270˚ and the Northeast mineralized structures have been tested by drill holes oriented towards 320˚ and dip at 45˚ to 50˚.  Additional drilling has been oriented towards the north to define the extent of the dyke corridor and drilling in other directions was used to identify and determine the presence of various structures or geology.

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Figure 16.1
Drill Hole Location Plan - Holes with q Magenta Symbol Were Drilled Late 2002 and Were Not Incorporated Into The 2002 Resource Estimation of the Southern Resource.

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16.1.2.                   Domains

Based on Nevsun's geological interpretation of the mineralization at Tabakoto, the mineralization was divided into a total of 58 separate mineralized lodes.  The lodes were categorized into three main groups based on their orientation.  These groups and the number of structures in each are summarized below in Table 16.1.

Table 16.1 Domain Groups
Orientation (strike direction)	Number of lodes
North-south	30
Northeast	23
Northwest	5
TOTAL	58

The geology was modeled as three-dimensional (3D) wireframes that were used to code a lithological block model ().  The wireframes represent Nevsun's interpretation of the 0.3 g/t Au grade envelope at Tabakoto.  The 0.3 g/t Au limit to the envelopes represents a realistic minimum grade of material that might be processed or stockpiled for future processing at the site.  Due to the complex geometry of the structural interpretation and the inherent difficulty in orienting drill holes to optimally intersect multiple orientations of mineralization, the 0.3 g/t Au grade envelopes capture some drill hole intervals that contain less than 0.3 g/t Au and thus contain some internal waste.

The grade parameters and geological controls used by Nevsun to define the lodes used in the generation of the geological model are:

1.

Gold grade down hole and up hole along a mineralized section should have a grade equal to or above 0.3 g/t Au;

2.

The dykes are constrained within their respective corridors ie. hangingwall, centre and footwall;

3.

Continuity must be maintained along more than two sections or 50 m to capture mineralization in a wireframe; and

4.

Captured mineralization is truncated at half the distance to the following section or above and below that mineralization if the holes or sections above, below or following do not have mineralization that meet the criteria of points 1 and 2.

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Figure 16.2
Isometric View of The Geological Domain Wireframe Models (Looking from Above Towards The Northwest)

The spatial relationship between the mineralized domains is displayed in .  While the Northeast and Northwest trending structures (red and green solids, respectively) appear to be crosscutting, the timing of their mineralization with respect to the North-south trending mineralization (magenta solids) is interpreted to be essentially synchronous.

Multiple phases of veining have been documented at Tabakoto, however most of the phases are not restricted to structures with a particular orientation.  That is, most of the structures, regardless of their orientation, could probably be mineralized at any given time during the mineralizing event.  For this reason, composites that occur at the intersections of domains have been allowed to inform blocks within both of the intersecting domains.

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16.1.3.                   Compositing

Compositing of the drill hole data was required in order to generate a common support for statistical and geostatistical studies.  These sample composites form the basis for the resource estimation.

Analysis of the sample length statistics indicates that over 80% of the samples have been taken over intervals of 1.5 m or less.  Drill hole data was therefore composited to 1.5 m downhole intervals within the boundaries of the wireframe models.  The composites begin at the entry point and extend to the exit point of that wireframe.  A threshold length of acceptance was set at 10 cm, so that a residual composite at the end of the intersection would not be retained if its length was less than this value.

16.1.4.                    Statistical Analysis

A description of the summary statistics of the gold composites within each domain is presented below.

North-South  Domains

The gold mineralization within the North-south domains, as defined for the 2002 resource estimation, is characterised by a mixed positively skewed distribution that approaches a lognormal distribution ().  The strong positive skew is reflected by the mean value (3.84 g/t Au) being higher than the median (0.95 g/t Au) and the high coefficient of variation ('COV') of 6.68.

A spike on the low grade side of the lognormal histogram indicates mixing of a low-grade or unmineralized population with the mineralized samples.  This represents the inclusion of some internal waste zones within the mineralization boundaries and poorly mineralized samples that have been incorporated into the resource boundaries due to the structurally complex nature of the mineralization.

Figure 16.3
Lognormal Histogram And Probability Plots For The North-South Domains.

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Statistical analysis undertaken on the data within the Northern Extension Area, to compare data used for the 2002 resource estimation with that for the updated 2003 resource estimation within this area, indicates that the total 2003 data has a similar distribution to that used for the 2002 resource estimate.  The mean grade within this area has increased slightly (from 3.67 g/t Au to 3.74 g/t Au) and the geometric mean and variance have decreased slightly (from 1.01g/t Au to 0.92 g/t Au and from 516 to 510 respectively).  The histograms () indicate the addition of some low grade data (<0.5 g/t) into the lodes, based on the 2003 interpretation.

Figure 16.4
Northern Area - Histograms of The 2002 And 2003 Data Sets

Northeast  Domains

As with the North-south domains, the population within the Northeast domains has a strong positive skew with mean and median values of 5.10 g/t Au and 1.21 g/t Au, respectively, and a high COV of 4.05 ().  The mean of the mineralization from the Northeast domains mineralization is slightly higher than that of the North-south domains.

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Figure 16.5
Lognormal Histogram and Probability Plots for The Northeast Domains.

The distribution is mixed with a population of low grade and unmineralized material having been included within the mineralization envelopes.  As for the North-south domains, the structural complexity of the Tabakoto mineralization precluded the exclusion of these samples for the resource model, however detailed modelling work in the future may be able to reduce the internal waste.

Northwest Domains

The Northwest domains contain 232 composites with a mean grade of 7.92 g/t Au and a median grade of 2.05 g/t Au.  While the histogram and probability plots () show evidence of mixed populations, the statistics of this population are similar to the previous two domains.  The population is positively skewed and mixed with a number of low grade and unmineralized composites having been incorporated into the wireframe model.

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Figure 16.6
Lognormal Histogram and Probability Plots For the Northwest Domains.

16.1.5.                     Geostatistical Analysis

Snowden used an indicator approach for resource estimation due to the mixed and strongly skewed nature of the gold grades as observed in the statistical analysis.  Kriging algorithms incorporate grade variability through variogram models that are inputs to grade estimation.  Multiple indicator kriging incorporates the data distribution into the estimates through indicator variography of incremental cut-off grades.

Indicator variograms were modeled for a range of grade intervals for each domain and were used to model the spatial variability of each data set.  All the variograms have been fitted with nested spherical models and the sills have been normalized to the data variance such that the sill equals one.  The nugget values have been determined from downhole variograms.

Due to the limited depth extent of the oxidized portions of the mineralization, and the consequent lack of data in all directions other than horizontal, the geostatistical analysis was undertaken on the combined material above and below the oxidation surface.  Snowden has assumed that the grade continuity modeled in the primary zone is also reflected in the oxide portion.

The composites were divided into four major domain groups to analyse their spatial continuity and determine the optimum interpolation parameters for each set.  These groups are:

1.

North-south domain

2.

Northeast domain - Southern,

3.

Northeast domain - Central, and

4.

Northwest domain.

The geostatistical character of each group is described separately below.

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North-South Domain

The direction of maximum grade continuity in the North-south domain is oriented down dip for the lowest indicator, rotates gradually to a moderate plunge to the north for the middle indicators and then rotates back down-dip for the higher indicators (70th through 97.5th percentiles).  The maximum range varies between 98 m, at the 10th percentile, and 24 m at the 97.5th percentile.

The range of the intermediate axis varies between 59 m at the 10th percentile and 19 m at the 97.5th percentile.  Due to the poor definition of variograms oriented across the planar zones of mineralization, it was not possible to model the directional variograms, and the range of the minor axis has been set to between 10 m and 6 m.  The mean principal to intermediate and principal to minor anisotropy ratios are 1.3 and 5.8, respectively.

Nugget values in this domain are estimated to account for 30% of the total variance for all indicators except for the 10th percentile (23%) and the 97.5th percentile (40%).

Following the additional drilling in 2002, the lodes within the Northern Extension Area were interpreted to have a steeper dip than had been interpreted for the 2002 resource estimation.   Variogram modeling of the re-interpreted lodes within the Northern Extension Area indicated that the maximum range varies between 72 m, at the 20th percentile, and 18 m at the 97.5th percentile.  The range of the intermediate axis varies between 60 m at the 10th percentile and 20 m at the 97.5th percentile.  Due to the poor definition of variograms oriented across the planar zones of mineralization, it was not possible to model the directional variograms, and the range of the minor axis has been set to between 2 m and 7 m.  Nugget values are estimated to account for 30% of the total variance for all indicators.

Northeast Domain - Southern

The direction of maximum grade continuity in the Southern group of lodes of the Northeast domain plunges moderately to shallowly toward the east.  The maximum range is similar to that modeled for the North-south domain and varies between 100 m at the 40th percentile and 32 m at the 95th percentile.  The range of the intermediate axis varies between 65 m at the 40th percentile and 20 m at the 80th, 90th and 97.5th percentiles.  The range for the minor axis is estimated to be between 13 m, at the 10th percentile, and 2 m at the 97.5th.  The mean principal to intermediate and principal to minor anisotropy ratios are 2.0 and 8.4, respectively.  The nugget effects in this domain have been modeled at between 11% at the 20th percentile and 47% at the 90th percentile.

Northeast Domain - Central

The directions of maximum continuity for the Central group of lodes of the Northeast domain are characterised by steeper plunges than the Southern group.  The highest indicators plunge directly down-dip with ranges that vary between 65 m (the 70th and 80th percentiles) and 25 m (the 97.5th percentile).  The lower indicators plunge moderately to steeply toward the east.  The ranges of the intermediate axes vary between 23 m for the 30th percentile and 12 m for the 97.5th percentile.

As with the other groups, the geostatistical properties of the minor direction across the dip plane are difficult to discern and the ranges have been set to between 11 and 6 m.  The nugget effects have been modeled at between 13% and 45%.

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Northwest Domain

The lack of sample points in the Northwest domain precluded a meaningful analysis of their geostatistical properties.  The search and interpolation ellipse rotations were obtained from the median indicator of the nearby Northeast-Central domain group.  The axis orientations were adjusted so that the principal and intermediate directions are parallel to the dip planes of the Northwest lodes.  The ranges and other parameters are based on those obtained from the Northeast-Central domain group.  The principal axis of the Northwest mineralization is therefore modeled with a moderate plunge toward the southeast for all indicators and the range varies between 65 m and 25 m.

16.1.6                   Bulk Density

Nevsun's database contains 274 bulk density determinations ().  Of these, 226 are from fresh rock, 40 are from oxidised material and 8 are from alluvium.

The mean of the fresh determinations is 2.72 t/m3 and this was used as the density for all tonnage estimates on fresh rock, regardless of the domain.  The mean of the combined oxidised and alluvial determinations is 1.96 t/m3.  This value was used for tonnage estimates of all oxidised material and alluvium.

Table 16.2 Summary of Bulk Density Determinations
Rock code	Primary/oxide	Points	Mean bulk density t/m³
Combined North-south, Northeast and Northwest	P	226	2.72
Combined North-south, Northeast and Northwest	O	48	1.96

16.1.7                      Mineral Resource Estimate

Estimation Methodology

The Tabakoto deposit block model is based on blocks with dimensions of 5 mN by 5 mE by 5 mRL within the deposit limits listed in .  A GEMCOM block model project was developed using partial block models, where the proportion of the block that is contained within the wireframed solids is stored and used for reporting purposes.  Six partial block models were developed to represent the North-south, Northeast and Northwest lodes for both primary and oxide material.  The partial models for the oxide material were developed so that the proportion within the wireframe also takes into account the proportion below the base of alluvial surface.  Each of the 58 individual domains was uniquely coded within the six block models.

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Table 16.3 Dimensions of The Tabakoto Block Model
Extent	Block size	Number of blocks
261000 to 262000 mE	5 m	200
1430900 to 1433600 mN	5 m	540
200 to -600 mRL	5 m	160

Multiple indicator kriging was used to interpolate the block grades.  Snowden considers this method the most appropriate for the interpolation of skewed and mixed populations at Tabakoto.  Specifically, the algorithm estimates the probabilities of a grade occurring above incremental cut-off grades and weights the results by the average assay grade within each grade bin to derive the probability weighted block grade.  The influence of extreme grades is constrained by using the median grade when weighting the top indicator bin.

Kriging parameters were based on the properties determined from the statistical and variogram analysis of the data from each domain group.

To describe the statistical distribution of the gold grades, indicators were selected generally at decile steps throughout the population distribution, as well as the 95th and 97.5th percentiles to improve definition of the high grade tails.  The mean bin grades were used for all indicator grades, except the highest grade bin where a median bin grade was applied.  Variogram parameters that model the mineralization continuity for the corresponding grade interval were selected for each of the indicator grade bins.  Variogram parameters used for grade interpolation of the Northwest domains were based on the parameters obtained from the Northeast domains within the central area, except that the orientations of the search ellipse and variogram parameters were rotated to reflect the orientation of the Northwest lodes. For the 2003 resource update to the Northern Extension Area, variogram parameters used for grade interpolation of the North-south footwall lode were based on the parameters obtained from the adjacent North-south hanging wall lodes, except that the orientation of the search ellipse and variogram parameters were rotated to reflect the orientation of this lode.

Search ellipsoids were used to select the samples during interpolation of blocks.  The search radii generally correspond to the ranges for which the variogram is well defined and can be modeled with a high degree of confidence.  The orientations of the search ellipsoids were adjusted (by up to 20o in dip and strike directions) to reflect local variations in the orientation of each lode.  Where geological continuity had been interpreted beyond these initial search ranges, a second kriging estimation pass was completed, using search ellipses that were extended by up to double that originally employed.  For some of the Northeast lodes the search radii were extended beyond these ranges, to a maximum of 180 m by 120 m by 25 m, to permit grade estimation into areas that have been interpreted as being geologically continuous and are based on wide spaced drilling.  Block grades estimated using these extended search parameters account for less than 4% of the total number of blocks contained within these Northeast lodes.  All blocks interpolated during the second and any subsequent kriging runs were classified as Inferred.

A minimum of two samples and a maximum of 20 were used to interpolate each block grade.  Each block was discretised into 3 by 3 by 3 points. The number of composites used to estimate the block grade and the kriging variance of each block were stored as part of the kriging process.  Soft boundary conditions were applied between the oxide and primary material for each domain.

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16.1.8.                     Validation

The Tabakoto block models have been validated using two techniques:

  Visual examination of assay and estimated block grades on sections and plans; and

  Grade-elevation and grade-northing plots comparing the mean composite grades with the mean block grades on incremental slices through the deposit.

Block grades were compared spatially with input grades to ensure grade trends were represented correctly.  The trends seen in the block grades are consistent with those of the input data.

An empirical block model validation was undertaken by calculating the mean block grades, along with the mean grade of the data (cut to the 97.5th percentile) and the numbers of input data, by incremental elevation and northing.  These validation plots generally indicated a good correlation between the input grades and the block grades for each domain.

16.1.9.                  Classification

A combination of the kriging variance and the kriging run was used to classify the grade blocks into confidence categories of Measured, Indicated and Inferred, taking into account the risk factors listed in .

16.1.10.                   Resource

The estimated Measured and Indicated resource at Tabakoto (above a cut-off grade of 2.0 g/t Au) is 8.0 million tonnes at a grade of 5.2 g/t Au.  An additional 2.7 million tonnes of material at a grade of 5.6 g/t Au (also above a cut-off grade of 2.0 g/t Au) has been classified as Inferred.   summarizes the resource by classification category and cut-off grade.  The mineral resource figures presented included ore reserves.

Table 16.4 Resource Summary
	Measured			Indicated			Measured and Indicated			Inferred
Cutoff (g/t)	Tonnage (t..1000)	Au Grade (g/t)	Au (Kg)	Tonnage (t..1000)	Au Grade (g/t)	Au (Kg)	Tonnage (t..1000)	Au Grade (g/t)	Au (Kg)	Tonnage (t..1000)	Au Grade (g/t)	Au (Kg)
10.0	380	15.0	5,714	401	15.4	6,162	782	15.2	11,876	321	16.4	5,254
7.0	765	11.6	8,889	786	11.9	9,364	1,551	11.8	18,253	681	12.0	8,140
5.0	1,339	9.2	12,305	1,444	9.2	13,235	2,783	9.2	25,539	977	10.1	9,864
4.0	1,814	7.9	14,418	1,968	7.9	15,593	3,782	7.9	30,011	1,254	8.8	11,074
3.0	2,564	6.6	17,042	2,619	6.8	17,852	5,184	6.7	34,894	1,658	7.5	12,499
2.0	3,961	5.2	20,410	4,079	5.2	21,382	8,040	5.2	41,791	2,656	5.6	14,905
1.0	6,575	3.7	24,220	6,963	3.7	25,559	13,538	3.7	49,779	3,871	4.3	16,679
0.3	7,793	3.2	25,201	9,026	3.0	27,112	16,819	3.1	52,313	5,214	3.4	17,614
Total	7,853	3.2	25,168	9,185	3.0	27,170	17,038	3.1	52,338	5,398	3.3	17,698

16.2.                     Ore Reserve Estimate

The ore reserve estimate for the Tabakoto project has been estimated by Snowden.  The estimates have been made using industry standard techniques and software.  Pit optimization was undertaken using Whittle© software and subsequent mine planning was done using

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GEMCOM software.  The following section briefly describes the approach taken and the results obtained.  Full details of the ore reserve estimate undertaken by Snowden is contained within the report titled "Nevsun Resources Ltd, Tabakoto Gold Project Open Pit Feasibility Study, September 2002"

16.2.1.                  Resource Estimate

The current ore reserve estimate for the Tabakoto deposit is based on the 2002 resource estimate as detailed in the report titled "Nevsun Resource Ltd, Tabakoto Gold Deposit Resource Estimation, September 2002".  The estimated Measured and Indicated resource at Tabakoto (above a cut-off grade of 2.0 g/t Au) based on the 2002 resource model was 8.1 million tonnes at a grade of 5.1 g/t Au.

16.2.2.                   Pit Optimization

Pit optimization was completed using Whittle© Four-X software which utilizes the Lerchs-Grossman optimization algorithm.  Pit limits were established using parameters detailed in .  Mining costs are based on a recently contract mining quotes from Moolman Mining (Africa) while metallurgical recoveries were estimated by MDM.

Table 16.5 Pit Optimization Input Parameters
		Units	Value
Revenues
Gold price		$/oz	325/350
Post processing cost		$/oz	1.45
6% royalty on gold price		$/oz	19.5
Net gold price		$/oz	304.05
Operating costs
Mining costs	L&H - average	$/bcm	2.39
	D&B - average	$/bcm	0.55
Mine services		$/bcm	0.07
Grade control	Oxide	$/t ore	1.34
	Fresh		0.97
Processing	Oxide	$/t ore	9.58
	Fresh	$/t ore	11.17
Administration	Owner	$/t ore	2.00
	Contractor	$/t ore	2.85
Other parameters
Throughput		ktpa	650
Process recovery		g/t Au tail	0.30
Pit slopes	Zone A 115 - 100 mRL	[o]	25
(incl ramp allowance)	Zone B 100 - 75 mRL
		[o]	29
	Zone D below 75 mRL	[o]	48
Mining dilution			13% at 0.7g/t
Mining ore loss		%	1.5
Annual discount rate		%	8.0

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The pit optimization process produced a series of nested pit shells at various gold prices.  These shells were evaluated using the parameters detailed in  and that shell exhibiting the highest average NPV was selected to guide the final pit design.

16.2.3.                   Open Pit Design

The final design for Tabakoto assumes the following;

  A bench height of 5m

  Maximum batter heights of 15m to 20m

  Maximum batter angles of 25 to 70 degrees

  Berm widths of 7m to 10m

  Haul road gradient of 10% with a 18m road width

Final pits were developed using Gemcom software (see ).  The final pit designs were used to estimate ore reserve tonnages and grade

MineSight - [Viewer 1 - 3D]
File Tools EditGrid Snap Selection Label Point Polyline Surface Element Window Compass DataBase Help
Azm 55
Dip -30
Plane Plan 55.00
e:261565.58 n:1432224.46 z:195.07 diff:0.00 0.00 0.00 azm:0.00 dip:0.00 (0.00%, 1:0.00) dist:0.00
3-D

Figure 16.7
Pit showing the three phases of development

16.2.4.                    Ore Reserve

For the purpose of reserve estimation, economic cut-off grades of 2.0 g/t Au for oxide ore and 2.2 g/t Au for fresh ore have been applied.  The ore reserves include allowances for dilution (13% at 0.7 g/t Au) and ore loss (1.5%).  The open pit ore reserve is summarized in Table 16.6.

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Table 16.6 Open Pit Ore Reserve ($325/oz)
Category	Oxide		Fresh		Total
	(000) t	g/t Au	(000) t	g/t Au	(000) t	g/t Au
Proven	423	4.00	1,931	5.41	2,353	5.16
Probable	112	4.30	715	6.60	828	6.28
Total	535	4.06	2,646	5.73	3,181	5.45

Table 16.7 Open Pit Ore Reserve ($350/oz)
Category	Oxide		Fresh		Total
	(000) t	g/t Au	(000) t	g/t Au	(000) t	g/t Au
Proven	435	3.91	2,067	5.19	2,502	4.97
Probable	113	4.27	741	6.38	854	6.10
Total	548	3.98	2,808	5.50	3,356	5.26

Only material classified as Measured and Indicated was considered as ore in the study, and the inferred material within the open pit limits was not valued.

2.

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3.

OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information to report.

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18.

INTERPRETATION AND CONCLUSIONS

18.1.                Mineral Resource Estimate

The estimated Measured and Indicated resource at Tabakoto (above a cut-off grade of 2.0 g/t Au) is 8.1 million tonnes at a grade of 5.1 g/t Au.  An additional 2.5 million tonnes of material at a grade of 5.8 g/t Au (also above a cut-off grade of 2.0 g/t Au) has been classified as Inferred.

The resource was estimated by using multiple indicator kriging to interpolate composited drill hole gold grades into a 3D block model.  The estimate is based on the results of sampling from a combination of reverse circulation and diamond drill holes.

The risk factors associated with the resource estimate are summarized in .  However,

the overall risk associated with the Tabakoto resource estimate (especially in the open pit area) can be characterized as low due to the high drill hole density achieved with the 2000 and 2001 drilling, the implementation of a comprehensive QA/QC program, a realistic geological interpretation and the use of an appropriate estimation technique.

18.2.                 Ore Reserve Estimate

The estimated Proven and Probable reserve for the Tabakoto project is 3.18 Mt at a grade of 5.45 g/t Au.  Economic cut-off grades of 2.0 g/t Au for oxide ore and 2.2 g/t Au for fresh ore have been applied to the estimate.  The ore reserves include allowances for dilution (13% at 0.7 g/t Au) and ore loss (1.5%).  Only material classified as Proven and Probable was considered as ore in the study, and the inferred material within the open pit limits was not valued.

The risk factors associated with the reserve estimate are summarized in Table 5.10.  In general, Mining and process operations proposed for Tabakoto are well established and practiced throughout the world.  The risks associated with the Tabakoto ore reserve and operation does not differ greatly in likelihood or consequence from risks encountered in similar mining and gold plant operations worldwide.  No apparent areas of unduly high technical risk were identified.  The overall risk associated with the ore reserve is moderate.

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Table 18.1 Risk Factors Associated With the Tabakoto Resource Estimate
N1 43-101 Consideration	Findings
DATA
Geological Interpretation and Domains	The orientations of (and interactions between) mineralized zones are difficult to determine due to a lack of exposure MODERATE RISK
Drilling Techniques	Large proportion of the available data is from diamond drilling. A significant amount is oriented core. LOW RISK
Logging

Logging system makes use of Nevsun's considerable experience in this type of deposit and a long history of exploration in the Tabakoto area.  Logging system includes the appropriate descriptors for lithology, alteration and sulphide species.

LOW RISK

Drill Sample Recovery	Good recovery from diamond drilling and RC drilling LOW RISK
Sub-sampling Techniques & Sample Preparations	Core cutting procedures and sample preparation scheme carried out to industry standards LOW RISK
Quality of Assay Data and Laboratory Checks

Certified standards, blanks, duplicates, coarse reject testing, and inter-laboratory duplicate sampling all carried out as part of a comprehensive QA/QC scheme.

Moderate RC assay variance on repeat samples.  Low to moderate diamond drilling assay variance on repeat samples.

LOW to MODERATE RISK

Location of Data Points	Collars of all holes surveyed after drilling. All diamond drill holes subject to downhole survey. LOW RISK
Assay Data Density and Distribution	Sampling density is high at higher levels and decreases with depth. Risk is mitigated by classification scheme. LOW RISK
Database Integrity	GEMCOM database validation carried out. No errors encountered. LOW RISK
Bulk Density	Low number of density determinations - especially above the oxide surface. Density determinations may not reflect the bulk density MODERATE RISK
Composites	The majority of the sample intervals are equal to or less than the composite length (1.5m). Composites respect mineralization boundaries. LOW RISK
Block Size	Block size is a compromise between larger blocks that allow increased estimation accuracy and smaller blocks that allow fine definition of the mineralization. LOW RISK
Statistics	High COV's in all domains. However, the risk is mitigated by the MIK interpolation technique. LOW RISK
Capping of High Grades	The use of the median value in the highest indicator bin effectively caps the composite grades. LOW RISK
Variography	A full suite of 11 to 12 indicators analysed in each domain. Generally variograms are well defined. Occasional poor definition requires the use of variograms from other domains. LOW RISK
Search radii and number of samples	Valid based on the geostatistical parameters. LOW RISK
Data Clustering	Mitigated by the interpolation technique. LOW RISK
Interpolation Type	Multiple indicator kriging is appropriate based on the geology, statistical and geostatistical properties of the grade data. LOW RISK

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Table 18.2 Risk Factors Associated With the Tabakoto Reserve Estimate
N1 43-101 Consideration	Findings
DATA
Mineral resource estimate for conversion to reserves

The overall risk associated with the Tabakoto resource estimate (especially in the open pit area) can be characterized as low due to the high drill hole density achieved with the 2000 and 2001 drilling, the implementation of a comprehensive QA/QC program, a realistic geological interpretation and the use of an appropriate estimation technique

LOW RISK

Cut-off grades or parameters	Oxide = 2.0 g/t Au, Fresh = 2.2 g/t Au. Cut off grades are based on a $325/oz gold price LOW to MODERATE RISK
Mining factors or assumptions

Mining dilution = 13% at 0.7 g/t Au, Ore Loss = 1.5%

The orebody is structurally complex and will require diligent grade control practices.  Grade control will be of paramount importance to achieve the budgeted head grades and should include such practices as orientated grade control dependent on structure, mining over a 2.5 m bench height, mining ore during daylight hours only and selective blasting techniques.

MODERATE RISK

Metallurgical factors or assumptions

High gravity recoveries have been consistently recorded on samples from Tabakoto, No preg-robbing characteristics were observed in the Tabakoto ores, The Tabakoto ores are modest consumers of cyanide and lime in the leaching process, The viscosity of the oxide ore is elevated, particularly at high solids concentration and pH.  It still however falls within a range that has traditionally been successfully treated in CIL plants, The carbon adsorption kinetics exhibited by Tabakoto ores are similar to those of Witwatersrand ores, indicating that a high efficiency can be expected from the CIL process

LOW to MODERATE

Cost and revenue factors

Reserves assume a gold price of $325/oz and an average operating cost of approximately $240/oz (including capital)  Estimates have been based upon quotes from suitably qualified mining contractors and in the case of processing costs have been estimated from appropriate test work.  Sensitivity analyses indicate the ore reserve is moderately sensitive to changes in mine operating costs

MODERATE RISK

Market assessment	N/A.
Others

Mining and process operations proposed for Tabakoto are well established and practiced in many countries throughout the world.  The risks associated with the Tabakoto operation do not differ greatly in likelihood or consequence from risks encountered in similar mining and gold plant operations worldwide.  No apparent areas of unduly high technical risk were identified and, overall, the project is considered to be one of moderate risk.

LOW to MODERATE RISK

Classification	Only material classified as Measured and Indicated was considered as ore in the study. Risk is mitigated by classification scheme. LOW RISK
Audits or reviews	The feasibility study has been audited by Pincock Allen and Holt. LOW RISK

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19.

RECOMMENDATIONS

Beyond the ultimate pit profile which was the subject of the Tabakoto FS, should the company wish to increase the level of confidence in much of the mineralization that will likely be the target of underground mining methods more drilling will be required. Future drilling programs designed to define mineralization below current pit designs should be completed on 25 m centres (similar to the spacing within the pit designs). An example of one area requiring further drilling at depth is presented in , which displays the drilling density and resource classification blocks on vertical section 1600S.

At this stage, additional drilling requirements and any further work will be funded out of future cash flow from the Tabakoto operation.

Figure 19.1
Drilling Density and Resource Classification Blocks on Vertical Section 1600S (Looking North on 1432230mn)

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20.

REFERENCES

Amor, S.D., 1997.  Implementation and Review of Quality Assurance and Quality Control for Projects in Mali.  Unpublished company report prepared for Nevsun Resources Ltd.

Bloom, L., 1997.  Report on Laboratory Procedures for the Kubi, Juabo, Tabakoto and Kakadian Projects of Nevsun Resources Ltd.  Unpublished company report prepared for Nevsun Resources Ltd.

Blower S., Ansell s., September 2002, Tabakoto Gold Deposit Resource Estimation.

Metallurgical Design and Management, September 2002, Nevsun Resources Limited Tabakoto Project Bankable Feasibility Study

Nevsun, 2000.  Drilling Program on the Tabakoto Property, Unpublished company report with contributions from Nevsun Resources (Mali) Ltd., Snowden MIC, and Taiga Consultants Ltd.

Nevsun, 2001.  Work Program on the Tabakoto Property, Unpublished company report with contributions from Nevsun Resources (Mali) Ltd., Snowden MIC, and Taiga Consultants Ltd.

Nielsen, F.W., January 2002, Technical Report on the Tabakoto Property, Mali, West Africa.

PHA, 1997.  Project Review and Assessment of Tabakoto Project, Mali, West Africa.  Unpublished company report prepared for Nevsun Resources Ltd.

Snowden, 1999.  Resource and Mining Review of the Tabakoto Gold Deposit - Mali, December 1999.  Unpublished report provided to Nevsun Resources Ltd.

Snowden, September 2002, Nevsun Resource Ltd, Tabakoto Gold Deposit Resource Estimation

Snowden, September 2002, Tabakoto Gold Deposit, Volume 3 - Resource Estimation

Snowden, Septemebr 2002, Nevsun Resources Ltd, Tabakoto Gold Project Open Pit Feasibility Study

Snowden, June 2003, Tabakoto Gold Deposit, 2003 Update to Northern Extension Area Resource, June 2003

Snowden, April 2004, Mining Study for the Segala Property, Nevsun Resources Ltd

Starke, B., 1998.  Mines '98 European Union - West & Central Africa Mining Forum, Section Two, Overview of the Geology and the Mineral Potential, from the Mines'98 website (url: www.mines98.com/sec_geo.htm).

Taiga Consultants Ltd., 1998.  Geological Evaluation and Exploration Report for the Tabakoto Property.  Unpublished company report prepared for Nevsun Resources Ltd.

Taiga Consultants Ltd., 1999.  Geological Exploration Report (Oriented Core Drilling Report) for the Tabakoto Property.  Unpublished company report prepared for Nevsun Resources Ltd.

8.

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21.

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Nevsun engaged Metallurgical Design and Management (Pty) Ltd (MDM) of Johannesburg, South Africa, to manage a feasibility study on the Tabakoto project in November 2001.  In addition to MDM a number of other consulting groups have contributed to the study in the following areas:

  Geology (NRL/Snowden)

  Pit design, waste dumps and mining (Snowden)

  Geotechnical (Snowden)

  Ore characterization and metallurgical test work (Lakefield)

  Tailings disposal facilities (ECMP)

  Process operating philosophy, process flow diagrams, process and instrument diagrams and equipment, instrument and valve lists (MDM)

  Civil and structural engineering designs (MDM)

  Mechanical engineering and equipment selections including pipe routing and valve selections (MDM)

  Electrical engineering and design for the incoming power and internal power reticulation (MDM)

  Infrastructure requirements (MDM)

  Environmental Impact Assessment (DWA)

  Financial model that includes operating costs, ore grades, gold recoveries, forecast gold prices, forecast life of mine, process plant capital, operating (MDM)

The Project, close to the village of Tabakoto, will consist of an open pit mine, metallurgical plant, tailings dam, waste rock dump, return water dam, water storage dam, stores, camp including administrative and living quarters, and associated infrastructure.

Mine production of 3.182Mt, reaching 650,000 tpa, of ore grading 5.5g/t gold to a depth of 210 metres over 5 years at a 2g/t gold cut-off grade will yield approximately 536,747 ounces of gold at an average waste:ore ratio of 15.2:1 with ore and waste totaling 52 Mt (22M bcm).

The full study is detailed in the report titled "Metallurgical Design and Management, Nevsun Resources Limited Tabakoto Project Bankable Feasibility Study, September 2002" (FS).  For the purpose of this Technical report, key outcomes of that study are present in the following sections

21.2.                     Ownership and Permitting

21.1.1.                   Mineral Rights

TheTabakoto property, controlled by Nevsun Resources (Mali) Ltd, consists of a single mining license of total area 60sq km centered around the village of Tabakoto, located 15 km north from the government administrative center of Kenieba in western Mali (). The property is held by TAMICO (Tamboura Mining Company S.A.) which is owned 80% by Nevsun Resources (Mali) Ltd. and 20%owned by the Government of the Republic of Mali. Prior to the consolidation into a single mining license the property comprised six contiguous concessions. The original

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concession boundaries are shown to provide a location reference only. The Segala mining license is separate from the above.

21.1.2.                    Malian Legislation

The permits and licenses required for the Tabakoto project will comply with the Mining Code of Mali, the details of which are given below.

The Mali mining code is administrated by the Ministry of Mines, Energy and Hydraulics.  The highlights of the code (anonymous, 1995; anonymous, 1992) applicable to Tabakoto are summarized below:

  Prospecting authorization, delivered by DNGM, is valid for 90 days.  This authorization allows an applicant to decide which part of the designated area is for formal application.  This would apply only to additional new properties.

  Exploration permit (Petite Mine), delivered by the Mines Minister, is valid for two years, non-renewable.  The permit holder must deliver a report of exploration deemed a "feasibility study", however, the report is not considered to be of the "bankable" type.  For each and every deposit discovered within the concession, the Exploration Permit holder is required to prepare a comprehensive feasibility study to determine the profitability of a mining operation.  In the event it is determined that it is feasible to bring a deposit into production, a corresponding Exploitation permit is issued, which is valid for ten years and restricted to no more than 8 square kilometres in area.

  Exploration permit (Permis de Recherche, Grande Mine), delivered by the Mines Minister, is valid for three years and renewable for two consecutive three year periods for a total of nine years.  50% of the permit must be relinquished after three years and 50% of the remaining at the end of the sixth year, leaving 25% of the original.

  Exploitation permit (Grande Mine type), delivered by the prime Minister, is granted to the applicant who can prove the existence of an ore-body on a permit.  It is valid for thirty years over a surface area equal to the size of the exploration permit, but must be at least 8 kilometres square in area.

Exploration and Exploitation permits given by the government only cover those gems, minerals or metals indicated in the granting arrete.  In the case of the Tabakoto permits, the permit holder has the right to explore for gold and silver.  Any other substances such as diamond or tin would not be covered.

Some incentives for exploration work include exoneration from customs duties on imported goods used for exploration, while profit from exploitation is tax-free for a period of five years;  free repatriation of earnings.

In the case of an economic discovery, a Mali registered company will be created between the property holder and the Republic of Mali, where the latter has the right to participate as a non-contributor up to 15% and has the option to increase its interest by a further 5% by paying for its corresponding share of the project.  Total participation by the government can thus be up to a maximum of 20%.

The exploitation company can freely export all mineral products abroad, with the exception of countries hostile to Mali.

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21.1.3.                       Construction and Operations Permits and Licenses

1997

Dabo and Samake permits.

1997-98

Dabo, Samake and Famakan permits.

1999

An application for a mining license was submitted to the Malian Government.

2000

The Malian Government awarded a mining (exploitation) license to Nevsun in Oct.  2000.

2002

Nevsun acquired the adjoining Fougala, Koutila and Dioulafoundou properties.  The Tabakoto mining license was extended to include the three new properties to give a new combined mining license area of 60 sq km.  A copy of the license extension is provided in the FS.  The acquisitions were made to obtain ownership of the southern extension of the Tabakoto dyke corridor as well as a parallel set of structures lying 3 km to the west of the Tabakoto deposit.

2002

Nevsun acquired the Segala property from Semafo.  The Segala mining license covers an area of 24 sq km.  Segala is contiguous with the northern border of the Tabakoto mining license.  The property was acquired to obtain ownership of the northern extension of the mineralized Tabakoto dyke corridor and of the existing 1.4 million ounce resource.

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Figure 21.1
Property Land Map

21.2.                      Mining Operations

A mining contractor will be employed to operate the Tabakoto open pit.  A conventional truck and backhoe excavator operation will be employed using 180 tonne hydraulic excavators loading 100 tonne trucks.  To achieve the low mining costs, the contractor will be working at maximum production rates from commencement of operations.

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The top 10 to 15 m of the open pit is waste and will not require blasting or grade control, the remaining material within the pit will require normal drill and blast operations undertaken on 5 m benches using 102 mm diameter holes.  Two drill rigs will be used for blast hole drilling.

Ore will be hauled to a plant located approximately 500 m from the pit perimeter.  It is anticipated that ore will either be direct tipped or stockpiled on the crusher pad and then rehandled into the crusher using a wheel loader.  Waste will be taken to the waste dump located to the south east of the pit approximately 400 m from the pit perimeter, as detailed in .

The mining fleet will be supported by a typical auxiliary mining fleet of front end loaders, water and service trucks and track dozers.

Grade control drilling, sample collection and preparation, and assays will be the responsibility of Nevsun.  Dedicated angled RC grade control drilling will be used to effectively delineate the sub-vertical ore body and define ore and waste boundaries.  .Samples will be prepared and an assay laboratory will be developed on-site given the remoteness of the location.

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MineSight - Edit Object: \site-data\td-outline.msr - [Viewer 1 - 3D]
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Figure 21.2
Location Plan

21.3.               Metallurgy

21.3.1.                     Introduction

Tabakoto open pit ore comprises two main ore types, these being the fresh ore and overlying oxide ore.  The deposit is a high-grade/low volume, structurally controlled orebody, related to Eburnian polyphase deformation, protracted porphyritic dyke intrusions with associated (mainly siliceous) alteration and quartz veins.  A suite of intermediate to felsic, (+/-quartz-) feldspar-porphyritic dykes (biotite quartz diorite to granodiorite) intrudes the folded sequence.

The ores at Tabakoto are easy to treat giving high recoveries (gold recoveries of 94.7% and 96.5% can be expected from the oxide and fresh ores respectively) using conventional

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 technologies for comminution, gravity separation and cyanidation.  There should not be any possibility of generation of acid drainage from the tailings dam.  The reagent consumptions are low resulting in low operating costs for the leach.  The fresh ore is hard with an elevated abrasion index inferring that comminution power, grinding media consumption and comminution equipment wear part consumption will be high.

21.3.2                     Test Work History

Bench scale cyanidation and gravity separation tests on samples of sediment ore and porphyry dyke ore were carried out at Lakefield Research in Canada in October 1997.

Further testing was performed on three composite samples at Lakefield Research in Canada in May 1998.  A similar suite of tests was performed to the earlier test-work but with greater emphasis on gravity recovery of gold

In July 2000, further gravity testing was carried out in Canada by Knelson Concentrators.  Four samples described as Primary Porphyry, Sediments, Oxide and Low Grade were tested to evaluate changes in gravity recovery with grind size.  The gravity tailings from these tests were subjected to cyanidation by Process Research Associates, and the results reported in August 2000.

In November 2001, flocculant screening and settling test-work was carried out by Pelichem in South Africa.

A full test-work programme comprising comminution testing, gravity separation, cyanidation, viscosity measurement and carbon adsorption kinetic data was carried out by Lakefield Research in South Africa and concluded in February 2002.  Simultaneous acid rock drainage testing was performed in South Africa.  This was also carried out by Lakefield Research in South Africa and was reported separately.

21.3.3.                      Comminution Test work Findings

The oxide material from Tabakoto is characterised by low coarse size competency and low fine size work indices.  The material will not form media if SAG milled but can be effectively treated by ball milling or grinding in a single stage, high ball charge, SAG mill.

The fresh rock has been categorized into felsic and sedimentary types.  These are too intimately associated to consider separate treatment with felsic material heavily predominating in the expected fresh ore feed to the process plant.  Both rock types have slightly higher than average Bond ball mill work indices, with higher rod mill work indices.  In the case of the felsic material, the rod mill index and unconfined compressive strength approach extreme levels.

The fresh ore will be able to be successfully processed in the two-stage crushing/ball milling circuit proposed.  It is not possible to comment on its amenability to SAG milling without further tests being carried out.  These have not been carried out to date because SAG milling was not considered to be viable at the smaller throughput for the project, proposed earlier.  With the prospect of a higher throughput, SAG milling may be applicable to the ore and test-work to investigate this is planned in the near future.

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The abrasion indices measured for both ore types reflect a high silica ore and are therefore higher than average.

21.3.4.                     Gravity Test Results

High gravity recoveries have been consistently recorded on samples from Tabakoto with results ranging from 36 to 60%.  The installation of a gravity separation circuit in the plant has been clearly justified.

21.3.5.                     Cyanidation Results

No preg-robbing characteristics were observed in the Tabakoto ores.

Both fresh and oxide ore recoveries have consistently benefited from a finer grind.  The most recent testing at Lakefield Research in South Africa has indicated that it will be beneficial to grind to the finest size tested, 80% passing 75μm.  As this grind indicated residue grades of 0.18 and 0.19g/t from head grades of 6.08 and 6.37g/t respectively, there is considered to be little potential benefit in grinding finer.

The Tabakoto ores are modest consumers of cyanide and lime in the leaching process.  Addition rates of the order of 1kg/t for each reagent have given consistently high recoveries.  A 48hour leach has been retained due to the slow leaching of a small proportion of the gold content of the ores.  The acceleration of leach kinetics from oxygen injection indicates that the leach time may be reduced if oxygen is used on the commercial plant.  The oxygen demand of the ores is in the range typical of Witwatersrand ores.

The viscosity of the oxide ore is elevated, particularly at high solids concentration and pH.  It still however falls within a range that has traditionally been successfully treated in CIL plants.

The carbon adsorption kinetics exhibited by Tabakoto ores are similar to those of Witwatersrand ores, indicating that a high efficiency can be expected from the CIL process.

21.3.6.                    Environmental

The ratio of dolomite to sulphides is high in the fresh ore indicating that the neutralization capacity is higher than the acid generation potential.  The two capacities are more closely matched in the oxide material but the level of both is very much lower.  Consequently, it is considered that acid rock drainage from the tailings dam will not be a problem.

21.4                      Process Plant

The Tabakoto process plant has been designed to produce gold bullion by the treatment of 650,000t/y of ore from an open pit.

Oxide ore will be fed to a toothed roll crusher and then directly into the ball mill.

Fresh ore will be fed to a primary jaw crusher followed by a secondary cone crusher in closed circuit with a screen.  The crushing circuit product will be stockpiled and reclaimed to feed the

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ball mill.  A second stockpile reclaim tunnel will be installed to permit the expansion of the ball milling circuit at a later date with minimal disruption to the base case operation.

The ball mill will operate in closed circuit with hydro-cyclones from which a portion of the underflow will be directed to a gravity circuit to recover coarse gold.  The balance of the cyclone underflow will be returned to the ball mill while the overflow will be thickened and fed to the leach/CIL circuit.

The leach/CIL will comprise a single leach tank and six CIL tanks and will provide sufficient residence time to dissolve the majority of the gold in the leach feed after the addition of lime and cyanide.

Dissolved gold will be adsorbed onto activated carbon and removed from the first CIL tank on the loaded carbon screen.  CIL tails will be pumped to the tailings dam.

Loaded carbon will be acid washed to remove metallic and carbonate contaminants, eluted to remove the gold and silver and then regenerated to remove organics and restore carbon activity.

The carbon will be eluted using a pressure Zadra procedure in which the gold that is stripped from the carbon is electro-won onto steel wool before the eluate is returned to the elution column.  Gold will be removed from the electrowinning cathodes using a high pressure water gun before filtration of the sludge, calcining and smelting.  Gravity concentrates will be calcined and smelted to recover the contained gold.

21.5.                         Tailings Dam

21.5.1.                        Tailings

Tailings characteristics

Oxide and sulphide (sulphide referred to as fresh) tailings are non-plastic clayey silt materials containing 24% and 16% clay-sized particles respectively.  The presence of 16 to 25% of clay-sized particles has implications for slurry pumping and for deposition and drying on the impoundment.

The fresh tailings have a lower permeability than that of the undisturbed foundation soil for the impoundment, and the oxide tailings have a very low permeability, equivalent to a clay soil suitable for lining a water-retaining structure.

Tailings Quantities

The projected quantities are as follows:

Life of mine	5 years
Required impoundment capacity	3.25 million tonnes
Deposition rates	650,000 tonnes per annum
Operating hours	24 hours/day, 7 days/week

The oxide tailings will be produced during the first 2.5 years of operations, in combination with varying quantities of fresh tailings.   The proportion of oxide tailings will drop sharply after the

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first year.  The differing ratios of oxide to fresh tailings will affect the drainage and consolidation of the tailings.

21.5.2                          Site Geotechnics

Site Work

The proposed tailings site and its surrounds were inspected and sampled for testing by the geotechnical engineer.  Digby Wells Associates carried out pump tests in boreholes and infiltration tests in shallow pits.

Site Geology

The mineralization is in a folded meta-sedimentary sequence of greywacke, argillite and siltstones.

Tailings impoundment site soils consist of a ferruginized transported silty clay of variable consistency.  The soils are readily excavatable and it is unlikely that water ingress will affect the shallow excavations that will be required.

Laboratory testing of soils

The soils are typically ML or CL clayey silts or silty clays, with a gravel fraction varying from 0 to 50%, depending on the degree of ferruginization.

The average Plasticity Index and soil percentages can be expected to have a moderate to low permeability and reasonable compaction characteristics.

  Permeability

The measured permeability of two samples of undisturbed soil was low, which would limit the amount of seepage.

  Strength

The results of slow drained shear-box tests showed little difference between undisturbed samples and samples compacted at 95% of Proctor Maximum Density.  (Maximum Proctor Density 1734 kg/m³)

  Compaction characteristics

The Optimum Moisture Content is 16.2%.  During the wet season, the moisture content of the soils is likely to be higher than the Optimum, and it will not be possible to dry the soil.  Thus to achieve the required compaction, the works must be carried out during the dry season.

Seismicity

The project area is in a region of low seismicity.

Borrow materials

The borrow materials required for the tailings impoundment and return water pond are embankment fill, drain aggregate and filter sand.

21.5.3                       Impoundment Design Principles

The broad principles on which the impoundment has been designed are as follows:

  Tailings deposited within a compacted earth containment.

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  Tailings to be deposited in a manner which promotes drying and consolidation in thin layers, to reduce risk of instability and to make optimum use of the storage volume.

  Impoundment to be operated to ensure that minimal water is stored on the upper surface and that the pool is not in contact with the outer embankment.

  Minimum freeboard designed to prevent overtopping in 1 in 100 year 24 hour storm conditions.

  Tailings decant water recycled, but with some discharge of storm water to water courses during the rainy season.

  Progressive rehabilitation of the outer slopes to be carried out and final geometry to be in accordance with requirements for rehabilitation and closure.

  Specified operating and monitoring procedures to be implemented to control risk during all phases of development.

21.5.4.                    The Tailings Disposal Facility

The impoundment site is on gently sloping ground, occupying an area of approximately 600m by 600m, and has a return water pond of approximately 200m by 200m.

The site is suitable for the proposed impoundment of approximately 35 hectares.  The proximity of the mine pit implies that any seepage from the impoundment and return water dam may flow to the pit.

21.5.5.                     Impoundment Earthworks

Site clearance

Topsoil over the impoundment area will be stripped to a depth of approximately 150mm and stockpiled in designated storage areas to a depth not exceeding two metres.  This material will be used in the future rehabilitation of the storage facility.

The outer embankments

The outer embankments are to be constructed of selected mine waste.  This solution has been selected to avoid the risks associated with the construction of the outer walls using fine tailings.  The process of establishing vegetation is to begin immediately.

It is recommended that a geotechnical engineer be involved in the initial selection of the material to ensure that it complies with the design assumptions.

21.5.6                       Deposition and Decant System

Slurry Delivery

During the initial stages of deposition a proportion of the tailings will be a fine oxide material, and deposition will be controlled to ensure that this low permeability material provides a complete cover over the basin, to reduce seepage losses.

Penstock Decants

The penstock pool decant structure will be adjacent to a pool wall which will be raised using.  There will be an intermediate tower to decant water during the early stages of development, when the pool will be close to the west wall.

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21.5.7.                   Return Water Dams

The return water dam has been designed with two separate paddocks, referred to as the Upper and Lower Dams, with the Upper dam intended for normal operational use and the Lower Dam to be used for storage of storm-water run-off from the Upper Dam.

21.5.8.                    Slope Stability

The stability of the outer embankment has been analysed using the computer program XSTABL.  The critical failure surface and the minimum factor of safety are identified.  It will be necessary to review the appropriateness of these values when more information on the embankment material is available during the detailed design and during construction.

Factors of safety for the condition of a high phreatic surface in static and earthquake conditions are relevant, because they indicate that there may be an unacceptable risk of failure if the impoundment is operated incorrectly.

21.5.9.                     Potential Seepage

During the initial period of operation of the mine, oxide tailings with a very fine particle size will be produced together with fresh tailings.  It is intended that this low permeability tailings will be placed over the entire impoundment area, partially sealing the basin and reducing potential seepage.

The permeabilities of the materials, based on laboratory test results and on the information supplied by Digby Wells Associates, are detailed in the FS.

An approximate estimate of seepage has been made to an order of magnitude only.   For a tailings deposition area of 35 ha, the flows per day to groundwater have been estimated and are presented in detail in the FS.

21.5.10.                       Water Management

Rainfall and evaporation

The wet season is the four months from June to September, when 900mm of the total annual precipitation of 1000mm falls.  During the dry season, the daily evaporation is from 4 to 10mm, averaging 8mm.

A 1 in 100 year peak 24 hour storm is approximately 200mm but, in the climatic conditions of Tabakoto, the cumulative effect of precipitation over longer periods during the rainy season is also significant in terms of the design of water storage structures and reticulation.

Water balance

For a full year, the water quantities at the impoundment are summarized as follows:

  Water in from process water and rainfall = 1,169,000m3

  Water out from evaporation, entrained water, return water, seepage and spillway discharge = 1,169,000m³

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Tailings water management

The water management system has been designed to ensure that the minimum amount of water is stored on the upper surface of the impoundment, and the amount of return water to the plant is maximized.  This covers penstock pool control, return water pond management and tailings impoundment drain flows.

Surface water run-off

The surface water drainage has been designed to separate clean and dirty water run-off.

21.5.11.                    Operational Management and Monitoring

The subjects of operating procedures, maintenance procedures, monitoring procedures, health and safety are dealt with in the Operations Manual.  These include:

  tailings facility operational management

  raising of the outer embankment

  monitoring, and

  maintenance

21.5.12.                     Risk

The ECMP brief did not include a formal risk assessment, and the environmental impact assessment has been carried out by others.  Potential risks include:

  hazard classification

  disruption of mine production by an occurrence at the tailings facility risk of environmental impacts

  risk to human health and safety, and

  emergency preparedness

21.5.13.                    Closure and Rehabilitation

The main purpose of the closure and rehabilitation will be to make the facility safe, and to minimize the risk of erosion or dust generation.  It is not intended that the area will be restored to agricultural usage.

Stockpiling of topsoil

Topsoil removed from the area of the impoundment earthworks will be stockpiled at stored heights of less than two metres, for use in final rehabilitation.

Rehabilitation during operation

The outer embankments will be of mine waste rather than tailings.  During the operation of the mine, it is intended that measures to vegetate the outer slopes of the impoundment should be undertaken.  Tailings impoundment decommissioning will be carried out as described in the FS.

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21.6.                   Environmental

An assessment of the environmental impacts and management was carried out by Digby Wells & Associates (Pty) Ltd of South Africa.  It is based on previous studies and reports carried out for this property, as well as new information obtained during the compilation of the FS.

The natural environment at Tabakoto is not pristine.  It has been extensively disturbed by artisanal mining, farming and human settlement.  The soil is generally not very fertile, surface water is available only during the wet season and ground water is the main source of water for human consumption.  The vegetation has been exploited for building purposes and for fuel.  Animals have largely disappeared due to hunting and loss of habitat.

The Environmental Impact Assessment (EIA) is based on previous reports, information obtained during this FS compilation and experience gained in compiling other EIA's dealing with gold mining in Mali.

The project will result in several impacts on the environment of which the main ones are the loss of geological strata, change in topography and land use, loss of soil, soil compaction, surface and ground water contamination, increased water usage, increased noise and dust, loss of vegetation, change in visual impact, construction of infrastructure and social impacts.

The social impacts will result from the necessity to relocate village huts away from the open pit and the displacement of people, and social patterns, this will entail.  Other social impacts are the provision of services not previously available and the creation of job opportunities.  The economic benefits are expected to attract a number of newcomers to the local villages further changing their character.

The environmental and social impacts can all be mitigated and, with the management actions planned, no primary environmental impacts should extend beyond the vicinity of the mining site.  There are no impacts that will manifest themselves after a long period of time (residual impacts), as is the case with health effects associated with certain pollutants (e.g.  asbestos fibre, ionising radiation).

Some negative impacts can be prevented and some positive impacts can be enhanced.  An environmental plan that proposes means of achieving these has been developed.

No impacts were identified that are considered so severe that the project should not go ahead.  The most serious impacts are those of a socio-economic nature to be addressed with sensitivity from the start.  To that end a Resettlement Action Plan is being developed to suggest ways of communicating and dealing with the local people.  In this way, the project will be advantageous to all parties.  The project represents an ideal opportunity to enhance local skills and training and programs should be implemented to maximize this opportunity.

The one impact, which is irreversible, is the creation of the open pit.  Although it can be backfilled to a degree it cannot be filled up to the same topographical level that the area was at before mining in an economical fashion.  It is therefore important that the closure options for the pit are carefully considered to mitigate this impact as much as possible.

The other permanent feature will be the tailings dam.  Based upon current information, the clay-like oxide ore residue will form an impermeable layer, eliminating the need for a liner, thus preventing groundwater pollution.

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Secondary impacts which may occur over a wider area, are increased economic activity and potentially deforestation, as more vehicles transport goods to site and return with loads of wood to urban centers.

21.7.                   Capital Cost Estimates

21.7.1.                       Summary Project Capital Cost Estimate

The total capital cost estimate for the project is given in Table 21.1.

Table 21.1 Summary of Capital Costs
Area	Cost US$M
Mining	4.76
Process Plant	14.46
Infrastructure	3.77
Tails Dam Complex	0.63
Total Capital Cost	23.62

Mine Capital Cost Estimate

Capital costs are based on quotes supplied by mining contractors.  A summary of the estimates used is given in Table 13.2.  Sustaining capital of US$3.45M over life of mine (Years 2 to 5) is shown here.

Table 21.2 Open Pit Capital Cost Summary
Activity	Capital US$M	Sustaining US$M	Total US$M
Mobilization	1.31	1.30	2.61
Surface Preparation	0.30	0.30	0.60
Haul Roads	0.04		0.04
Rehabilitation		1.85	1.85
Pre-Stripping	3.11		3.11
Mine Total	4.76	3.45	8.21

Process Plant Capital Cost Estimate

The capital cost summary for the plant is given in .

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Table 21.3 Summary of Process Plant Capital Costs
Discipline	Value US$M	%
Mechanicals	3.31	26.4
Structural and Platework	1.05	8.4
Electrical	1.00	8.0
Piping	0.17	1.4
Valves	0.05	0.4
Earthworks & Civils	1.03	8.2
Transport	2.75	21.9
Construction	1.38	11.0
EPCM	1.29	10.3
First Fill (Reagents & Steel)	0.37	3.0
Critical Spares	0.13	1.0
Contingency ~ 5% plant cost	0.60
Margin	1.34
Process Plant Total	14.47

There is a potential saving that may be achieved through the use of second hand crushing and milling equipment.  The potential saving is estimated to be approximately US$0.52M.

Infrastructure Capital Cost Estimate

The total infrastructure capital cost estimate is given in Table 21.4.

Table 21.4 Summary of Infrastructure Capital Costs
Area	US$M
Buildings	2.30
Village Resettlement	0.40
Water Reticulation	0.17
Potable Water and Sewage	0.05
Road Upgrade	0.53
General/Other (refer to Volume 2)	0.32
Total Infrastructure	3.77

21.8.                      Operating Costs

21.8.1.                      Mine Operating Cost Estimate

A pre-qualification document was drafted by MDM and issued to a number of mining contractors.  Quotes were received from Moolman Bros, Banlaw Africa Ltd and BCM International Limited.  A comparison of the quotes supplied, indicated a close correlation of less than 10% between the variable costs supplied.

Fixed cost estimates including site establishment, mobilization and demobilization and monthly overheads varied significantly, the difference being attributed to the use of second hand versus new equipment and labour estimates, and proposed shift roster.

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A revised set of rates (lower) was received from Moolman Bros., based on the use of 80 tonne excavators and 100 tonne trucks.

Additionally, Snowden estimated grade control costs, mine service, and owner's overheads.

A mine operating cost summary is given below in Table 21.5.

Table 21.5 Average Open Pit Operating Cost Summary
Item		Value ($/bcm)	Value ($/t)
D & B	Waste	0.55	0.24
	Ore	0.69	0.30
L & H	Waste	2.39	1.02
	Ore	2.51	1.08
Mine Services		0.07	0.03
Grade Control	Oxide	3.13	1.34
	Fresh	2.26	0.97

21.8.2.                  Process Plant Operating Cost Estimate

Operating costs were estimated by MDM on the basis of:

  Labour rates provided by Nevsun Resource applied to a staffing plan based on prevailing industry norms for a plant with an appropriate degree of automation for a West African environment.

  Power costs at US$ 0.1096 per kWh.

  Quotations for reagents and consumables applied to consumptions determined on the basis of laboratory test work and industry experience.

  Quotations for spares and usage estimates provided by major equipment vendors; and allowances based on industry experience where required.

Accuracy of the estimates is +/- 10%.  No contingencies have been included in the operating cost estimates.  Costs are expressed in United States dollars as at September 2002.

Costs exclude any applicable duties and taxes.

Plant operating costs by category are summarized below in Table 21.6.

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Table 21.6 Plant Operating Cost
Category	Oxide (US$/t)	Fresh (US$/t)
Water	0.04	0.04
Power	2.67	4.35
Labour	0.74	0.74
Reagents	1.76	1.74
Grinding Media & Liners	1.42	2.86
Maintenance	0.19	0.22
Assay	0.16	0.16
Transport	1.16	1.60
TOTAL	8.14	11.71

21.8.3.                     Financial Evaluation

Financial model

The Base Case financial model, shown overleaf, is based upon measured ore reserves and grades provided by Snowden and Associates and metallurgical parameters provided by Lakefield Research.

The model applies cost data provided by Snowden, Lakefield, Nevsun, MDM and others, shown in the Mining, Metallurgy, Capital Cost, Operating Cost, and elsewhere in the FS.

Base Case evaluation criteria for the 5-year open pit mine life include:

  costs to an accuracy of +/-10%

  cash flows in September 2002 constant dollars, no inflation or discounting mine production of 3.182Mt ore

  ore grading 5.5 g/t gold

  gold production of 536,747 recovered ounces

  US$325 per ounce of gold, price basis

  royalty rate on gold revenue of 3%

  net revenue of US$168.6M

  mine capital expenditure of US$4.8M with sustaining capital of US$3.4M process plant capital expenditure of US$14.5M

  tailings dam capital expenditure of US$0.6M

  infrastructure capital expenditure of US$3.8M

  operating expenditure of US$101M

  pre-production and other operating costs in Year 0 have been capitalized no Malian corporate tax is payable for the first five years of operation all equity funding, with no debt funding provision

 Table 21.7 and Table 21.8 show a summary of the open pit mine schedule and the subsequent financial model.

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Table 21.7 Open Pit Life of Mine Schedule - 650 Ktpa
			Prestrip	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	TOTAL
MINING	Waste	000 m3	1,517	5,202	5,181	5,124	2,889	927	-	20,840
		000 t	2,973	11,451	11,134	13,071	7,860	2,522	-	49,011
	Oxide Ore	000 m3	11	114	92	38	-	-	-	254
		000 t	21	231	180	103	-	-	-	535
		Au g/t	4.36	4.52	3.73	3.55	-	-	-	4.06
	Fresh Ore	000 m3	-	139	173	231	256	175	-	973
		000 t	-	377	470	627	696	477	-	2,646
		Au g/t	-	4.44	6.2	6.2	4.98	6.77	-	5.73
	TOTAL ORE	000 m3	11	252	265	268	256	175	-	1,227
		000 t	21	608	650	730	696	477	-	3,181
		Au g/t	4.36	4.47	5.51	5.83	4.98	6.77	-	5.45
	Total Material	000 m3	1,528	5,455	5,446	5,393	3,145	1,102	-	22,069
		000 t	2,994	12,059	11,784	13,801	8,556	2,999	-	52,193
	Strip Ratio by tonnes	-	141.6	18.8	17.1	17.9	11.3	5.3	-	15.4

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Table 21.8 Financial model
			Prestrip	Year 1	Year 2	Year 3	Year 4	Year 5	TOTAL
PROCESSING			-
	Opening Stocks	000 t	-	21	15	15	95	141
		Au g/t	-	4.36	4.74	6.10	5.93	5.10
	Mining to stockpile	000 t	21	608	650	730	696	477
		Au g/t	4.36	4.47	5.51	5.83	4.98	6.77
	Ore Processed	000 t	-	614	650	650	650	618	3182
	Ore Grade	Au g/t	-	4.46	5.48	5.82	5.09	6.39	5.45
	Closing Stocks	000 t	21	15	15	95	141	-
		Au g/t	4.36	4.74	6.10	5.93	5.10	6.39
	Contained Gold	ozs	-	88,009	114,548	121,689	106,472	126,810	557,528
	Gold Recovery	%	-	95.71	96.16	96.35	96.50	96.50
	Gold Recovered	Ozs	-	84,233	110,149	117,247	102,745	122,372	536,747
REVENUE
	Price	$/oz	325	325	325	325	325	325
	Revenue	$ 000's		$27,376	$35,799	$38,105	$33,392	$39,771	$174,443
	Selling Cost	$ 000's		$119	$157	$167	$145	$175	$763
	Royalty @ 3% of Revenue	$ 000's		$821	$1,074	$1,143	$1,002	$1,193	$5,233
	Net Revenue	$ 000's		$26,398	$34,558	$36,817	$32,216	$38,578	$168,566
CAPITAL COSTS	Mobilization / site estab *1	$ 000's	$1,305	$1,305					$2,610
	Surface Prep *2	$ 000's	$301	$38	$259				$598
	Haul Roads*3	$ 000's	$42						$42
	Rehabilitation *4	$ 000's						$1,846	$1,846
	Process Plant	$ 000's	$14,463						$14,463
	Tailings Dam	$ 000's	$632						$632
	Infrastructure	$ 000's	$3,767						$3,767
	Total Capex	$ 000's	$20,510	$1,343	$259			$1,846	$23,958
OPERATING COSTS
Mining	Grade Control	$ 000's	$10	$254	$265	$264	$248	$170	$1,212
	Drill and Blast	$ 000's	$130	$2,853	$2,806	$4,019	$2,453	$860	$13,121
	Load and Haul	$ 000's	$2,604	$10,007	$10,213	$10,705	$7,493	$3,156	$44,178
	Stockpile rehandle	$ 000's		$14	$3			$70	$87
	Mine Services	$ 000's	$109	$389	$389	$385	$224	$79	$1,575
	Mining Sub-total	$ 000's	$2,854	$13,517	$13,674	$15,373	$10,419	$4,335	$60,172
Process cost - excl power	Oxide Ore	$ 000's		$1,265	$986	$562			$2,813
	Fresh Ore	$ 000's		$2,779	$3,461	$4,622	$5,127	$3,515	$19,505
Process - power cost	Oxide Ore	$ 000's		$618	$482	$274			$1,374
	Fresh Ore	$ 000's		$1,641	$2,044	$2,730	$3,028	$2,077	$11,521
Auxiliary Power		$ 000's		$113	$126	$150	$151	$104	$645
	Process Sub-total	$ 000's		$6,416	$7,100	$8,339	$8,307	$5,696	$35,857
Administration costs	Contractor P&G's	$ 000's	$257	$1,028	$1,028	$1,028	$257		$3,598
	Owner Overheads	$ 000's		$595	$631	$631	$631	$599	$3,087
	Administration Sub-total	$ 000's	$257	$1,623	$1,659	$1,659	$888	$599	$6,685

	Total Opex	$ 000's	$3,111	$21,556	$22,433	$25,371	$19,614	$10,630	$102,715
	Total Opex + Capex	$ 000's	$23,621	$22,899	$22,692	$25,371	$19,614	$12,476	$126,673
CASHFLOW	Net	$ 000's	-$23,621	$3,499	$11,865	$11,446	$12,602	$26,102	$41,893
	Cumulative	$ 000's	-$23,621	-$20,122	-$8,257	$3,190	$15,791	$41,893
NPV/IRR	NPV - undiscounted	41,893

	IRR	34.5%
Cost per recovered ounce excluding capex		$/oz		$256	$204	$216	$191	$87	$191

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21.9.                      Project Economics

  The cash flow, as shown in the Financial Model (Table 16.1), gives a project Internal Rate of Return (IRR) of 35% and cumulative cash flow of US$41.9M (undiscounted)

  When a 5% discount rate is applied, the Net Present Value (NPV) of the project is US$29.7M (Project NPV's at discount rates from 0% to 20% are given in Table 16.2)

  The cash cost of production is US$191 per ounce of gold

  The project breaks even after approximately 2 years and 9 months of production (Figure 16.1)

Annual gold production over the 5-year open pit mine life, together with cumulative cash flow, are shown in Figure 21.3, below.

Figure 21.3
Ounces of Gold Produced and Cumulative Cash Flow by Year

21.10.                     Risk Analysis

21.10.1.                   Introduction

The risks associated with this project, together with the sensitivity of project economics to changes in revenue, operating and capital costs, are discussed below.

The BFS addresses market, resource, mining, geo-technical, process, environmental and other risks associated with the production of gold by NRL.  The risks, quantified and/or qualified in terms of their impact upon project cash flow and other consequences, are addressed.

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Absolute risk is a combination of the financial consequences and the likelihood of an event occurring based upon historical data, evaluations, estimates, predictions, or other appropriate information.

21.10.2.                  Revenue, Operating and Capital Risk Sensitivity

In overall terms, project sensitivity to revenue, total operating costs and total capital cost is shown in .

Risks are considered and categorized according to their impact upon the project's NPV.  These risks are discussed below and referenced in the risk profile.  The likely-hood of an event occurring, or changing, is depicted as being almost certain (C), likely (L), moderate (M), unlikely (U) or Rare (R).

A brief summary of the impact of changes in revenues and costs, and the significant components making up those costs is given below.

Revenue

Gold price (US$325/oz) decreasing by 10% lowers the NPV by US$16.9 (M).

The open pit is sensitive to changes in gold price.  Areas to the north, south and at depth may or may not be mined depending on gold price movements.  Here, there may be an opportunity to high grade the mine in the early years of operations.

Revenue Risk - Mitigating Factors

There are large tonnages of measured and indicated and inferred ore that will be mined and processed into gold, but have not been brought into account.  The inclusion of such additional revenues could have a significant impact upon the project economics, offsetting some of the financial risk as matters now stand.  The potential to accrue higher revenues throughout the 5-year mine life and thereafter is discussed below.

Inferred Ore

Should the 'inferred' high grade material be realized, this has the potential to increase the NPV by approximately US$13M

Here there appears to be up-side potential for both grade and tonnage (risk reduction).

220,000 tonnes of inferred ore grading 8.56 g/t gold is mined as part of the overall mining plan and has been costed accordingly.  The only costs incurred in recovering this gold are therefore in process costs and royalty payments.  The project NPV increases from US$42 to approximately US$55M if this revenue is included in Year 6.

Geological Structures

As shown by the drilling, the Tabakoto resources is based upon two structural types running north-south and north-easterly respectively.  It is known from this, that structures running north-westerly and east-west also contain gold.  These structures, to be picked up off the bench plans as the pit is developed, will impact positively upon grades, tonnages and strip ratios.

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Operating Costs

Operating cost increasing by 10% lowers the NPV by US$10.3M (M)

The budgeted unit mining costs are based on medium sized plant being fully utilized over a 5-year contract period.  There may be some potential for cost reductions.  These costs compare well with existing operations in Mali.

Figure 21.4
Sensitivity Analysis

Load and Haul

A 10% increase in the L&H cost decreases NPV by approximately US$4.3M.

The single largest operating cost component, at over half the total operating cost, is the cost of loading and hauling waste.

Drill and Blast

A 10% increase in the D&B cost decreases NPV by approximately US$1.3M

Taken together with L&H, the potential impact of these operating costs upon the project economics is significant, accounting for roughly 70% of total operating cost risk.

Power Consumption

A 10% increase in the cost of power or consumption thereof decreases NPV by US$1.4M.

Supply Risk

Operating supplies - losses due to supply shortages (U)

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Based upon experience, losses due to supply shortages in this location are considered to be low.

Ore Grade and Gold Recovery

A 10% decrease in either ore grade, or gold recovery, decreases NPV by an amount approaching a 10% decrease in the gold price.

By virtue of extensive drilling and metallurgical test-work these risks have, to a very large extent already been factored into the project economics.

Capital Costs

Capital cost increasing by 10% decreases NPV by US$2.0M (M)

The project is far less sensitive to capital, than to operating cost and revenue, changes.

Capital risk for the Tabakoto project may tend toward the infrastructure area more than other capital areas.  The overall impact of small to medium changes in infrastructure capital on the project economics is not highly significant.

Equipment Failure

Equipment failure resulting in production losses of approximately US$200,000/day (M)

This may be from failure of a critical mill component, pipe or valve failure, electrical or instrumentation problem, etc.

Security

Loss resulting from theft (U)

Providing the project areas are properly fenced and appropriate security measures are in place, losses should be minimal.

Other Risks

A number of risks that are more difficult to quantify are addressed below.

Rain Impact

Rain impact causing a delay in commissioning or lower operating hours (M)

This has been addressed in the implementation schedule presented in Section 15 of this BFS.  The rainy season dictates when construction activities must occur.  Late start-up equates to deferred revenues of US$200,000/day.

Environmental Risks

Environmental damage caused through cyanide spillage (R)

Several other environmental risks, events considered as rare or unlikely to occur, are addressed in the FS.  These are largely controllable and of low risk, as demonstrated by other gold producers in the vicinity.

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Sovereign risk

Mali's sovereign risk would appear to be relatively low in an African context but, should the situation change, it poses moderate financial consequences to the project.

The Sudanese Republic and Senegal became independent of France in 1960 as the Mali Federation.  When Senegal withdrew after only a few months, the Sudanese Republic was renamed Mali.  Rule by dictatorship was brought to a close in 1991 by Amadou Toumani Toure who then headed a transitional government and subsequently became President.

Mali's first democratic presidential election was held in 1992 when Alpha Oumar Konare became President.  Up to and since his re-election in 1997, President Konare continued to push through political and economic reforms and to fight corruption.  Most recently Amadou Toumani Toure was elected President of Mali.  Amadou Toumani Toure, was born at Mopti in Mali on November 4th, 1948 and became President on June 8th, 2002.

Table 21.9 below lists the quantifiable risks with a downside of US$1M or more.

Table 21.9 Risk Assessment
	Downside Risk ($M)	NPV ($M)			IRR (%)	Cash Cost $/oz
		Cost/Rev -10%	Base Case	Cost/Rev +10%
Base Case			41.9		34.5	191
Revenue	16.9	25.0	41.9	58.7	21.2	191
Capital Cost	2.0	43.9	41.9	39.8	31.1	191
Operating Costs	10.3	52.2	41.9	31.6	25.6	210
Waste Load & Haul Cost	4.3	46.2	41.9	37.6	30.5	199
Power Consumption	1.4	43.3	41.9	40.5	33.5	193
Drill & Blast Cost	1.3	43.2	41.9	40.6	33.4	193

21.10.3.              Risk Profile

The identified risks are fairly evenly spread.  With the exception of the high Load and Haul operating risk and extreme Revenue risk components, the risk profile presented in  indicates a Moderate Risk project.  Overall, environmental risks are considered to be relatively low, and manageable, as experienced in similar mining operations in close proximity to Tabakoto.  Process risks are also relatively low and fairly controllable, as are capital risks.

Risk Numbering

Risks are numbered, as below, and are shown in the risk profile shown overleaf.  The US$ values assigned to the 'consequences' have been scaled to provide an appreciation of how the individual risks are spread.  Individual risks have been quantified in terms of their calculated, estimated or perceived impact upon the project.

1

Revenue

6

Power Consumption

2

Load and Haul

7

Equipment Failure

3

Drill and Blast

8

Environmental

4

Rain Impact

9

Supply

5

Sovereign

10

Security

Snowden Mining Industry Consultants	Page 132

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Tabakoto Property	Doc.ref.:04V350.doc

Table 21.10 Risk Analysis
CONSEQUENCES
		Low	Minor	Moderate	Major	Extreme
LOWEST RISK	People	Minor lost time	Moderate lost time	Permanent disabling	Fatality	Multiple Fatality
MODERATE RISK		injury or illness	injury or illness	injury or illness
HIGH RISK	Equipment, Assets	Less than $500K	$500K to $2M	$2M to $4M	$4M to $6M	More than $6M
EXTREME RISK		damage/loss	damage/loss	damage/loss	damage/loss
Environment

	Production	Less than $500K	$500K to $2M	$2M to $4M	$4M to $6M	More than $6M
		delay/loss	delay/loss	delay/loss	delay/loss	major delay
	Impact	Little or no impact	Minor Impact		Minor Losses	Major Losses

HIGH	Almost Certain
(Common or repeating occurrence)
	Likely			3		1
(Known to occur or 'it has happened')
LIKELYHOOD	Moderate	7	4		2
(Could occur or 'I've heard of it happening)
	Unlikely		6 8	5
(Not likely to occur)
LOW	Rare	9 10
(Almost impossible)

Snowden Mining Industry Consultants	Page 133

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Tabakoto Property	Doc.ref.:04V350.doc

APPENDIX

Certificates of Authors

 CERTIFICATE OF AUTHOR

Christine Standing, MAusIMM, MAIG.

87 Colin Street

West Perth WA 6005.

Tel: (+61) 8 9481 6690

Fax: (+61) 8 9322 2576

Email: cstanding@snowdenau.com

I, Christine Standing, BSc (Hons) am employed as Principal Resource Geologist by Snowden Mining Industry Consultants, 87 Colin Street West Perth, Perth, WA

I graduated with a Bachelor of Science degree in Geology from the University of Western Australia, Perth in 1982.  I am a member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and Member of the Australian Institute of Geoscientists (MAIG).  I have worked as a geologist for a total of 22 years since graduating with my bachelor's degree.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements of a "qualified person" for the purposes of NI 43-101.

I am responsible for the preparation of the Tabakoto resource estimate detailed in report Tabakoto Gold Deposit, 2003 Update to Northern Extension Area Resource and dated June, 2003 and summarized in the Technical Report on the Tabakoto Property ("the Report"), dated 17th May 2004, in Section 16.1, 17, 18.1, 19 and 20.  I am also responsible for a review of QA/QC procedures as detailed in Section 13 of the report.  I have not visited the Tabakoto Property.

I have had prior involvement with the property that is the subject of the report.  The details of my prior involvement include a review of the report titled Nevsun Resource Ltd, Tabakoto Gold Deposit Resource Estimation dated September 2002.

I am not aware of any material fact or material change with respect to the subject matter of this report that is not reflected in the report, the omission to disclose which makes this report misleading.

I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

Dated at Perth, Western Australia, this 17th day of May, 2004.

[SIGNED]

Christine Standing, BSc (Hons), MAusIMM, MAIG

CERTIFICATE OF AUTHOR

I, Frederick William Nielsen of RR#2 Acton, 9129 Wellington County Road 50, near the town of Acton in the Province of Ontario, Canada hereby certify that:

1.

I am employed as Vice President of Exploration of Nevsun Resources Ltd

2.

I am a member in good standing of the Association of Professional .Engineers and Geoscientists of Manitoba.

3.

I am a "qualified person" as defined by National Instrument 43-101.

4.

I have visited the property numerous times, have reviewed the results of the exploration programs completed on the property and have been involved with exploration on behalf of Nevsun Resources Ltd.  since 1997.  My most recent visit to the site was for the period from March 2003 to April 2003.

5.

I am the co-author of this report.

6.

I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

7.

I have options to purchase 265,000 shares of Nevsun Resources Ltd.  that have not been exercised.  I own 52,000 shares of Nevsun Resources Ltd.  I do not own any other interest (direct, indirect or contingent) in the property described here in nor in other securities of Nevsun Resources Ltd or any of its related companies.

8.

I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Dated at Toronto, Canada, this 17th day of May, 2004

[SIGNED]

Frederick W Nielsen, PGeo

CERTIFICATE OF AUTHOR

Philip Morriss, BSc (Hons), MAusIMM

87 Colin Street

West Perth WA 6005.

Tel: (+61) 8 9481 6690

Fax: (+61) 8 9322 2576

Email: pmorriss@snowdenau.com

I, Philip Morriss, BSc (Hons), am employed as Manager of Engineering by Snowden Mining Industry Consultants, 87 Colin Street West Perth, Perth, WA

I graduated with a Bachelor of Engineering degree in Civil from the University of London, England in 1973.  Subsequently I obtained a Master of Business Administration from Curtin University in 2001.  I am a member of the Australasian Institute of Mining and Metallurgy.  I have worked as a mining engineer for a total of 31 years since graduating with my bachelor's degree.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements of a "qualified person" for the purposes of NI 43-101.

I am responsible for the preparation of the Mining Section of the report title Feasibility Study for the Tabakoto Project, Mali and dated September, 2002 and summarized within the technical report Technical Report for the Tabakoto Property (the "Report") dated 17th May 2004 in Sections 16.2 and 21 of the report.  I have visited the Tabakoto Property on October 18th 2003.

I have not had prior involvement with the property that is the subject of the report.

I am not aware of any material fact or material change with respect to the subject matter of this report that is not reflected in the report, the omission to disclose which makes this report misleading.

I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

Dated at Perth, Western Australia, this 17th day of May, 2004.

[SIGNED]

Philip Morriss, BSc (Hons), MAusIMM

CERTIFICATE of AUTHOR

Gordon McCrae
Metallurgical Design and Management (Pty) Ltd.

MDM Ferroman House

Cnr Will Scarlett/Hendrik Verwoerd

Randburg

South Africa

Telephone: +27 11 886 7980
Fax: +27 11 886 7987
Email: daved@mdm-eng.co.za

I, Gordon McCrae, B.Tech Professional Eng, do hereby certify that:

1. I am the Managing Director of Metallurgical Design and Management (Pty) Ltd.

2. I graduated with a degree in B.Tech Engineering from Witwatersrand Technicon in 1973

3 I have worked as an engineer for a total of 31 years since my graduation from university.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I have visited the project site, most recently on February, 2004.  I am responsible for the preparation of all sections of the report titled "Tabakoto Project Feasibility Study" dated September 2002 which is detailed in Sections 15 and 21 of the Technical Report for the Tabakoto property in Mali, West Africa, May 17 2004.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 17th Day of May, 2004.

 [SIGNED]

Gordon McCrae

APPENDIX B  Certificates of Consents

Christine Standing, BSc (Hons), MAusIMM, MAIG

87 Colin Street

West Perth WA 6005.

Tel: (+61) 8 9481 6690

Fax: (+61) 8 9322 2576

Email: cstanding@snowdenau.com

TO:

The securities regulatory authorities of each of the provinces and territories of Canada

I, Christine Standing, BSc (Hons), MAusIMM, MAIG, do hereby consent to the filing of the report titled Technical Report on the Tabakoto Property, Mali West Africa, prepared for Nevsun Resources Ltd. dated May 17th, 2004.

Dated at Perth, Western Australia this 17th day of May, 2004.

[SIGNED]

Christine Standing, BSc (Hons), MAusIMM, MAIG

CONSENT OF QUALIFIED PERSON

Frederick William Nielsen, PGeo

RR#2 Acton,

9129 Wellington County Road 50

TO:

The securities regulatory authorities of each of the provinces and territories of Canada

I, Frederick William Nielsen, PGeo, do hereby consent to the filing of the report titled Technical Report on the Tabakoto Property, Mali West Africa, prepared for Nevsun Resources Ltd. dated May 17th, 2004.

Dated at Perth, Western Australia this 17th day of May, 2004.

[SIGNED]

Frederick William Nielsen, PGeo

CONSENT OF QUALIFIED PERSON

Philip Morriss, BSc (Hons), MAusIMM

87 Colin Street

West Perth WA 6005.

Tel: (+61) 8 9481 6690

Fax: (+61) 8 9322 2576

Email: pmorriss@snowdenau.com

TO:

The securities regulatory authorities of each of the provinces and territories of Canada

I, Philip Morriss, BSc (Hons), MAusIMM, do hereby consent to the filing of the report titled Technical Report on the Tabakoto Property, Mali West Africa, prepared for Nevsun Resources Ltd. dated May 17th, 2004.

Dated at Perth, Western Australia this 17th day of May, 2004.

[SIGNED]

Philip Morriss, BSc (Hons), MAusIMM

CONSENT of AUTHOR

Gordon McCrae
Metallurgical Design and Management (Pty) Ltd.

MDM Ferroman House

Cnr Will Scarlett/Hendrik Verwoerd

Randburg

South Africa

Telephone:  +27 11 886 7980
Fax: +27 11 886 7987
Email: daved@mdm-eng.co.za

TO: Canadian Securities Commission Authorities

I, Gordon McCrae, do hereby consent to the filing of the written disclosure of the technical report titled Tabakoto Project Feasibility Study" and dated September 2002 (the "Technical Report") and any extracts from or a summary of the Technical Report in the written disclosure of Nevsun Resources Ltd being filed, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

Dated this 17th Day of May, 2004

[SIGNED]

Gordon McCrae